AS FILED WITH THE SEC ON _________________.


                                                      REGISTRATION NO. 333-07451


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO


                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

                               -------------------

                     PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT
                              (Exact Name of Trust)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                             (800) 437-4016 ext. 46
          (Address and telephone number of principal executive offices)

                               -------------------

                                THOMAS C. CASTANO
                               ASSISTANT SECRETARY
                          PRUCO LIFE INSURANCE COMPANY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                     (Name and address of agent for service)

                                    Copy to:
                                JEFFREY C. MARTIN
                                 SHEA & GARDNER
                         1800 MASSACHUSETTS AVENUE, N.W.
                             WASHINGTON, D.C. 20036

                               -------------------

Variable Universal Life Insurance Contracts--Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities. The filing fee is $500. (Title and amount of securities being registered; proposed maximum aggregate offering price; amount of filing fee).

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, action pursuant to said Section 8(a), may determine.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rules 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contract described in this Registration Statement.

                              CROSS REFERENCE SHEET

                          (AS REQUIRED BY FORM N-8B-2)

N-8B-2 Item Number    Location
------------------    --------
        1.            Cover Page

        2.            Cover Page

        3.            Not Applicable

        4.            Sale of the Contract and Sales Commissions

        5.            The Pruco Life Variable Appreciable Account

        6.            The Pruco Life Variable Appreciable Account

        7.            Not Applicable

        8.            Not Applicable

        9.            Litigation

       10. Brief Description of the Contract; Short-Term Cancellation Right, or "Free Look"; Type of Death Benefit; Changing the Type of Death Benefit; Premiums; Contract Date; Allocation of Premiums; Transfers; Dollar Cost Averaging, Auto-Rebalancing; Charges and
                      Expenses; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit
                      Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; Surrender of a Contract; Withdrawals; Increases in Basic Insurance Amount; Decreases in Basic Insurance Amount; Lapse and Reinstatement; When
                      Proceeds are Paid; Riders; Other General Contract Provisions; Voting Rights; Substitution of Series Fund Shares


       11. Brief Description of the Contract; The Pruco Life Variable Appreciable Account

       12. Cover Page; Brief Description of the Contract; The Prudential Series Fund, Inc.; Sale of the Contract and Sales Commissions

       13. Brief Description of the Contract; The Prudential Series Fund, Inc.; Charges and Expenses; Sale of the Contract and Sales Commissions

       14. Brief Description of the Contract; Requirements for Issuance of a Contract

       15. Brief Description of the Contract; Allocation of Premiums; Transfers; Dollar Cost Averaging, Auto-Rebalancing; The Fixed-Rate Option

       16. Brief Description of the Contract; Detailed Information for Prospective Contract Owners

       17.            When Proceeds are Paid

       18.            The Pruco Life Variable Appreciable Account

       19.            Reports to Contract Owners

       20.            Not Applicable

       21.            Contract Loans

N-8B-2 Item Number    Location
------------------    --------

         22.          Not Applicable

         23.          Not Applicable

         24.          Other General Contract Provisions

         25.          Pruco Life Insurance Company

         26. Brief Description of the Contract; The Prudential Series Fund, Inc.; Charges and Expenses

         27.          Pruco Life Insurance Company; The Prudential Series
                      Fund, Inc.

         28.          Pruco Life Insurance Company; Directors and Officers

         29.          Pruco Life Insurance Company

         30.          Not Applicable

         31.          Not Applicable

         32.          Not Applicable

         33.          Not Applicable

         34.          Not Applicable

         35.          Pruco Life Insurance Company

         36.          Not Applicable

         37.          Not Applicable

         38.          Sale of the Contract and Sales Commissions

         39.          Sale of the Contract and Sales Commissions

         40.          Not Applicable

         41.          Sale of the Contract and Sales Commissions

         42.          Not Applicable

         43.          Not Applicable

         44. Brief Description of the Contract; The Prudential Series Fund, Inc.; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit
                      Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary

         45.          Not Applicable

         46. Brief Description of the Contract; The Pruco Life Variable Appreciable Account; The Prudential Series Fund, Inc.

         47. The Pruco Life Variable Appreciable Account; The Prudential Series Fund, Inc.

         48.          Not Applicable

         49.          Not Applicable

         50.          Not Applicable

         51.          Not Applicable

         52.          Substitution of Series Fund Shares

         53.          Tax Treatment of Contract Benefits

         54.          Not Applicable

         55.          Not Applicable

N-8B-2 Item Number    Location
------------------    --------

         56.          Not Applicable

         57.          Not Applicable

         58.          Not Applicable

         59. Financial Statements; Financial Statements of the Pruco Life Variable Appreciable Account; Consolidated Financial Statements of Pruco Life Insurance Company and Subsidiaries

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                                     [LOGO]


Variable Universal Life is issued by Pruco Life Insurance Company and offered through Pruco Securities Corporation, both subsidiaries of The Prudential Insurance Company of America.



                            VARIABLE UNIVERSAL LIFE


                       VARIABLE UNIVERSAL LIFE PROSPECTUS


                               DECEMBER __, 1996


                                   PRUCO LIFE
                              VARIABLE APPRECIABLE
                                    ACCOUNT

PROSPECTUS

_____________, 1996

PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT

VARIABLE UNIVERSAL LIFE

This prospectus describes a flexible premium variable universal life insurance contract (the "Contract") offered by Pruco Life Insurance Company ("Pruco Life"). The Contract provides life insurance coverage with flexible premium payments and a variety of investment options. Subject to an initial premium, you can pay premium amounts as desired, so long as sufficient money is in the Contract Fund to cover all charges. If there is insufficient money in the Contract Fund, the Contract may lapse without value.


There are two types of death benefit available. One type generally remains fixed in the amount initially selected, the other will vary daily with the investment performance of the investment options you select. For each type, there are generally two death benefit guarantees, each of which can be secured by a certain level of premium payments.


A portion of the Contract's premiums and the earnings on those premiums will be held in one or more of the following ways. They can be invested in one or more of 10 available subaccounts of the Pruco Life Variable Appreciable Account:

O  MONEY MARKET               O  HIGH YIELD BOND      O  EQUITY
O  DIVERSIFIED BOND           O  STOCK INDEX          O  PRUDENTIAL JENNISON
O  CONSERVATIVE BALANCED      O  EQUITY INCOME        O  GLOBAL
O  FLEXIBLE MANAGED

each of which invests in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund") or they can be allocated to a FIXED-RATE OPTION. Additional investment options may be added in the future. The attached prospectus for the Series Fund, and the Series Fund's statement of additional information describe the investment objectives of and the risks of investing in the portfolios. Interest is credited daily upon any portion of the premium payment allocated to the fixed-rate option at rates periodically declared by Pruco Life Insurance Company in its sole discretion but never less than an effective annual rate of 4%. This prospectus describes the Contract generally and the Pruco Life Variable Appreciable Account.

REPLACING EXISTING INSURANCE WITH A CONTRACT DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE. IF YOU CURRENTLY OWN A LIFE INSURANCE CONTRACT, THE BENEFITS AND COSTS OF PURCHASING ADDITIONAL INSURANCE UNDER THE EXISTING POLICY SHOULD BE COMPARED WITH THE BENEFITS AND COSTS OF PURCHASING THE CONTRACT DESCRIBED IN THIS PROSPECTUS. IN MAKING THIS COMPARISON, YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISOR.

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS ATTACHED TO A CURRENT PROSPECTUS FOR THE PRUDENTIAL SERIES FUND, INC.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                          PRUCO LIFE INSURANCE COMPANY
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                        Telephone: (800) 437-4016 ext. 46

VUL-1 Ed __-96    Catalog # 64M9743

                               PROSPECTUS CONTENTS


                                                                                                                            Page
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS...........................................................................1

BRIEF DESCRIPTION OF THE CONTRACT..............................................................................................2

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, THE PRUCO LIFE VARIABLE
     APPRECIABLE ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE
     CONTRACT..................................................................................................................5
     Pruco Life Insurance Company..............................................................................................5
     The Pruco Life Variable Appreciable Account...............................................................................5
     The Prudential Series Fund, Inc...........................................................................................5
     The Fixed-Rate Option.....................................................................................................6
     Which Investment Option Should Be Selected?...............................................................................7

DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS...........................................................................7
     Requirements for Issuance of a Contract...................................................................................7
     Short-Term Cancellation Right or "Free Look"..............................................................................7
     Type of Death Benefit.....................................................................................................7
     Changing the Type of Death Benefit........................................................................................8
     Premiums..................................................................................................................8
     Death Benefit Guarantee...................................................................................................9
     Contract Date............................................................................................................11
     Allocation of Premiums...................................................................................................11
     Transfers................................................................................................................11
     Dollar Cost Averaging....................................................................................................12
     Auto-Rebalancing.........................................................................................................12
     Charges and Expenses.....................................................................................................12
     How a Contract's Cash Surrender Value Will Vary..........................................................................15
     How a Type A (Fixed) Contract's Death Benefit Will Vary..................................................................15
     How a Type B (Variable) Contract's Death Benefit Will Vary...............................................................16
     Surrender of a Contract..................................................................................................17
     Withdrawals..............................................................................................................17
     Increases in Basic Insurance Amount......................................................................................18
     Decreases in Basic Insurance Amount......................................................................................18
     When Proceeds Are Paid...................................................................................................19
     Living Needs Benefit.....................................................................................................19
     Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums.........................................20
     Contract Loans...........................................................................................................22
     Sale of the Contract and Sales Commissions...............................................................................22
     Tax Treatment of Contract Benefits.......................................................................................23
     Withholding..............................................................................................................24
     Lapse and Reinstatement..................................................................................................25
     Legal Considerations Relating to Sex-Distinct Premiums and Benefits......................................................25
     Other General Contract Provisions........................................................................................25
     Riders...................................................................................................................26
     Voting Rights............................................................................................................26
     Substitution of Series Fund Shares.......................................................................................27
     Reports to Contract Owners...............................................................................................27
     State Regulation.........................................................................................................27
     Experts..................................................................................................................27
     Litigation...............................................................................................................28
     Additional Information...................................................................................................28
     Financial Statements.....................................................................................................28

DIRECTORS AND OFFICERS........................................................................................................29


                                                                                                                            Page

FINANCIAL STATEMENTS OF THE PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT...........................................................A1

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY
     AND SUBSIDIARIES.........................................................................................................B1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR THE SERIES FUND.

                          DEFINITIONS OF SPECIAL TERMS
                             USED IN THIS PROSPECTUS

ACCUMULATED NET PAYMENTS--The actual premium payments you make accumulated at an effective annual rate of 4% less any withdrawals you make accumulated at an effective annual rate of 4%.

ATTAINED AGE--The insured's age on the Contract date plus the number of years since then.

BASIC INSURANCE AMOUNT--The amount of life insurance as shown in the Contract.

CASH SURRENDER VALUE--The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and, during the first 10 Contract years, minus the applicable surrender charge.

CONTRACT--The variable universal life insurance policy described in this prospectus.

CONTRACT ANNIVERSARY--The same date as the Contract date in each later year.

CONTRACT DATE--The date the Contract is effective, as specified in the Contract.

CONTRACT DEBT--The principal amount of all outstanding loans plus any interest we have charged that is not yet due and that we have not yet added to the loan.

CONTRACT FUND--The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the subaccounts, the amount invested under the fixed-rate option, and the principal amount of any Contract debt.

CONTRACT OWNER--You. Unless a different owner is named in the application, the owner of the Contract is the insured.

CONTRACT YEAR--A year that starts on the Contract date or on a Contract anniversary.

DEATH BENEFIT--The amount we will pay upon the death of the insured before reduction by any Contract debt and amounts needed to pay charges through the date of death.

FACE AMOUNT--The same as the "basic insurance amount".

FIXED-RATE OPTION--An investment option under which interest is accrued daily at a rate that Pruco Life declares periodically, but not less than an effective annual rate of 4%.

LIFETIME DEATH BENEFIT GUARANTEE PERIOD--The lifetime of the Contract, during which time the Lifetime Death Benefit Guarantee is available if sufficient premiums are paid. See DEATH BENEFIT GUARANTEE, page 9.

LIMITED DEATH BENEFIT GUARANTEE PERIOD--A period which is determined on a case-by-case basis, during which time the Limited Death Benefit Guarantee is available if sufficient premiums are paid. See DEATH BENEFIT GUARANTEE, page 9. The period applicable to your Contract is shown on the Contract data pages.

MONTHLY DATE--The Contract date and the same date in each subsequent month.

PRUCO LIFE INSURANCE COMPANY--Us, we, Pruco Life. The company offering the Contract.

THE PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT (THE "ACCOUNT")--A separate account of Pruco Life registered as a unit investment trust under the Investment Company Act of 1940.

THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND")--A mutual fund with separate portfolios. One or more of the available Series Fund portfolios may be chosen as an underlying investment for the Contract.

SUBACCOUNT--An investment division of the Account, the assets of which are invested in the shares of the corresponding portfolio of the Series Fund.

VALUATION PERIOD--The period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the Series Fund are calculated, which is generally at 4:15 p.m. New York City time on each day during which the New York Stock Exchange is open.

VARIABLE INVESTMENT OPTIONS--The subaccounts.

WE--Pruco Life Insurance Company.

YOU--The owner of the Contract.

                        BRIEF DESCRIPTION OF THE CONTRACT

As you read this prospectus you should keep in mind that you are considering the purchase of a life insurance contract. Because it is VARIABLE LIFE INSURANCE, and variable life insurance has significant investment aspects and requires you to make investment decisions, it is also a "security." That is why you have been given this prospectus. Securities which are offered to the public must be registered with the Securities and Exchange Commission, and the prospectus that is a part of the registration statement must be given to all prospective buyers. But because a substantial part of the premium pays for life insurance that will pay to the beneficiary, in the event of the insured's death, an amount which generally far exceeds your total premium payments, you should not buy this Contract unless a major reason for the purchase is to provide life insurance protection.

The Contract is a form of variable universal life insurance. It is built around a Contract Fund, the value of which changes every business day. The chart on page 3 describes how the value of your Contract Fund changes.

You may choose to have premiums, after the deduction of certain charges, invested into any one or more of the 10 available subaccounts of the Account or in the fixed-rate option.

The money allocated to each subaccount is immediately invested in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"), a series mutual fund to which The Prudential Insurance Company of America ("Prudential") acts as investment advisor. The MONEY MARKET PORTFOLIO is invested in short-term debt obligations similar to those purchased by money market funds; the DIVERSIFIED BOND PORTFOLIO is invested primarily in high quality medium-term corporate and government debt securities; the CONSERVATIVE BALANCED PORTFOLIO is invested in a mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor who desires diversification of investment and prefers a relatively lower risk of loss and a correspondingly reduced chance of high appreciation; the FLEXIBLE MANAGED PORTFOLIO is invested in a mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who is willing to accept a relatively high level of loss in an effort to achieve greater appreciation; the HIGH YIELD BOND PORTFOLIO is invested primarily in high yield fixed income securities of medium to lower quality, also known as high risk bonds; the STOCK INDEX PORTFOLIO is invested in common stocks selected to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index; the EQUITY INCOME PORTFOLIO is invested primarily in common stocks and convertible securities that provide favorable prospects for investment income returns above those of the Standard & Poor's 500 Stock Index or the NYSE Composite Index; the EQUITY PORTFOLIO is invested primarily in common stocks; the PRUDENTIAL JENNISON PORTFOLIO is invested primarily in equity securities of established companies with above-average growth prospects; and the GLOBAL PORTFOLIO is invested in common stocks and common stock equivalents (such as convertible debt securities) of foreign and domestic issuers. Further information about the Series Fund portfolios can be found under THE PRUDENTIAL SERIES FUND, INC. on page 5.

You have an additional option which is regulated differently from the other 10 because it is not a security registered under the Securities Act of 1933 nor is it issued by an investment company registered under the Investment Company Act of 1940. It is a FIXED-RATE OPTION that increases the portion of your Contract Fund allocated to this option at a declared rate or rates of interest, which are guaranteed never to be lower than an effective annual rate of 4%.

Thus your Contract Fund value changes every day depending upon the change in the value of the particular investment options that you have selected for the investment of your Contract Fund.

Although the selection of any of the subaccounts offers the possibility that your Contract Fund value will increase if there is favorable investment performance, you are subject to the risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See WHICH INVESTMENT OPTION SHOULD BE SELECTED?, page 7. If you select the fixed-rate option, you are credited with a declared rate or rates of interest but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 4%.

The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks as well as sales and administrative expenses. The maximum charges shown in the chart, as well as the lower charges that we are currently making, are fully described under CHARGES AND EXPENSES, on page 12.

--------------------------------------------------------------------------------

                                 PREMIUM PAYMENT

                      o less a charge of up to 7.5% of the
                        premiums paid for taxes attributable to
                        premiums

                      o less a charge for sales expenses of up to
                        4% of the premiums paid


                             INVESTED PREMIUM AMOUNT

                  o To be invested in one or a combination of:
                    o The 10 available investment portfolios of the Series Fund
                    o The fixed-rate option


                                  CONTRACT FUND

On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract Fund changes daily.

              ADJUSTMENTS MADE TO CONTRACT FUND AS APPLICABLE FOR:

o Addition of any new invested premium amounts.

o Addition of any increase due to investment results of the chosen variable investment options.

o Addition of guaranteed interest at an effective annual rate of 4% (plus any excess interest if applicable) on the portion of the Contract Fund allocated to the fixed-rate option.

o Addition of guaranteed interest at an effective annual rate of 4% on the amount of any Contract loan. (Separately, interest charged on the loan accrues at an effective annual rate of 4.5% or 5%. See CONTRACT LOANS, page 22.)

o Subtraction of any decrease due to investment results of the chosen variable investment options.

o Subtraction of any amount withdrawn.

o Subtraction of the charges listed below, as applicable.

                                  DAILY CHARGES

o Management fees and expenses are deducted from the assets of the Series Fund.

o A daily charge equivalent to an annual rate of up to 0.9% is deducted from the assets of the variable investment options for mortality and expense risks.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 MONTHLY CHARGES

o The Contract Fund is reduced by a monthly administrative charge of up to $10 plus $0.07 per $1,000 of the basic insurance amount; for Contract years after the first, the $0.07 per $1,000 portion of the charge is reduced to $0.01 per $1,000 of the basic insurance amount.

o A cost of insurance ("COI") charge is deducted.

o The Contract Fund is reduced by a Death Benefit Guarantee risk charge of $0.01 per $1,000 of the basic insurance amount.

o If the Contract includes riders, a deduction from the Contract Fund will be made for charges applicable to those riders.

o If the rating class of an insured results in an extra charge, that charge will be deducted from the Contract Fund.

                           POSSIBLE ADDITIONAL CHARGES

o If during the first 10 Contract years the Contract lapses or is surrendered or if the basic insurance amount is decreased (including as a result of a withdrawal), a contingent deferred sales charge is assessed. For insureds age 76 or less at issue, the maximum contingent deferred sales charge is 26% of the target level premium (see PREMIUMS, page 8) for the Contract. For insureds age 77 or greater at issue, the maximum charge will be a smaller percentage of the target level premium for the Contract. The charge is level for six years and then declines monthly to zero at the end of the 10th Contract year.

o If during the first 10 Contract years the Contract lapses or is surrendered or if the basic insurance amount is decreased (including as a result of a withdrawal), a contingent deferred administrative charge is assessed. This charge equals the lesser of: (a) $5 per $1,000 of basic insurance amount; and
  (b) $500. It is level for six years and then declines monthly until it reaches zero at the end of the 10th Contract year.

o An administrative charge of up to $25 is made in connection with any withdrawals.

o An administrative charge of up to $25 is made for any change in basic insurance amount.

o An administrative charge of up to $25 is made for each transfer exceeding twelve in any Contract year.

--------------------------------------------------------------------------------

There are two types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the cash surrender value varies daily with investment experience, and the death benefit generally stays at the basic insurance amount chosen by you at the outset. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Contract with a Type B (variable) death benefit, the cash surrender value and the death benefit both vary with investment experience. For either type of death benefit, as long as the Contract is in force, the death benefit will never be less than the basic insurance amount shown in your Contract. See TYPE OF DEATH BENEFIT, page 7.


The Contract is a flexible premium contract--there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, the timing and amount of premium payments are discretionary. The Contract will remain in force provided that the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. However, if the premiums you pay on an accumulated basis are high enough, and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, Pruco Life guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. Each Contract generally provides two guarantees, one that lasts for the lifetime of the Contract and another that lasts for a stated, generally lengthy period. The guarantee for the life of the Contract requires higher premium payments. See PREMIUMS, page 8, DEATH BENEFIT GUARANTEE, page 9 and LAPSE AND REINSTATEMENT, page 25.


While you decide when to make premium payments and, subject to a $25 minimum, in what amounts, we do offer and suggest regular billing of premiums. When applying for the Contract, you should discuss with your Pruco Life representative if you would like to be billed, how frequently and for what amount. See PREMIUMS, page 8.

For a limited time, a Contract may be returned for a refund in accordance with the terms of its "free look" provision. See SHORT-TERM CANCELLATION RIGHT or "FREE LOOK," page 7.

This Summary provides only a brief overview of the more significant aspects of the Contract. Further detail is provided in the subsequent sections of this prospectus and in the Contract. The Contract, including the application attached to it, constitutes the entire agreement between you and Pruco Life and should be retained.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

                 GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE
                  COMPANY, THE PRUCO LIFE VARIABLE APPRECIABLE
                  ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS
                          AVAILABLE UNDER THE CONTRACT

PRUCO LIFE INSURANCE COMPANY

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company, organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York.

Pruco Life is a wholly-owned subsidiary of Prudential, a mutual insurance company founded in 1875 under the laws of the State of New Jersey. As of December 31, 1995, Prudential has invested over $442 million in Pruco Life in connection with Pruco Life's organization and operation. Prudential may from time to time make additional capital contributions to Pruco Life as needed to enable it to meet its reserve requirements and expenses in connection with its business. Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Contract. Pruco Life's consolidated financial statements begin on page B1 and should be considered only as bearing upon Pruco Life's ability to meet its obligations under the Contracts.

THE PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT

The Pruco Life Variable Appreciable Account (the "Account") was established on January 13, 1984 under Arizona law as a separate investment account. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life's other assets.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life. Pruco Life is also the legal owner of the assets in the Account. Pruco Life will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities which arise from any other business Pruco Life conducts. In addition to these assets, the Account's assets may include funds contributed by Pruco Life to commence operation of the Account and may include accumulations of the charges Pruco Life makes against the Account. From time to time these additional assets will be transferred to Pruco Life's general account. Before making any such transfer, Pruco Life will consider any possible adverse impact the transfer might have on the Account.

The Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policies or practices of the Account. For state law purposes, the Account is treated as a part or division of Pruco Life. There are currently 10 available subaccounts within the Account, each of which invests in a single corresponding portfolio of the Series Fund. Additional subaccounts may be added in the future. The Account's financial statements begin on page A1.

THE PRUDENTIAL SERIES FUND, INC.

The Prudential Series Fund, Inc. (the "Series Fund") is registered under the 1940 Act as an open-end diversified management investment company. Its shares are currently sold only to separate accounts of Prudential and certain subsidiary insurers that offer variable life insurance and variable annuity contracts. The Account will purchase and redeem shares from the Series Fund at net asset value. Shares will be redeemed to the extent necessary for Pruco Life to provide benefits under the Contract and to transfer assets from one subaccount to another, as requested by Contract owners. Any dividend or capital gain distribution received from a portfolio of the Series Fund will be reinvested immediately at net asset value in shares of that portfolio and retained as assets of the corresponding subaccount.

Prudential is the investment advisor for the assets of each of the portfolios of the Series Fund. Prudential's principal business address is Prudential Plaza, Newark, New Jersey 07102-3777. Prudential has a Service Agreement with its wholly-owned subsidiary The Prudential Investment Corporation ("PIC"), which provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Series Fund. In addition, Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary Jennison Associates Capital Corporation ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio. Further detail is provided in the prospectus and statement of additional information for the Series Fund. Prudential, PIC, and Jennison are registered as investment advisors under the Investment Advisers Act of 1940.


As an investment advisor, Prudential charges the Series Fund a daily investment management fee as compensation for its services. In addition to the investment management fee, each portfolio incurs certain expenses, such as accounting and custodian fees. See DEDUCTIONS FROM PORTFOLIOS, page 13.


It is conceivable that in the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual fund. Although neither the companies which invest in the Series Fund nor the Series Fund currently foresees any such disadvantage, the Series Fund's Board of Directors intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. Material conflicts could result from such things as:
(1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Series Fund; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.


A FULL DESCRIPTION OF THE SERIES FUND, ITS INVESTMENT OBJECTIVES, MANAGEMENT, POLICIES, AND RESTRICTIONS, ITS EXPENSES, THE RISKS ATTENDANT TO INVESTMENT THEREIN--INCLUDING ANY RISKS ASSOCIATED WITH INVESTMENT IN THE HIGH YIELD BOND PORTFOLIO, AND ALL OTHER ASPECTS OF ITS OPERATION IS CONTAINED IN THE ATTACHED PROSPECTUS FOR THE SERIES FUND AND IN ITS STATEMENT OF ADDITIONAL INFORMATION, WHICH SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE MET.


THE FIXED-RATE OPTION

BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED-RATE OPTION UNDER THE CONTRACT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, INTERESTS IN THE FIXED-RATE OPTION ARE NOT SUBJECT TO THE PROVISIONS OF THESE ACTS, AND PRUCO LIFE HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED-RATE OPTION. DISCLOSURE REGARDING THE FIXED-RATE OPTION MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

You may elect to allocate, either initially or by transfer, all or part of the amount credited under the Contract to a fixed-rate option, and the amount so allocated or transferred becomes part of Pruco Life's general assets. Sometimes this is referred to as Pruco Life's general account, which consists of all assets owned by Pruco Life other than those in the Account and in other separate accounts that have been or may be established by Pruco Life. Subject to applicable law, Pruco Life has sole discretion over the investment of the assets of the general account, and Contract owners do not share in the investment experience of those assets. Instead, Pruco Life guarantees that the part of the Contract Fund allocated to the fixed-rate option will accrue interest daily at an effective annual rate that Pruco Life declares periodically, but not less than an effective annual rate of 4%. Currently, declared interest rates remain in effect from the date money is allocated to the fixed-rate option until the first day of the same month in the following year. At that time a new crediting rate will apply to that money until the first day of the same month in the next year. Then a new declared crediting rate will apply to that money for the remainder of that calendar year. Thereafter a new crediting rate will be declared each year for that money and it will remain in effect for the entire calendar year. Pruco Life reserves the right to change this practice. Pruco Life is not obligated to credit interest at a higher rate than 4%, although in its sole discretion it may do so. Different crediting rates may be declared for different portions of the Contract fund allocated to the fixed-rate option. On request, you will be advised of the interest rates that currently apply to your Contract.

Transfers from the fixed-rate option are subject to strict limits, see TRANSFERS, page 11. The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to six months, see WHEN PROCEEDS ARE PAID, page 19.

WHICH INVESTMENT OPTION SHOULD BE SELECTED?

Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. Accordingly, the Stock Index, Equity Income, Equity, Prudential Jennison or Global Portfolios may be desirable options if you are willing to accept such volatility in your Contract values. Each of these equity portfolios involves somewhat different policies and investment risks.

You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Diversified Bond Portfolio. There may be times when you desire even greater safety of principal and may then prefer the Money Market Portfolio or the fixed-rate option, recognizing that the level of short-term rates may change rather rapidly. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that with higher yielding, lower quality bonds the risks are greater. You may wish to divide your invested premium among two or more of the portfolios. You may wish to obtain diversification by relying on Prudential's judgment for an appropriate asset mix by choosing the Conservative Balanced or Flexible Managed Portfolio.

You should make a choice that takes into account how willing you are to accept investment risks, the manner in which your other assets are invested, and your own predictions about what investment results are likely to be in the future. Pruco Life does recommend AGAINST frequent transfers among the several options as experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

                            DETAILED INFORMATION FOR
                           PROSPECTIVE CONTRACT OWNERS

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

The Contract may generally be issued on insureds below the age of 81. Currently, the minimum basic insurance amount that can be applied for is $250,000. Before issuing any Contract, Pruco Life requires evidence of insurability which may include a medical examination. Non-smokers are offered the most favorable cost of insurance rates. A higher cost of insurance rate and/or additional charge is charged if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK"

Generally, you may return the Contract for a refund within 10 days after you receive it, within 45 days after Part I of the application for insurance is signed or within 10 days after Pruco Life mails or delivers a Notice of Withdrawal Right, whichever is latest. Some states allow a longer period of time during which a Contract may be returned for a refund. A refund can be requested by mailing or delivering the Contract to the representative who sold it or to the Pruco Life Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, plus or minus any change due to investment experience. However, if applicable law so requires and you exercise your short-term cancellation right, you will receive a refund of all premium payments made with no adjustment for investment experience.

TYPE OF DEATH BENEFIT

You may select either of two types of death benefit. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. The death benefit of this type does not vary with the investment performance of the investment options selected by you, except in certain circumstances. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page
15. Favorable investment results of the variable investment options to which the assets related to the Contract are allocated and payment of additional premiums will generally result in increases in the cash surrender value. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 15.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a component of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 15 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 16. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. But, as long as the Contract is not in default, the death benefit may not fall below the basic insurance amount stated in the Contract.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Purchasers of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount and the deduction of any applicable surrender charges. In addition, we will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. See WITHDRAWALS, page 17.

CHANGING THE TYPE OF DEATH BENEFIT

On or after the first Contract anniversary and subject to Pruco Life's approval, you may change the type of death benefit. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. You should consult your Pruco Life representative from time to time about the choices available to you under the Contract.

If you are changing your Contract's type of death benefit from Type A (fixed) to Type B (variable), we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place. The basic insurance amount after the change may not be lower than the minimum basic insurance amount applicable to the Contract. If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place. This is illustrated in the following chart.

                            ----------------------------------------------------
                            Changing the Death             Changing the Death
                               Benefit from                   Benefit from
                            Type A  --  Type B              Type B  --  Type A
                             (Fixed)   (Variable)          (Variable)  (Fixed)
--------------------------------------------------------------------------------
BASIC INSURANCE
  AMOUNT                   $300,000 -- $250,000           $250,000 -- $300,000

CONTRACT FUND                $50,000 = $50,000              $50,000 = $50,000

DEATH BENEFIT               $300,000 = $300,000            $300,000 = $300,000
--------------------------------------------------------------------------------

Changing your Contract's type of death benefit from Type A (fixed) to Type B (variable) during the first 10 Contract years may result in the assessment of surrender charges. In addition, although we do not currently do so, we reserve the right to make an administrative processing charge of up to $25 for any change in basic insurance amount. See CHARGES AND EXPENSES, page 12.

To request a change, fill out an application for change which can be obtained from your Pruco Life representative or any of our offices. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change.

PREMIUMS

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 15 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 16. There are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized, under the Internal Revenue Code, as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 23.

There are several types of "premiums" under the Contract, described below. Understanding them will help you understand how the Contract works.

     MINIMUM INITIAL PREMIUM -- the premium needed to start the Contract. There is no insurance under this Contract unless the minimum initial premium is paid.

     GUIDELINE PREMIUMS -- the premiums that, if paid at the beginning of each Contract year, will keep the Contract in force for the lifetime of the insured regardless of investment performance, assuming no loans or withdrawals. These guideline premiums will be higher for a Type B (variable) Contract than for a Type A (fixed) Contract. For a Contract with no riders or extra risk charges, these premiums will be level. If certain riders are included, the guideline premium may increase each year. Payment of guideline premiums at the beginning of each Contract year is one way to achieve the Lifetime Death Benefit Guarantee Values shown on the Contract data pages. See DEATH BENEFIT GUARANTEE, below. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the guideline premium.

     TARGET PREMIUMS -- the premiums that, if paid at the beginning of each Contract year, will keep the Contract in force during the Limited Death Benefit Guarantee period regardless of investment performance, assuming no loans or withdrawals. As is the case with the guideline premium, for a Contract with no riders or extra risk charges, these premiums will be level. If certain riders are included, the target premium may increase each year. Payment of target premiums at the beginning of each Contract year is one way to achieve the Limited Death Benefit Guarantee Values shown on the Contract data pages. At the end of the Limited Death Benefit Guarantee period, continuation of the Contract will depend on the Contract Fund having sufficient money to cover all charges or meeting the conditions of the Lifetime Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, below. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the target premium.

     TARGET LEVEL PREMIUM -- the target premium at issue minus any premiums associated with riders or with aviation, avocation, occupational or temporary extra insurance charges. We use the target level premium in calculating the sales load portion of surrender charges. See CHARGES AND EXPENSES, page 12.

We can bill you for the amount you select annually, semi-annually, quarterly or monthly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in force if either the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt or if you have paid sufficient premiums on an accumulated basis to meet the conditions of the Death Benefit Guarantee and Contract debt is not equal to or greater than the Contract Fund less any applicable surrender charges. You may also pay premiums automatically through pre-authorized transfers from a bank checking account. If you elect to use this feature, you choose the frequency (monthly, quarterly, semi-annually or annually) and the amount of premiums paid.

When you apply for the Contract, you should discuss with your Pruco Life representative how frequently you would like to be billed (if at all) and for what amount.

DEATH BENEFIT GUARANTEE

Although you decide what premium amounts you wish to pay, payment of sufficient premium, on an accumulated basis, will guarantee that your policy will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. However, the guarantee is contingent upon Contract debt not being equal to or greater than the Contract Fund less any applicable surrender charges. See CONTRACT LOANS, page 22. You should consider the importance of the Death Benefit Guarantee to you when deciding on what amounts of premiums to pay into the Contract.


For purposes of determining this guarantee, we generally calculate, and show in the Contract data pages, two sets of amounts -- the Lifetime Death Benefit Guarantee Values and Limited Death Benefit Guarantee Values. These are not cash values that you can realize by surrendering the Contract, nor are they death benefits payable. They are values used solely to determine if a Death Benefit Guarantee is in effect. The Lifetime Death Benefit Guarantee

Values are shown for the lifetime of the Contract. The Limited Death Benefit Guarantee Values are lower, but only apply for the length of the Limited Death Benefit Guarantee period.


The length of the Limited Death Benefit Guarantee period is determined on a case by case basis depending on things like the insured's age, sex (except where unisex rates apply), smoker/non-smoker status, death benefit type and extra rating class, if any. The length of the Limited Death Benefit Guarantee period applicable to your particular Contract is shown on the Contract data pages. For certain insureds, generally those who are older and/or in a substandard risk classification, the Limited Death Benefit Guarantee period may be of short duration or unavailable.


At the Contract date, and on each Monthly date, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

At each Monthly date within the Limited Death Benefit Guarantee period, we will compare your Accumulated Net Payments to the Limited Death Benefit Guarantee Value as of that date. At each Monthly date after the Limited Death Benefit Guarantee period, we will compare your Accumulated Net Payments to the Lifetime Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the applicable (Lifetime or Limited) Death Benefit Guarantee Value and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept in force, regardless of the amount in the Contract Fund.

The Contract data pages show Lifetime Death Benefit Guarantee Values and Limited Death Benefit Guarantee Values as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

Guideline and target premiums are premium levels that, if paid at the start of each Contract year, correspond to the Lifetime and Limited Death Benefit Guarantee Values, respectively (assuming no withdrawals or loans). See PREMIUMS, page 8. They are one way of reaching the Death Benefit Guarantee Values; they are certainly not the only way.


Here is a table of typical guideline and target premiums along with corresponding Limited Death Benefit Guarantee periods. The examples assume the insured is a male, non-smoker, with no extra risk or substandard ratings, and no extra benefit riders added to the Contract.


-----------------------------------------------------------------------------------------------------
                       BASIC INSURANCE AMOUNT -- $250,000
                          ILLUSTRATIVE ANNUAL PREMIUMS

-----------------------------------------------------------------------------------------------------
                                                                                  Target Premium
                    Type of                 Guideline Premium                  corresponding to the
 Age of              Death                   corresponding to                  Limited Death Benefit
 insured            Benefit                 the Lifetime Death                 Guarantee Values and
at issue             Chosen                 Benefit Guarantee                   number of years of
                                                  Values                             guarantee
-----------------------------------------------------------------------------------------------------
   35           Type A (fixed)                 $  3,532.50                     $2,007.50 for 35 years
   35           Type B (variable)              $ 12,037.50                     $2,007.50 for 33 years
   45           Type A (fixed)                 $  5,462.50                     $2,977.50 for 25 years
   45           Type B (variable)              $ 17,147.50                     $2,977.50 for 23 years
   55           Type A (fixed)                 $  8,897.50                     $5,770.00 for 20 years
   55           Type B (variable)              $ 25,607.50                     $5,770.00 for 18 years
-----------------------------------------------------------------------------------------------------

The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

You should consider carefully the value of maintaining the guarantee. It may be preferable for you to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis if the death benefit guarantee is desired for lifetime protection. For example, if you pay only enough premium to meet the Limited Death Benefit Guarantee Values, a substantial amount may be required to meet the Lifetime Death Benefit Guarantee Values in order to continue the guarantee at the end of the Limited Death Benefit Guarantee period. In addition, it is possible that the payment required to continue the guarantee after the Limited Death Benefit Guarantee period could cause the Contract to become a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 23.

CONTRACT DATE

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the date of the application or the date of the medical examination. If the first premium is not paid with the application, the Contract date will be the date on which the first premium is paid and the Contract is delivered. Under certain circumstances, we may allow the Contract to be backdated for the purpose of lowering the insured's issue age, but only to a date not earlier than six months prior to the date of the application. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt and will deduct any charges due on or before that date.

ALLOCATION OF PREMIUMS

On the Contract date, the charge for sales expenses and the charge for taxes attributable to premiums are deducted from the initial premium. The remainder of the initial premium will be allocated on the Contract date among the subaccounts and/or the fixed-rate option according to your desired allocation as specified in the application form and the first monthly deductions are made. To the extent that the receipt of the first premium precedes the Contract date, there will be a period during which the Contract owner's initial premium will not be invested. See CHARGES AND EXPENSES, page 12.

The charge for sales expenses and the charge for taxes attributable to premiums also apply to all subsequent premium payments. The remainder will be placed when received by Pruco Life in the subaccount[s] or the fixed-rate option, in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Pruco Life Home Office or by telephoning that Home Office, unless you ask that transfers by telephone not be made. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33 1/3% cannot. Of course, the total allocation to all selected investment options must equal 100%.

TRANSFERS

You may, up to twelve times each Contract year, transfer amounts from one subaccount to another subaccount or to the fixed-rate option without charge. There is an administrative charge of up to $25 for each transfer made exceeding twelve in any Contract year. All or a portion of the amount credited to a subaccount may be transferred.

Transfers will take effect as of the end of the valuation period in which a proper transfer request is received at a Pruco Life Home Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one subaccount to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Pruco Life Home Office, or by telephone, provided you are enrolled to use the Telephone Transfer System.

You will automatically be enrolled to use the Telephone Transfer System unless you elect not to have this privilege. We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Pruco Life cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the fixed-rate option will be permitted during each Contract year and the maximum amount which may be transferred out of the fixed-rate option each year is the greater of (a) 25% of the amount in the fixed-rate option; and (b) $2,000. These limits are subject to change in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

DOLLAR COST AVERAGING

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA"). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the Money Market Subaccount into other subaccounts available under the Contract, excluding the fixed-rate option. You may choose to have periodic transfers made monthly, quarterly, semi-annually or annually.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the twelve free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

AUTO-REBALANCING

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance subaccount assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages.

Auto-Rebalancing can be performed on a monthly, quarterly, semi-annual or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. The fixed-rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the twelve free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

CHARGES AND EXPENSES

This section provides a detailed description of each charge that is described briefly in the chart on page 3, and an explanation of the purpose of the charge.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life is now charging. However, if circumstances change, Pruco Life reserves the right to increase each current charge, up to but to no more than the maximum charge, without giving any advance notice.

DEDUCTIONS FROM PREMIUM PAYMENTS

(a) A charge of up to 7.5% is deducted from each premium for taxes attributable to premiums. For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life. That charge is made up of two parts which currently equal a total of 3.75% of the premiums received. The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium. Tax rates vary from jurisdiction to jurisdiction and generally range from 0.75% to 5%. Pruco Life may collect more for this charge than it actually pays for state and local premium taxes. The second part is for federal income taxes measured by premiums and it is currently equal to 1.25% of the premium. Pruco Life believes that this charge is a reasonable estimate of an increase in its federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

(b) A charge of up to 4% is deducted from each premium payment for sales expenses. This charge, often called a sales load, is deducted to compensate us for things like the costs Pruco Life incurs in selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.


      Currently, the charge is equal to 4% of premiums paid in each Contract year up to the amount of the target premium (see PREMIUMS, page 8) and 0% of premiums paid in excess of this amount. Consequently, paying more than this amount in any Contract year could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a target premium of $2,007.50 and the Contract owner would like to pay 10 target premiums. If the Contract owner paid $4,015 (two times the amount of the target premium in every other policy year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the sales load charge would be $401.50. If the Contract owner paid $2,007.50 in each of the first 10 policy years, the total sales load would be $803.


      Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of target premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the accumulated values shown under your Contract's Limited Death Benefit Guarantee Values. See DEATH BENEFIT GUARANTEE, page 9. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 23.

DEDUCTIONS FROM PORTFOLIOS


An investment advisory fee is deducted daily from each portfolio of the Series Fund at a rate, on an annualized basis, from 0.35% for the Stock Index Portfolio to 0.75% for the Global Portfolio. The expenses incurred in conducting the investment operations of the portfolios (such as custodian fees and preparation and distribution of annual reports) are paid out of the portfolio's income. These expenses also vary from portfolio to portfolio.

The total expenses of each portfolio for the year 1995 expressed as a percentage of the average assets during the year are shown below:

--------------------------------------------------------------------------------
                                 Investment             Other            Total
Portfolio                         Advisory             Expenses         Expenses
                                     Fee
--------------------------------------------------------------------------------
MONEY MARKET                        0.40%               0.04%            0.44%
DIVERSIFIED BOND                    0.40%               0.04%            0.44%
CONSERVATIVE BALANCED               0.55%               0.03%            0.58%
FLEXIBLE MANAGED                    0.60%               0.03%            0.63%
HIGH YIELD BOND                     0.55%               0.06%            0.61%
STOCK INDEX                         0.35%               0.03%            0.38%
EQUITY INCOME                       0.40%               0.03%            0.43%
EQUITY                              0.45%               0.03%            0.48%
PRUDENTIAL JENNISON                 0.60%               0.19%            0.79%
GLOBAL                              0.75%               0.31%            1.06%
--------------------------------------------------------------------------------


DAILY DEDUCTION FROM THE CONTRACT FUND


Each day a charge is deducted from the assets of each of the subaccounts (the "variable investment options") in an amount equivalent to an effective annual rate of up to 0.9%. Currently, we intend to charge 0.6%. This charge is intended to compensate Pruco Life for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed-rate option.

MONTHLY DEDUCTIONS FROM CONTRACT FUND

The following monthly charges are deducted proportionately from the dollar amounts held in each of the chosen investment option[s].


a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records and communicating with Contract owners. Currently, the charge is equal to $10 per Contract plus $0.07 per $1,000 of basic insurance amount in the first Contract year and $5 per Contract plus $0.01 per $1,000 of basic insurance amount in all subsequent years. Pruco Life reserves the right, however to charge up to $10 per Contract plus $0.07 per $1,000 of basic insurance amount in the first Contract year and $10 per Contract plus $0.01 per $1,000 of basic insurance amount in all subsequent years.

      For example, a Contract with a basic insurance amount of $250,000 would currently have a charge equal to $10 plus $17.50 for a total of $27.50 per month for the first Contract year and $5 plus $2.50 for a total of $7.50 per month in all later years. The maximum charge for this same Contract would be $10 plus $17.50 for a total of $27.50 per month during the first Contract year. In later years, the maximum charge would be $10 plus $2.50 for a total of $12.50 per month.

b) A cost of insurance ("COI") charge is deducted. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund--significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Tables and an insured's current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life's current COI rates are lower than the maximum rates.


c) A charge of $0.01 per $1,000 of basic insurance amount is made to compensate Pruco Life for the risk we assume by providing the Death Benefit Guarantee feature. See DEATH BENEFIT GUARANTEE, page 9.

d) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted.

e) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

SURRENDER CHARGES

(a) An additional sales load is charged if during the first 10 Contract years the Contract lapses or is surrendered or if the basic insurance amount is decreased. It is not deducted from the death benefit if the insured should die during this period. Upon lapse or surrender, for issue ages 76 or less, this contingent deferred charge will be 26% of the lesser of the target level premium for the Contract and the actual premiums paid. The rate used in the calculation of this contingent deferred charge will be 22% for issue ages 77-79, 16% for issue ages 80-83 and 13% for issue ages 84-85. The rate used in the calculation of this contingent deferred charge will remain level for six years. After six years, this charge will reduce monthly at a constant rate until it reaches zero at the end of the 10th year. If during the first 10 Contract years the basic insurance amount is decreased [including as a result of a withdrawal or a change in the type of death benefit from Type A (fixed) to Type B (variable)], we will deduct a proportionate amount of the charge from the Contract Fund. The proportion we use will be the amount by which the new basic insurance amount is less than the basic insurance amount at issue (but not greater than the amount of the decrease) divided by the basic insurance amount at issue.

(b) If during the first 10 Contract years the Contract lapses or is surrendered or if the basic insurance amount is decreased, an administrative charge is deducted to cover the cost of processing applications, conducting medical examinations, determining insurability and the insured's rating class, and establishing records. The charge is equal to the lesser of: (a) $5 per $1,000 of basic insurance amount; and (b) $500. This charge is level for six years. After six years, this charge will reduce monthly at a constant rate until it reaches zero at the end of the 10th year. If the basic insurance amount is decreased [including as a result of a withdrawal or a change in the type of death benefit from Type A (fixed) to Type B (variable)] during the first 10 Contract years, we will deduct a proportionate amount of the charge from the Contract Fund. The proportion we use will be the amount by which the new basic insurance amount is less than the basic insurance amount at issue (but not greater than the amount of the decrease) divided by the basic insurance amount at issue.


TRANSACTION CHARGES

(a) An administrative processing charge of $10 is made in connection with each withdrawal. We reserve the right to increase this charge up to $25 for each withdrawal.

(b) No administrative processing charge is currently being made in connection with a change in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25 for any change in basic insurance amount.

(c) An administrative processing charge of up to $25 is made for each transfer exceeding 12 in any Contract year.

HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract's cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt. See CONTRACT LOANS, page 22. The Contract Fund value changes daily, reflecting increases or decreases in the value of the Series Fund portfolios in which the assets of the subaccount[s] have been invested, interest credited on any amounts allocated to the fixed-rate option, interest credited on any loan, and by the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under CHARGES AND EXPENSES. Upon request, Pruco Life will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T4 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying target premium amounts (see PREMIUMS, page 8), assuming hypothetical uniform investment results in the Series Fund portfolios. Two of the tables assume current charges will be made throughout the lifetime of the Contract and two tables assume maximum charges will be made. See ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 20.

HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY

As noted above, there are two types of death benefit available under the
Contract: Type A, a generally fixed death benefit and Type B, a variable death benefit. A Type B (variable) death benefit varies with investment performance while a Type A (fixed) death benefit does not, unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. See CONTRACT LOANS, page 22. If the Contract is kept in force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. Thus, the death benefit under a Type A (fixed) Contract will always be the greater of: (1) the basic insurance amount; and (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was age 35.

-------------------------------------------------------------------------------------------------------------
                          TYPE A (FIXED) DEATH BENEFIT

              IF                                                          THEN
-------------------------------------------------------------------------------------------------------------

                                                 the                  the Contract
   the                  and the               attained                    Fund                     and the
 insured               Contract                  age                 multiplied by                  Death
  is age                Fund is                factor                 the attained                Benefit is
                                                 is                  age factor is
-------------------------------------------------------------------------------------------------------------

   40                  $ 25,000                 3.64                     91,000                   $250,000
   40                  $ 75,000                 3.64                    273,000                   $273,000*
   40                  $100,000                 3.64                    364,000                   $364,000*
-------------------------------------------------------------------------------------------------------------
   60                  $ 75,000                 1.96                    147,000                   $250,000
   60                  $125,000                 1.96                    245,000                   $250,000
   60                  $150,000                 1.96                    294,000                   $294,000*
-------------------------------------------------------------------------------------------------------------
   80                  $150,000                 1.28                    192,000                   $250,000
   80                  $200,000                 1.28                    256,000                   $256,000*
   80                  $225,000                 1.28                    288,000                   $288,000*
-------------------------------------------------------------------------------------------------------------

* Note that the death benefit has been increased to comply with the Internal
  Revenue Code's definition of life insurance.
-------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $294,000, even though the original basic insurance amount was $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.96. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, it may in certain situations result in the loss of the death benefit guarantee.

HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY

Under a Type B (variable) Contract, while the Contract is in force, the death benefit will never be less than the basic insurance amount, but will also vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be further increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. Thus, the death benefit will always be the greater of: (1) the basic insurance amount plus the Contract Fund; and (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies. For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was age 35.

-------------------------------------------------------------------------------------------------------------
                         TYPE B (VARIABLE) DEATH BENEFIT


              IF                                                          THEN
-------------------------------------------------------------------------------------------------------------

                                                 the                  the Contract
   the                  and the               attained                    Fund                     and the
 insured               Contract                  age                 multiplied by                  Death
  is age                Fund is                factor                 the attained                Benefit is
                                                 is                  age factor is
-------------------------------------------------------------------------------------------------------------
    40                 $ 25,000                 3.64                     91,000                    $275,000
    40                 $ 75,000                 3.64                    273,000                    $325,000
    40                 $100,000                 3.64                    364,000                    $364,000*
-------------------------------------------------------------------------------------------------------------
    60                 $ 75,000                 1.96                    147,000                    $325,000
    60                 $125,000                 1.96                    245,000                    $375,000
    60                 $150,000                 1.96                    294,000                    $400,000
-------------------------------------------------------------------------------------------------------------
    80                 $150,000                 1.28                    192,000                    $400,000
    80                 $200,000                 1.28                    256,000                    $450,000
    80                 $225,000                 1.28                    288,000                    $475,000
-------------------------------------------------------------------------------------------------------------
* Note that the death benefit has been increased to comply with the Internal
  Revenue Code's definition of life insurance.
-------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $364,000, even though the original basic insurance amount was $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.64. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, it may in certain situations result in the loss of the death benefit guarantee.

SURRENDER OF A CONTRACT

A Contract may be surrendered for its cash surrender value while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request to a Pruco Life Home Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in the Home Office. Surrender of a Contract may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 23.

WITHDRAWALS

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. The amount that you may withdraw is limited by the requirement that the cash surrender value after the withdrawal may not be zero or less than zero after deducting any charges associated with the withdrawal. The amount withdrawn must be at least $500. There is an administrative processing fee of $10 for each withdrawal. Pruco Life, however, reserves the right to charge up to $25. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 23.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. For a Type B (variable) Contract, this will not change the basic insurance amount. However, under a Type A (fixed) Contract, the resulting reduction in death benefit usually requires a reduction in the basic insurance amount. If the basic insurance amount is decreased to an amount less than the basic insurance amount at issue, a surrender charge may be deducted. See CHARGES AND EXPENSES, page 12. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. It is important to note, however, that if the basic insurance amount is decreased at any time during the life of the Contract, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 23. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax advisor and your Pruco Life representative.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn and the fee for the withdrawal. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.

Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide for benefits under the Contract. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in force under the Death Benefit Guarantee, since withdrawals decrease the accumulated net payments. See DEATH BENEFIT GUARANTEE, page 9.

INCREASES IN BASIC INSURANCE AMOUNT

Subject to state approval and subject to the underwriting requirements determined by Pruco Life, on or after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract. The following conditions must be met: (1) you must ask for the change in a form that meets our needs; (2) the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of the Contract; (3) you must prove to us that the insured is insurable for any increase; (4) the Contract must not be in default;
(5) we must not be paying premiums into the Contract as a result of the insured's total disability; and (6) if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount, but we reserve the right to make such a charge in an amount of up to $25.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a "free-look" right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract. See SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK". The "free-look" right would have to be exercised no later than 45 days after execution of the application for the increase or, if later, within 10 days after either receipt of the Contract as increased or receipt of the withdrawal right notice by the owner.

An increase in basic insurance amount may impact the status of the Contract as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 23. Therefore, before increasing the basic insurance amount, you should consult with your tax advisor and your Pruco Life representative.

DECREASES IN BASIC INSURANCE AMOUNT

As explained earlier, you may make a withdrawal (see WITHDRAWALS, page 17). On or after the first Contract anniversary, you also have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will thus be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. An administrative processing fee of up to $25 may be deducted. The basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of your Contract. If the basic insurance amount is decreased to an amount less than the basic insurance amount at issue, a surrender charge may be deducted. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount, but we reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page
12. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. A decrease will not take effect if the insured is not living on the effective date.

It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 23. Before requesting any decrease in basic insurance amount, you should consult with your tax advisor and your Pruco Life representative.

WHEN PROCEEDS ARE PAID

Pruco Life will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within 7 days after receipt at a Pruco Life Home Office of all the documents required for such a payment. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received. However, Pruco Life may delay payment of proceeds from the subaccount[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed-rate option, Pruco Life expects to pay the cash surrender value promptly upon request. However, Pruco Life has the right to delay payment of such cash surrender value for up to six months (or a shorter period if required by applicable law). Pruco Life will pay interest of at least 3% a year if it delays such a payment for more than 30 days (or a shorter period if required by applicable law).

LIVING NEEDS BENEFIT

You may elect to add the LIVING NEEDS BENEFIT(SM) to your Contract at issue, subject to Pruco Life's receipt of satisfactory evidence of insurability. The benefit may vary by state. There is no charge for adding the benefit to the Contract. However, an administrative charge (not to exceed $150) will be made at the time the LIVING NEEDS BENEFIT is paid.

The LIVING NEEDS BENEFIT allows you to elect to receive an accelerated payment of all or part of the Contract's death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will generally be greater than the Contract's cash surrender value. Depending upon state regulatory approval, one or both of the following options may be available. A Pruco Life representative should be consulted as to whether additional options may be available.

Terminal Illness Option. This option is available if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Pruco Life will provide an accelerated payment of the portion of the death benefit selected by you as a LIVING NEEDS BENEFIT. You may
(1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months. If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the LIVING NEEDS BENEFIT claim form in a single sum.

Nursing Home Option. This option is available after the insured has been confined to an eligible nursing home for six months or more. When satisfactory evidence is provided, including certification by a licensed physician, that the insured is expected to remain in the nursing home until death, Pruco Life will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a LIVING NEEDS BENEFIT. You may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than 2), depending upon the age of the insured. If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the LIVING NEEDS BENEFIT claim form in a single sum.

Subject to state approval, all or part of the Contract's death benefit may be accelerated under the LIVING NEEDS BENEFIT. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Pruco Life reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Pruco Life can furnish details about the amount of LIVING NEEDS BENEFIT that is available to an eligible Contract owner under a particular Contract, and the effect on the Contract if less than the entire death benefit is accelerated.


You should consider whether adding this settlement option is appropriate in your given situation. Adding the LIVING NEEDS BENEFIT to the Contract has no adverse consequences; however, electing to use it could. The recently enacted Health Insurance Portability and Accountability Act of 1996 excludes from income, effective January 1, 1997, the LIVING NEEDS BENEFIT if the insured is (1) terminally ill or (2) chronically ill (although the exclusion in the latter case may be limited). You should consult a qualified tax advisor before electing to receive this benefit. Receipt of a LIVING NEEDS BENEFIT payment may also affect your eligibility for certain government benefits or entitlements.


ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED
PREMIUMS

The four tables that follow show how the death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, each of which is described below. All four tables assume that a Contract with a basic insurance amount of $250,000 has been bought by a 35 year old male, non-smoker, with no extra risks or substandard ratings, and no extra benefit riders added to the Contract. It is assumed that the target premium amount (see PREMIUMS, page 8) is paid on each Contract anniversary and that no loans are taken. The first table (page T1) assumes that a Type A (fixed) Contract has been purchased and the second table (page T2) assumes that a Type B (variable) Contract has been purchased. Both assume that the current charges will continue for the indefinite future. The third and fourth tables (pages T3 and T4) are based upon the same assumptions except that it is assumed that the maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 12.

Another assumption is that the Contract Fund has been invested in equal amounts in each of the 10 available portfolios of the Series Fund and no portion of the Contract Fund has been allocated to the fixed-rate option. Finally, there are four assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return, that is, that the average value of the Contract Fund will uniformly be adversely affected by very unfavorable investment performance. The other three assumptions are that investment performance will be at a uniform gross annual rate of 4%, 8% and 12%. These, of course, are unrealistic assumptions since actual returns will fluctuate from year to year. Nevertheless, these assumptions help show how the Contract values will change with investment experience.


The first column in the following tables shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested in a savings account paying 4% compounded interest. Of course, if that were done, there would be no life insurance protection. The next four columns show the death benefit payable in each of the years shown for the four different assumed investment returns. Note that a gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of income and capital appreciation of the portfolios before any reduction is made for investment advisory fees or other Series Fund expenses. The net return reflects average total annual expenses of the 10 portfolios of 0.58%, and the daily deduction from the Contract Fund of 0.6% per year for the tables based on current charges and 0.9% per year for the tables based on maximum charges. Thus, assuming current charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.18%, 2.82%, 6.82% and 10.82% respectively. Assuming maximum charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.48%, 2.52%, 6.52% and 10.52% respectively. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Series Fund and under the Contract.


Note that under the Type B (variable) Contract the death benefit changes to reflect investment returns, while under the Type A (fixed) Contract the death benefit increases only if the Contract Fund becomes sufficiently large that an increase in the death benefit is necessary in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. See TYPE OF DEATH BENEFIT, page 7.

Following these illustrations are two pages (pages T5 and T6) showing internal rates of return (commonly referred to as IRRs) associated with the cash values and death benefits shown on the preceding four pages. IRRs are often employed by insurance companies to provide some indication of the rate of return that may be thought of as earned upon your "investment" in the Contract (the aggregate premiums paid) if the Contract were surrendered or if the insured was to die. The IRR on the death benefit is equivalent to an interest rate (without considering taxes) at which an amount equal to the premiums illustrated on the preceding pages could have been invested to arrive at the death benefit of the Contract. The IRR on the cash surrender value is equivalent to an interest rate (without considering taxes) at which an amount equal to the illustrated premiums could have been invested to arrive at the cash surrender value of the Contract. The IRRs on page T5 are based on the Contract values shown on pages T1 and T2. The IRRs on page T6 are based on the Contract values shown on pages T3 and T4.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 35 year old man, may be useful for a 35 year old man but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life representative can provide you with a hypothetical illustration for your own age, sex, and rating class. You can obtain an illustration using premium amounts and payment patterns that you wish to follow. You may use assumed gross returns different than those shown in the tables, although currently they may not be higher than 12%.



                                                   VARIABLE UNIVERSAL LIFE
                                                TYPE A (FIXED) DEATH BENEFIT
                                                   MALE NON-SMOKER AGE 35
                                               $250,000 BASIC INSURANCE AMOUNT
                                              $2,007.50 ANNUAL PREMIUM PAYMENT
                                              USING CURRENT CONTRACTUAL CHARGES

                                          Death Benefit (1)                                   Cash Surrender Value (1)
                        ----------------------------------------------------    ----------------------------------------------------
                                Assuming Hypothetical Gross (and Net)                   Assuming Hypothetical Gross (and Net)
            Premiums                Annual Investment Return of                             Annual Investment Return of
End of    Accumulated   ----------------------------------------------------    ----------------------------------------------------
Policy  at 4% Interest    0% Gross      4% Gross     8% Gross     12% Gross       0% Gross      4% Gross     8% Gross    12% Gross
 Year      Per Year     (-1.18% Net)  (2.82% Net)  (6.82% Net)  (10.82% Net)    (-1.18% Net)  (2.82% Net)  (6.82% Net)  (10.82% Net)
------  --------------  ------------  -----------  -----------  ------------    ------------  -----------  -----------  ------------
   1       $  2,088       $250,000     $250,000     $  250,000   $  250,000       $   103       $   162      $    221    $      280
   2       $  4,259       $250,000     $250,000     $  250,000   $  250,000       $ 1,451       $ 1,620      $  1,795    $    1,974
   3       $  6,517       $250,000     $250,000     $  250,000   $  250,000       $ 2,777       $ 3,114      $  3,471    $    3,847
   4       $  8,866       $250,000     $250,000     $  250,000   $  250,000       $ 4,080       $ 4,643      $  5,253    $    5,914
   5       $ 11,308       $250,000     $250,000     $  250,000   $  250,000       $ 5,357       $ 6,204      $  7,148    $    8,196
   6       $ 13,848       $250,000     $250,000     $  250,000   $  250,000       $ 6,609       $ 7,800      $  9,162    $   10,717
   7       $ 16,490       $250,000     $250,000     $  250,000   $  250,000       $ 8,087       $ 9,682      $ 11,555    $   13,752
   8       $ 19,237       $250,000     $250,000     $  250,000   $  250,000       $ 9,533       $11,593      $ 14,079    $   17,074
   9       $ 22,095       $250,000     $250,000     $  250,000   $  250,000       $10,944       $13,531      $ 16,738    $   20,709
  10       $ 25,066       $250,000     $250,000     $  250,000   $  250,000       $12,318       $15,492      $ 19,539    $   24,691
  15       $ 41,805       $250,000     $250,000     $  250,000   $  250,000       $17,231       $24,289      $ 34,654    $   49,903
  20       $ 62,171       $250,000     $250,000     $  250,000   $  250,000       $21,468       $34,029      $ 55,409    $   92,025
  25       $ 86,948       $250,000     $250,000     $  250,000   $  326,174       $24,516       $44,392      $ 83,790    $  162,275
  30       $117,094       $250,000     $250,000     $  250,000   $  485,077       $24,383       $53,525      $121,571    $  275,612
  35       $153,771       $250,000     $250,000     $  271,971   $  718,071       $19,774       $60,220      $173,230    $  457,370
  40       $198,394       $250,000     $250,000     $  339,978   $1,048,914       $ 5,541       $59,888      $241,119    $  743,910
  45       $252,685       $      0(2)  $250,000     $  426,277   $1,546,094       $     0(2)    $44,622      $327,905    $1,189,303
  50       $318,738       $      0     $      0(2)  $  533,862   $2,286,813       $     0       $     0(2)   $437,592    $1,874,437
  55       $399,102       $      0     $      0     $  665,288   $3,377,637       $     0       $     0      $573,524    $2,911,756
  60       $496,877       $      0     $      0     $  822,999   $4,965,883       $     0       $     0      $741,440    $4,473,769
  65       $615,835       $      0     $      0     $1,024,910   $7,366,316       $     0       $     0      $976,105    $7,015,539

------------

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0%, the Contract would go into default in year 42.

     Based on a gross return of 4%, the Contract would go into default in year 50.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING
INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM
THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR
BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUCO LIFE OR THE SERIES FUND THAT
THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                                             T1




                                                    VARIABLE UNIVERSAL LIFE
                                                TYPE B (VARIABLE) DEATH BENEFIT
                                                    MALE NON-SMOKER AGE 35
                                               $250,000 BASIC INSURANCE AMOUNT
                                               $2,007.50 ANNUAL PREMIUM PAYMENT
                                               USING CURRENT CONTRACTUAL CHARGES

                                          Death Benefit (1)                                  Cash Surrender Value (1)
                        ----------------------------------------------------    ----------------------------------------------------
                               Assuming Hypothetical Gross (and Net)                   Assuming Hypothetical Gross (and Net)
           Premiums                 Annual Investment Return of                             Annual Investment Return of
End of    Accumulated   ----------------------------------------------------    ----------------------------------------------------
Policy  at 4% Interest    0% Gross      4% Gross     8% Gross    12% Gross        0% Gross     4% Gross     8% Gross     12% Gross
 Year      Per Year     (-1.18% Net)  (2.82% Net)  (6.82% Net)  (10.82% Net)    (-1.18% Net)  (2.82% Net)  (6.82% Net)  (10.82% Net)
------  --------------  ------------  -----------  -----------  ------------    ------------  -----------  -----------  ------------
   1       $  2,088       $251,123     $251,182     $251,241     $  251,300        $   101      $   160     $    219     $      278
   2       $  4,259       $252,467     $252,636     $252,810     $  252,989        $ 1,445      $ 1,614     $  1,788     $    1,967
   3       $  6,517       $253,787     $254,123     $254,478     $  254,853        $ 2,765      $ 3,101     $  3,456     $    3,831
   4       $  8,866       $255,082     $255,642     $256,250     $  256,908        $ 4,060      $ 4,620     $  5,228     $    5,886
   5       $ 11,308       $256,349     $257,192     $258,130     $  259,173        $ 5,327      $ 6,170     $  7,108     $    8,151
   6       $ 13,848       $257,589     $258,772     $260,125     $  261,669        $ 6,567      $ 7,750     $  9,103     $   10,647
   7       $ 16,490       $258,797     $260,379     $262,238     $  264,417        $ 8,030      $ 9,613     $ 11,472     $   13,650
   8       $ 19,237       $259,971     $262,012     $264,475     $  267,441        $ 9,460      $11,501     $ 13,964     $   16,930
   9       $ 22,095       $261,106     $263,665     $266,838     $  270,766        $10,850      $13,410     $ 16,582     $   20,510
  10       $ 25,066       $262,200     $265,337     $269,334     $  274,422        $12,200      $15,337     $ 19,334     $   24,422
  15       $ 41,805       $266,934     $273,842     $283,978     $  298,882        $16,934      $23,842     $ 33,978     $   48,882
  20       $ 62,171       $270,910     $283,065     $303,724     $  339,066        $20,910      $33,065     $ 53,724     $   89,066
  25       $ 86,948       $273,551     $292,482     $329,923     $  404,882        $23,551      $42,482     $ 79,923     $  154,882
  30       $117,094       $272,663     $299,588     $362,278     $  510,414        $22,663      $49,588     $112,278     $  260,414
  35       $153,771       $266,957     $302,426     $401,453     $  680,461        $16,957      $52,426     $151,453     $  430,461
  40       $198,394       $251,604     $294,757     $443,989     $  987,697        $ 1,604      $44,757     $193,989     $  700,494
  45       $252,685       $      0(2)  $267,812     $483,297     $1,456,736        $     0(2)   $17,812     $233,297     $1,120,566
  50       $318,738       $      0     $      0(2)  $507,314     $2,155,451        $     0      $     0(2)  $257,314     $1,766,763
  55       $399,102       $      0     $      0     $490,792     $3,184,371        $     0      $     0     $240,792     $2,745,148
  60       $496,877       $      0     $      0     $392,509     $4,682,458        $     0      $     0     $142,509     $4,218,430
  65       $615,835       $      0     $      0     $      0(2)  $6,946,575        $     0      $     0     $      0(2)  $6,615,786

------------

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0%, the Contract would go into default in year 41.

     Based on a gross return of 4%, the Contract would go into default in year 47.

     Based on a gross return of 8%, the Contract would go into default in year 64.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING
INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM
THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR
BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUCO LIFE OR THE SERIES FUND THAT
THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                                             T2





                                                   VARIABLE UNIVERSAL LIFE
                                                TYPE A (FIXED) DEATH BENEFIT
                                                   MALE NON-SMOKER AGE 35
                                               $250,000 BASIC INSURANCE AMOUNT
                                              $2,007.50 ANNUAL PREMIUM PAYMENT
                                              USING MAXIMUM CONTRACTUAL CHARGES

                                          Death Benefit (1)                                   Cash Surrender Value (1)
                        ----------------------------------------------------    ----------------------------------------------------
                               Assuming Hypothetical Gross (and Net)                   Assuming Hypothetical Gross (and Net)
            Premiums               Annual Investment Return of                              Annual Investment Return of
End of    Accumulated   ----------------------------------------------------    ----------------------------------------------------
Policy  at 4% Interest    0% Gross      4% Gross    8% Gross     12% Gross        0% Gross     4% Gross     8% Gross     12% Gross
 Year      Per Year     (-1.48% Net)  (2.52% Net)  (6.52% Net)  (10.52% Net)    (-1.48% Net)  (2.52% Net)  (6.52% Net)  (10.52% Net)
------  --------------  ------------  -----------  -----------  ------------    ------------  -----------  -----------  ------------
   1       $  2,088       $250,000     $250,000     $250,000     $  250,000        $     0      $     0      $    54     $      109
   2       $  4,259       $250,000     $250,000     $250,000     $  250,000        $ 1,058      $ 1,210      $ 1,366     $    1,527
   3       $  6,517       $250,000     $250,000     $250,000     $  250,000        $ 2,126      $ 2,422      $ 2,736     $    3,067
   4       $  8,866       $250,000     $250,000     $250,000     $  250,000        $ 3,149      $ 3,636      $ 4,165     $    4,739
   5       $ 11,308       $250,000     $250,000     $250,000     $  250,000        $ 4,125      $ 4,847      $ 5,654     $    6,554
   6       $ 13,848       $250,000     $250,000     $250,000     $  250,000        $ 5,048      $ 6,051      $ 7,203     $    8,522
   7       $ 16,490       $250,000     $250,000     $250,000     $  250,000        $ 6,171      $ 7,499      $ 9,067     $   10,912
   8       $ 19,237       $250,000     $250,000     $250,000     $  250,000        $ 7,239      $ 8,935      $10,993     $   13,486
   9       $ 22,095       $250,000     $250,000     $250,000     $  250,000        $ 8,246      $10,352      $12,982     $   16,258
  10       $ 25,066       $250,000     $250,000     $250,000     $  250,000        $ 9,190      $11,747      $15,034     $   19,248
  15       $ 41,805       $250,000     $250,000     $250,000     $  250,000        $11,505      $16,886      $24,925     $   36,924
  20       $ 62,171       $250,000     $250,000     $250,000     $  250,000        $11,206      $20,177      $36,012     $   63,913
  25       $ 86,948       $250,000     $250,000     $250,000     $  250,000        $ 6,432      $19,318      $47,018     $  105,704
  30       $117,094       $250,000     $250,000     $250,000     $  302,883        $     0      $10,172      $55,359     $  172,093
  35       $153,771       $250,000     $250,000     $250,000     $  424,937        $     0      $     0      $55,023     $  270,661
  40       $198,394       $      0(2)  $      0(2)  $250,000     $  581,208        $     0(2)   $     0(2)   $31,666     $  412,204
  45       $252,685       $      0     $      0     $      0(2)  $  791,776        $     0      $     0      $     0(2)  $  609,059
  50       $318,738       $      0     $      0     $      0     $1,072,379        $     0      $     0      $     0     $  878,999
  55       $399,102       $      0     $      0     $      0     $1,441,446        $     0      $     0      $     0     $1,242,626
  60       $496,877       $      0     $      0     $      0     $1,938,882        $     0      $     0      $     0     $1,746,741
  65       $615,835       $      0     $      0     $      0     $2,508,261        $     0      $     0      $     0     $2,388,820

------------

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0% the Contract fund would go to zero in year 29, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 35 years. The contract would be in default at the beginning of year 36.

     Based on a gross return of 4% the Contract fund would go to zero in year 33, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 35 years. The contract would be in default at the beginning of year 36.

     Based on a gross return of 8%, the Contract would go into default in year 43.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING
INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM
THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR
BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUCO LIFE OR THE SERIES FUND THAT
THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                                             T3




                                                   VARIABLE UNIVERSAL LIFE
                                               TYPE B (VARIABLE) DEATH BENEFIT
                                                   MALE NON-SMOKER AGE 35
                                               $250,000 BASIC INSURANCE AMOUNT
                                              $2,007.50 ANNUAL PREMIUM PAYMENT
                                              USING MAXIMUM CONTRACTUAL CHARGES

                                         Death Benefit (1)                                    Cash Surrender Value (1)
                        ----------------------------------------------------    ----------------------------------------------------
                               Assuming Hypothetical Gross (and Net)                    Assuming Hypothetical Gross (and Net)
            Premiums                Annual Investment Return of                              Annual Investment Return of
End of    Accumulated   ----------------------------------------------------    ----------------------------------------------------
Policy  at 4% Interest    0% Gross     4% Gross     8% Gross     12% Gross        0% Gross     4% Gross     8% Gross     12% Gross
 Year      Per Year     (-1.48% Net)  (2.52% Net)  (6.52% Net)  (10.52% Net)    (-1.48% Net)  (2.52% Net)  (6.52% Net)  (10.52% Net)
------  --------------  ------------  -----------  -----------  ------------    ------------  -----------  -----------  ------------
   1       $  2,088       $250,966     $251,020     $251,074      $251,128        $     0       $     0      $    52     $    106
   2       $  4,259       $252,073     $252,225     $252,381      $252,541        $ 1,051       $ 1,203      $ 1,359     $  1,519
   3       $  6,517       $253,135     $253,430     $253,742      $254,072        $ 2,113       $ 2,408      $ 2,720     $  3,050
   4       $  8,866       $254,149     $254,632     $255,158      $255,729        $ 3,127       $ 3,610      $ 4,136     $  4,707
   5       $ 11,308       $255,113     $255,830     $256,631      $257,523        $ 4,091       $ 4,808      $ 5,609     $  6,501
   6       $ 13,848       $256,021     $257,015     $258,155      $259,462        $ 4,999       $ 5,993      $ 7,133     $  8,440
   7       $ 16,490       $256,871     $258,184     $259,733      $261,557        $ 6,104       $ 7,417      $ 8,967     $ 10,791
   8       $ 19,237       $257,661     $259,335     $261,365      $263,823        $ 7,150       $ 8,824      $10,854     $ 13,312
   9       $ 22,095       $258,388     $260,461     $263,049      $266,271        $ 8,132       $10,206      $12,793     $ 16,016
  10       $ 25,066       $259,047     $261,558     $264,783      $268,917        $ 9,047       $11,558      $14,783     $ 18,917
  15       $ 41,805       $261,147     $266,340     $274,090      $285,650        $11,147       $16,340      $24,090     $ 35,650
  20       $ 62,171       $260,498     $268,909     $283,735      $309,827        $10,498       $18,909      $33,735     $ 59,827
  25       $ 86,948       $255,289     $266,759     $291,410      $343,608        $ 5,289       $16,759      $41,410     $ 93,608
  30       $117,094       $250,000     $255,842     $292,643      $389,145        $     0       $ 5,842      $42,643     $139,145
  35       $153,771       $      0(2)  $      0(2)  $278,483      $446,881        $     0(2)    $     0(2)   $28,483     $196,881
  40       $198,394       $      0     $      0     $      0(2)   $513,443        $     0       $     0      $     0(2)  $263,443
  45       $252,685       $      0     $      0     $      0      $575,801        $     0       $     0      $     0     $325,801
  50       $318,738       $      0     $      0     $      0      $609,526        $     0       $     0      $     0     $359,526
  55       $399,102       $      0     $      0     $      0      $561,934        $     0       $     0      $     0     $311,934
  60       $496,877       $      0     $      0     $      0      $353,721        $     0       $     0      $     0     $103,721
  62       $      0       $      0     $      0     $      0      $      0(2)     $     0       $     0      $     0     $      0(2)

------------

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0% the Contract fund would go to zero in year 28, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 33 years. The contract would be in default at the beginning of year 34.

     Based on a gross return of 4% the Contract fund would go to zero in year 32, but because the Target Premium is being paid, the Contract is kept inforce through the Limited Death Benefit Guarantee Period of 33 years. The contract would be in default at the beginning of year 34.

     Based on a gross return of  8%, the Contract would go into default in year 39.

     Based on a gross return of 12%, the Contract would go into default in year 62.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING
INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM
THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR
BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUCO LIFE OR THE SERIES FUND THAT
THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                                             T4




                                                    VARIABLE UNIVERSAL LIFE
                                                    MALE NON-SMOKER AGE 35
                                                $250,000 BASIC INSURANCE AMOUNT
                                               $2,007.50 ANNUAL PREMIUM PAYMENT
                                               USING CURRENT CONTRACTUAL CHARGES


TYPE A (FIXED) DEATH BENEFIT

                        Internal Rates of Return on Death (1)                      Internal Rates of Return on Surrender (1)
                 ----------------------------------------------------     ------------------------------------------------------
                        Assuming Hypothetical Gross (and Net)                      Assuming Hypothetical Gross (and Net)
                              Annual Investment Return of                              Annual Investment Return of
End of           ----------------------------------------------------     ------------------------------------------------------
Policy             0% Gross      4% Gross     8% Gross    12% Gross         0% Gross     4% Gross     8% Gross     12% Gross
 Year            (-1.18% Net)  (2.82% Net)  (6.82% Net)  (10.82% Net)     (-1.18% Net)  (2.82% Net)  (6.82% Net)  (10.82% Net)
------           ------------  -----------  -----------  ------------     ------------  -----------  -----------  ------------
   5               135.66%       135.66%      135.66%      135.66%          -20.24%       -15.63%      -11.11%       -6.68%
  10                44.34%        44.34%       44.34%       44.34%           -9.12%        -4.77%       -0.49%        3.73%
  15                23.96%        23.96%       23.96%       23.96%           -7.37%        -2.74%        1.74%        6.09%
  20                15.44%        15.44%       15.44%       15.44%           -6.44%        -1.60%        2.98%        7.37%
  25                10.88%        10.88%       10.88%       12.52%           -6.09%        -0.96%        3.74%        8.15%
  30                 8.09%         8.09%        8.09%       11.45%           -6.73%        -0.77%        4.21%        8.59%
  35                 6.24%         6.24%        6.61%       10.76%           -8.89%        -0.88%        4.56%        8.87%
  40                 4.93%         4.93%        6.12%       10.25%          -26.59%        -1.49%        4.78%        9.02%
  45                      (2)      3.96%        5.80%        9.92%                 (2)     -3.45%        4.91%        9.10%
  50                                    (2)     5.57%        9.68%                               (2)     4.97%        9.14%
  55                                            5.39%        9.50%                                       4.99%        9.13%
  60                                            5.24%        9.34%                                       4.99%        9.11%
  65                                            5.14%        9.23%                                       5.03%        9.13%

------------

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0% the Contract would go into default in policy year 42.

     Based on a gross return of 4% the Contract would go into default in policy year 50.



TYPE B (VARIABLE) DEATH BENEFIT

                        Internal Rates of Return on Death (1)                   Internal Rates of Return on Surrender (1)
                 ----------------------------------------------------     ----------------------------------------------------
                        Assuming Hypothetical Gross (and Net)                     Assuming Hypothetical Gross (and Net)
                              Annual Investment Return of                             Annual Investment Return of
End of           ----------------------------------------------------     ----------------------------------------------------
Policy             0% Gross     4% Gross     8% Gross     12% Gross         0% Gross     4% Gross     8% Gross     12% Gross
 Year            (-1.18% Net)  (2.82% Net)  (6.82% Net)  (10.82% Net)     (-1.18% Net)  (2.82% Net)  (6.82% Net)  (10.82% Net)
------           ------------  -----------  -----------  ------------     ------------  -----------  -----------  ------------
   5               137.03%       137.21%      137.41%      137.63%          -20.42%       -15.80%      -11.29%       -6.86%
  10                45.20%        45.42%       45.69%       46.03%           -9.30%        -4.96%       -0.69%        3.53%
  15                24.67%        24.94%       25.34%       25.89%           -7.61%        -2.98%        1.49%        5.85%
  20                16.06%        16.41%       16.96%       17.81%           -6.73%        -1.89%        2.70%        7.10%
  25                11.44%        11.85%       12.59%       13.83%           -6.48%        -1.31%        3.41%        7.85%
  30                 8.54%         9.02%        9.99%       11.70%           -7.38%        -1.29%        3.76%        8.30%
  35                 6.53%         7.08%        8.31%       10.54%          -10.38%        -1.69%        3.93%        8.61%
  40                 4.95%         5.57%        7.13%       10.04%          -55.59%        -3.13%        3.91%        8.81%
  45                      (2)      4.21%        6.22%        9.73%                 (2)    -10.05%        3.71%        8.92%
  50                                    (2)     5.42%        9.52%                               (2)     3.32%        8.97%
  55                                            4.57%        9.35%                                       2.54%        8.99%
  60                                            3.40%        9.21%                                       0.54%        8.98%
  65                                                 (2)     9.12%                                            (2)     9.02%

------------

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0% the Contract would go into default in policy year 41.

     Based on a gross return of 4% the Contract would go into default in policy year 47.

     Based on a gross return of 8% the Contract would go into default in policy year 64.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING
INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM
THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR
BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUCO LIFE OR THE SERIES FUND THAT
THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                                             T5





                                                    VARIABLE UNIVERSAL LIFE
                                                    MALE NON-SMOKER AGE 35
                                                $250,000 BASIC INSURANCE AMOUNT
                                               $2,007.50 ANNUAL PREMIUM PAYMENT
                                               USING MAXIMUM CONTRACTUAL CHARGES

TYPE A (FIXED) DEATH BENEFIT

                        Internal Rates of Return on Death (1)                   Internal Rates of Return on Surrender (1)
                 ----------------------------------------------------     ----------------------------------------------------
                        Assuming Hypothetical Gross (and Net)                     Assuming Hypothetical Gross (and Net)
                              Annual Investment Return of                              Annual Investment Return of
End of           ----------------------------------------------------     ----------------------------------------------------
Policy             0% Gross      4% Gross    8% Gross     12% Gross         0% Gross     4% Gross     8% Gross     12% Gross
 Year            (-1.48% Net)  (2.52% Net)  (6.52% Net)  (10.52% Net)     (-1.48% Net)  (2.52% Net)  (6.52% Net)  (10.52% Net)
------           ------------  -----------  -----------  ------------     ------------  -----------  -----------  ------------
   5               135.66%       135.66%      135.66%      135.66%          -28.28%       -23.34%      -18.55%      -13.89%
  10                44.34%        44.34%       44.34%       44.34%          -14.88%       -10.03%       -5.34%       -0.77%
  15                23.96%        23.96%       23.96%       23.96%          -13.36%        -7.65%       -2.40%        2.51%
  20                15.44%        15.44%       15.44%       15.44%          -14.65%        -7.14%       -1.05%        4.24%
  25                10.88%        10.88%       10.88%       10.88%          -23.77%        -8.47%       -0.51%        5.33%
  30                               8.09%        8.09%        9.08%                        -16.42%       -0.55%        6.12%
  35                                            6.24%        8.55%                                      -1.41%        6.59%
  40                      (2)           (2)     4.93%        8.13%                 (2)           (2)    -5.33%        6.85%
  45                                                 (2)     7.82%                                            (2)     6.98%
  50                                                         7.58%                                                    7.02%
  55                                                         7.39%                                                    7.01%
  60                                                         7.24%                                                    7.00%
  65                                                         7.04%                                                    6.94%

------------
(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0% the Contract would go into default in policy year 36.

     Based on a gross return of 4% the Contract would go into default in policy year 36.

     Based on a gross return of 8% the Contract would go into default in policy year 43.



TYPE B (VARIABLE) DEATH BENEFIT

                        Internal Rates of Return on Death (1)                   Internal Rates of Return on Surrender (1)
                 ----------------------------------------------------     ----------------------------------------------------
                        Assuming Hypothetical Gross (and Net)                     Assuming Hypothetical Gross (and Net)
                             Annual Investment Return of                              Annual Investment Return of
End of           ----------------------------------------------------     ----------------------------------------------------
Policy             0% Gross     4% Gross     8% Gross     12% Gross         0% Gross     4% Gross     8% Gross     12% Gross
 Year            (-1.48% Net)  (2.52% Net)  (6.52% Net)  (10.52% Net)     (-1.48% Net)  (2.52% Net)  (6.52% Net)  (10.52% Net)
------           ------------  -----------  -----------  ------------     ------------  -----------  -----------  ------------
   5               136.77%       136.92%      137.09%      137.28%          -28.53%       -23.60%      -18.81%      -14.14%
  10                44.98%        45.16%       45.38%       45.66%          -15.20%       -10.35%       -5.65%       -1.08%
  15                24.43%        24.64%       24.95%       25.40%          -13.86%        -8.12%       -2.84%        2.08%
  20                15.76%        16.01%       16.43%       17.11%          -15.60%        -7.89%       -1.69%        3.66%
  25                11.01%        11.28%       11.83%       12.83%          -27.51%       -10.01%       -1.51%        4.51%
  30                               8.21%        8.90%       10.35%                        -25.57%       -2.33%        4.96%
  35                      (2)           (2)     6.72%        8.77%                 (2)           (2)    -5.82%        5.15%
  40                                                 (2)     7.67%                                            (2)     5.13%
  45                                                         6.79%                                                    4.89%
  50                                                         5.96%                                                    4.37%
  55                                                         4.94%                                                    3.30%
  60                                                         3.13%                                                   -0.50%
  65                                                              (2)                                                      (2)

------------

(1)  Assumes no Contract loan has been made.

(2)  Based on a gross return of 0% the Contract would go into default in policy year 34.

     Based on a gross return of 4% the Contract would go into default in policy year 34.

     Based on a gross return of 8% the Contract would go into default in policy year 39.

     Based on a gross return of 12% the Contract would go into default in policy year 62.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN
THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING
INTEREST RATES, AND RATE OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM
THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR
BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUCO LIFE OR THE SERIES FUND THAT
THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                                             T6

CONTRACT LOANS

You may borrow from Pruco Life an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of (1) 90% of the portion of the cash value attributable to the variable investment options, and
(2) the balance of the cash value. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the tenth Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans; standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.5%.

The term "Contract debt" means the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. See LAPSE AND REINSTATEMENT, page 25. If the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges and you fail to keep the Contract in force, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See TAX TREATMENT OF CONTRACT BENEFITS, page 23.

When a loan is made, an amount equal to the loan proceeds will be transferred out of the Account and/or the fixed-rate option, as applicable. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each subaccount and the fixed-rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 1/2%.

As long as Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, a loan will not affect the Death Benefit Guarantee. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See TAX TREATMENT OF CONTRACT BENEFITS, page 23.

Any Contract debt will directly reduce a Contract's cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments on file as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. We will not increase the portion of the Contract Fund allocated to the investment options by loan interest that you pay before we make it part of the loan. We reserve the right to change the manner in which we allocate loan repayments.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities

Dealers, Inc. Prusec's principal business address is 1111 Durham Avenue, South Plainfield, New Jersey 07080. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Generally, representatives will receive a commission of no more than 50% of the premiums received in the first year on premiums up to the target premium (see PREMIUMS, page 8), no more than 5% of premiums received in years two through 10 on premiums up to the target premium, and no more than 3% on premiums received in the first 10 years in excess of the target premium or received after 10 years. If the basic insurance amount is increased, representatives will generally receive a commission of no more than 10% of the premiums received up to the target premium for the increase for the first 10 years of the increase, and no more than 3% on other premiums received for the increase. Moreover, trail commissions of up to 0.025% of the Contract Fund as of the end of each calendar quarter may be paid. Representatives with less than 4 years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.



TAX TREATMENT OF CONTRACT BENEFITS

Each prospective purchaser is urged to consult a qualified tax advisor. The following discussion is not intended as tax advice, and it is not a complete statement of what the effect of federal income taxes will be under all circumstances. Rather, it provides information about how Pruco Life believes the tax laws apply in the most commonly occurring circumstances. There is no guarantee, however, that the current federal income tax laws and regulations or interpretations will not change.

TREATMENT AS LIFE INSURANCE. The Contract will be treated as "life insurance," as long as it satisfies certain definitional tests set forth in Sections 7702 of the Internal Revenue Code (the "Code") and as long as the underlying investments for the Contract satisfy diversification requirements under Section 817(h) of the Code. (For further detail on diversification requirements, see DIVIDENDS, DISTRIBUTIONS, AND TAXES in the attached prospectus for the Series Fund.)

Pruco Life believes that it has taken adequate steps to cause the Contract to be treated as life insurance for tax purposes. This means that: (1) except as noted below, the Contract owner should not be taxed on any part of the Contract Fund, including additions attributable to interest or appreciation; and (2) the death benefit should be excludible from the gross income of the beneficiary under
Section 101(a) of the Code.

However, Section 7702 of the Code which defines life insurance for tax purposes gives the Secretary of the Treasury authority to prescribe regulations to carry out the purposes of the Section. In this regard, proposed regulations governing mortality charges were issued in 1991 and proposed regulations under Sections 101, 7702 and 7702A governing the treatment of life insurance policies that provide accelerated death benefits were issued in 1992. None of these proposed regulations has yet been finalized. Additional regulations under Section 7702 may also be promulgated in the future. Moreover, in connection with the issuance of temporary regulations under Section 817(h), the Treasury Department announced that such regulations do not provide guidance concerning the extent to which Contract owners may direct their investments to particular divisions of a separate account. Such guidance will be included in regulations or rulings under
Section 817(d) relating to the definition of a variable contract.

Pruco Life intends to comply with final regulations or rulings issued under Sections 7702 and 817. Therefore, it reserves the right to make such changes as it deems necessary to assure that the Contract continues to qualify as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made only after advance written notice to affected Contract owners.

PRE-DEATH DISTRIBUTIONS. The taxation of pre-death distributions depends on whether the Contract is classified as a Modified Endowment Contract. The following discussion first deals with distributions under Contracts not so classified, and then with Modified Endowment Contracts.

     1. A surrender or lapse of the Contract may have tax consequences. Upon surrender, the owner will not be taxed on the cash surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior withdrawals. The amount of any unpaid Contract debt will, upon surrender or lapse, be added to the cash surrender value and treated, for this purpose, as if it had been received. The tax consequences of a surrender may differ if the proceeds are received under any income payment settlement option.


        A withdrawal generally is not taxable unless it exceeds total gross premiums paid to the date of withdrawal less the untaxed portion of any prior withdrawals. However, under certain limited circumstances, in the first 15 Contract years all or a portion of a withdrawal may be taxable if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid to date.

        Extra premiums for optional benefits and riders generally do not count in computing gross premiums paid, which in turn determines the extent to which a withdrawal might be taxed.

        Loans received under the Contract will ordinarily be treated as indebtedness of the owner and will not be considered to be distributions subject to tax. However, there is some risk the Internal Revenue Service might assert the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Pruco Life would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

     2. Some of the above rules are changed if the Contract is classified as a Modified Endowment Contract under Section 7702A of the Code. It is possible for this Contract to be classified as a Modified Endowment Contract under at least two circumstances: premiums in excess of the 7-pay premiums allowed under Section 7702A are paid or a decrease in the basic insurance amount is made (or a rider removed). Moreover, the addition of a rider or the increase in the basic insurance amount after the Contract date may have an impact on the Contract's status as a Modified Endowment Contract. Contract owners contemplating any of these steps, particularly a withdrawal that would reduce the basic insurance amount, should first consult a qualified tax advisor and their Pruco Life representative.

        If the Contract is classified as a Modified Endowment Contract, then pre-death distributions, including loans, assignment and pledges are includible in income to the extent that the Contract Fund prior to surrender charges exceeds the gross premiums paid for the Contract increased by the amount of any loans previously includible in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. These rules may also apply to pre-death distributions, including loans, made during the two year period prior to the Contract becoming a Modified Endowment Contract.

        In addition, pre-death distributions from such Contracts (including full surrenders) will be subject to a penalty of 10% of the amount includible in income unless the amount is distributed on or after age 59 1/2, on account of the taxpayer's disability or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by nonnatural persons such as corporations.

        Under certain circumstances, multiple Modified Endowment Contracts issued during any calendar year will be treated as a single contract for purposes of applying the above rules.

WITHHOLDING

The taxable portion of any amounts received under the Contract will be subject to withholding to meet federal income tax obligations, if the Contract owner fails to elect that no taxes be withheld. Pruco Life will provide the Contract owner with forms and instructions concerning the right to elect that no taxes be withheld from the taxable portion of any payment. All recipients may be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient. Contract owners who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Special withholding rules apply to payments to non-resident aliens.

OTHER TAX CONSIDERATIONS. Transfer of the Contract to a new owner or assignment of the Contract may have tax consequences depending on the circumstances. In the case of a transfer of the Contract for a valuable consideration, the death benefit may be subject to federal income taxes under Section 101(a)(2) of the Code. In addition, a transfer of the Contract to or the designation of a beneficiary who is either 37 1/2 years younger than the Contract owner or a grandchild of the Contract owner may have Generation Skipping Transfer tax consequences under Section 2601 of the Code.

In certain circumstances, deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied under Sections 163 of the Code as personal interest or under Section 264 of the Code. Contract owners should consult a tax advisor regarding the application of these provisions to their circumstances.



Business-owned life insurance is subject to additional rules. Section 264(a)(1) of the Code generally precludes business Contract owners from deducting premium payments. Interest on Contract debt on a business-owned insurance policy is generally not tax-deductible. An exemption permits the deduction of interest on policy loans on contracts for up to 20 key persons. The interest deduction for contract debt on such loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per insured key person. The Code also imposes an indirect tax upon additions to the Contract Fund or the receipt of death benefits under businessowned life insurance policies under certain circumstances by way of the corporate alternative minimum tax.



The individual situation of each Contract owner or beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if the owner or insured dies.

LAPSE AND REINSTATEMENT

On each Monthly date, we will determine the value of the Contract Fund. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in force under the Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, page 9. If the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Pruco Life will send you a notice of default setting forth the payment which we estimate will keep the Contract in force for three months from the date of default. This payment must be received at a Pruco Life Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses and ends without value with an outstanding Contract loan may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 23.

A Contract that ended in default may be reinstated within 5 years after the date of default if the following conditions are met: (1) renewed evidence of insurability is provided on the insured; (2) submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and (3) any Contract debt with interest to date must be restored (if the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement) or paid back. The date of reinstatement will be the Monthly date that coincides with or next follows the date we approve your request. All required charges will be deducted from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits under Contracts issued on males and females of the same age will generally differ. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisors to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Pruco Life may offer the Contract with male mortality rates to such prospective purchasers.

OTHER GENERAL CONTRACT PROVISIONS

ASSIGNMENT. This Contract may not be assigned if such assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life's consent. Pruco Life assumes no responsibility for the validity or sufficiency of any assignment, and we will not be obligated to comply with any assignment unless we received a copy at one of our Home Offices.

BENEFICIARY. The beneficiary is designated and named in the application by the Contract owner. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the insured die with no surviving beneficiary, the insured's estate will become the beneficiary.

INCONTESTABILITY. After the Contract has been in force during the lifetime of the insured for two years from the Contract date or, with respect to any change in the Contract that requires Pruco Life's approval and could increase its liability, after the change has been in effect during the insured's lifetime for two years from the effective date of the change, assuming enough premium has been paid to cover the required charges, Pruco Life will not contest its liability under the Contract in accordance with its terms.

MISSTATEMENT OF AGE OR SEX. If the insured's stated age or sex or both are incorrect in the Contract, Pruco Life will adjust each benefit and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

SETTLEMENT OPTIONS. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Pruco Life representative authorized to sell this Contract can explain these options upon request.

SUICIDE EXCLUSION. Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

RIDERS

Contract owners may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date.

One rider pays certain premiums into the Contract if the insured is totally disabled within the meaning of the provision. Others pay an additional amount if the insured dies within a stated number of years after issue; similar benefits may be available if the insured's spouse or child should die. The amounts of these benefits are fully guaranteed at issue; they do not depend on the performance of the Account, although they will no longer be available if the Contract should lapse. Certain restrictions may apply; they are clearly described in the applicable rider.

Any Pruco Life representative authorized to sell the Contract can explain these extra benefits further. Samples of the provisions are available from Pruco Life upon written request.

VOTING RIGHTS

As stated above, all of the assets held in the subaccounts of the Account will be invested in shares of the corresponding portfolios of the Series Fund. Pruco Life is the legal owner of those shares and as such has the right to vote on any matter voted on at Series Fund shareholders meetings. However, Pruco Life will, as required by law, vote the shares of the Series Fund at any regular and special shareholders meetings it is required to hold in accordance with voting instructions received from Contract owners. The Series Fund will not hold annual shareholders meetings when not required to do so under Maryland law or the Investment Company Act of 1940. Series Fund shares for which no timely instructions from Contract owners are received, and any shares attributable to general account investments of Pruco Life will be voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life to vote shares of the Series Fund in its own right, it may elect to do so.

Matters on which Contract owners may give voting instructions include the following: (1) election of the Board of Directors of the Series Fund; (2) ratification of the independent accountant of the Series Fund; (3) approval of the investment advisory agreement for a portfolio of the Series Fund corresponding to the Contract owner's selected subaccount[s]; (4) any change in the fundamental investment policy of a portfolio corresponding to the Contract owner's selected subaccount[s]; and (5) any other matter requiring a vote of the shareholders of the Series Fund. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Contract owners participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the 1940 Act.

The number of Series Fund shares for which instructions may be given by a Contract owner is determined by dividing the portion of the value of the Contract derived from participation in a subaccount, by the value of one share in the corresponding portfolio of the Series Fund. The number of votes for which each Contract owner may give Pruco Life instructions will be determined as of the record date chosen by the Board of Directors of the Series Fund. Pruco Life will furnish Contract owners with proper forms and proxies to enable them to give these instructions. Pruco Life reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

Pruco Life may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Series Fund's portfolios, or to approve or disapprove an investment advisory contract for the Series Fund. In addition, Pruco Life itself may disregard voting instructions that would require changes in the investment policy or investment advisor of one or more of the Series Fund's portfolios, provided that Pruco Life reasonably disapproves such changes in accordance with applicable federal regulations. If Pruco Life does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

SUBSTITUTION OF SERIES FUND SHARES

Although Pruco Life believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Series Fund may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Pruco Life may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of such substitution.

REPORTS TO CONTRACT OWNERS

Once each year you will be sent a statement that provides certain information pertinent to your own Contract. This statement will detail values and transactions made and specific Contract data that apply only to your particular Contract. Currently we intend to provide three quarterly reports (in addition to the year-end statement) which provide abbreviated information pertinent to your own Contract.



You will also be sent annual and semi-annual reports of the Series Fund showing the financial condition of the portfolios and the investments held in each.



State Regulation

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Experts



The audited financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP's principal business address is Two Hilton Court, Parsippany, New Jersey 07054-0319. Actuarial matters included in this prospectus have been examined by Nancy D. Davis, FSA, MAAA, whose opinion is filed as an exhibit to the registration statement.

On March 12, 1996, Deloitte & Touche LLP was dismissed as the independent accountants of Pruco Life. There have been no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of the accountant, would have caused them to make reference to the matter in their reports.

LITIGATION

Several actions have been brought against Pruco Life on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by Prudential, Pruco Life and agents appointed by Prudential and Pruco Life. Prudential has agreed to indemnify Pruco Life for any and all losses resulting from such litigation.

ADDITIONAL INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Further information may also be obtained from Pruco Life's office. The address and telephone number are set forth on the cover of this prospectus.

FINANCIAL STATEMENTS

The consolidated financial statements of Pruco Life and subsidiaries included herein should be distinguished from the financial statements of the Account, and should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.

                             DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life, listed with their principal occupations during the past 5 years, are shown below.

                             DIRECTORS OF PRUCO LIFE



WILLIAM M. BETHKE, Director. -- Chairman and Director, Prudential Investment Advisory Company, Ltd.



IRA J. KLEINMAN, Director. -- Chief Marketing and Product Development Officer, Prudential Individual Insurance Group since 1995; 1993 to 1995: President, Prudential Select; Prior to 1993: Senior Vice President of Prudential.



MENDEL A. MELZER, Director. -- Chief Investment Officer of Prudential Mutual Funds since 1996; 1995 to 1996: Chief Financial Officer of the Money Management Group of Prudential; 1993 to 1995: Senior Vice President and Chief Financial Officer of Prudential Preferred Financial Services; Prior to 1993: Managing Director, Prudential Investment Corporation.



ESTHER H. MILNES, President and Director. -- Vice President and Actuary, Prudential Individual Insurance Group since 1996; 1993 to 1996: Senior Vice President and Chief Actuary, Prudential Insurance and Financial Services; Prior to 1993: Vice President and Associate Actuary of Prudential.

I. EDWARD PRICE, Vice Chairman and Director. -- Senior Vice President and Actuary, Prudential Individual Insurance Group since 1995; 1994 to 1995: Chief Executive Officer, Prudential International Insurance; 1993 to 1994: President, Prudential International Insurance; Prior to 1993: Senior Vice President and Company Actuary of Prudential.



KIYOFUMI SAKAGUCHI, Director. -- President, Prudential International Insurance since 1995; 1994 to 1995: Chairman and Chief Executive Officer, The Prudential Life Insurance Co., Ltd.; Prior to 1994: President and Chief Executive Officer, Asia Pacific Region-Prudential International Insurance, and President, The Prudential Life Insurance Co., Ltd.



WILLIAM F. YELVERTON, Chairman of the Board and Director. --Chief Executive Officer, Prudential Individual Insurance Group since 1995; Prior to 1995: Chief Executive Officer, New York Life Worldwide.

                         OFFICERS WHO ARE NOT DIRECTORS

BEVERLY R. BARNEY, Senior Vice President. -- Vice President and Re-Engineering Officer, Prudential Individual Insurance Group since 1995; 1993 to 1995: Senior Vice President and Associate Actuary, Prudential Direct; Prior to 1993: Senior Vice President and Actuary of Pruco Life.

SUSAN L. BLOUNT, Secretary.--Vice President and Secretary of Prudential since 1995; Prior to 1995: Assistant General Counsel for Prudential Residential Services Company.

C. EDWARD CHAPLIN, Treasurer. -- Vice President and Treasurer of Prudential since 1995; 1993 to 1995: Managing Director and Assistant Treasurer of Prudential; 1992 to 1993: Vice President and Assistant Treasurer, Banking and Cash Management for Prudential; Prior to 1992: Regional Vice President of Prudential Mortgage Capital Company.

LINDA S. DOUGHERTY, Vice President, Comptroller and Chief Accounting Officer. -- Vice President, Accounting for Prudential.

CLIFFORD E. KIRSCH, Chief Legal Officer. -- Chief Counsel, Variable Products, Law Department of Prudential since 1995; 1994 to 1995: Associate General Counsel with Paine Webber; Prior to 1994: Assistant Director in the Division of Investment Management with the Securities and Exchange Commission.

FRANK MARINO, Senior Vice President. -- Vice President, Policyholder Relations Department, Prudential Individual Insurance Group since 1996; Prior to 1996:
Senior Vice President, Prudential Mutual Fund Services.



SHIRLEY H. SHAO, Senior Vice President and Chief Actuary. -- Vice President and Assistant Actuary, Prudential and Executive Vice President and Chief Financial Officer, Prudential of Taiwan.



MICHAEL R. SHAPIRO, Senior Vice President. -- Vice President, Marketing and Product Development, Prudential Individual Insurance Group since 1996; Prior to 1996: Senior Vice President, Prudential Select Brokerage.

The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992.

* SUBSIDIARY OF PRUDENTIAL

                                         FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL
                                                     LIFE SUBACCOUNTS OF THE
                                             PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF NET ASSETS (UNAUDITED)
September 30, 1996

                                                                                    SUBACCOUNTS
                                                      --------------------------------------------------------------------------

                                                        Money        Diversified                      Flexible      Conservative
                                                        Market          Bond           Equity         Managed         Balanced
                                                      -----------    -----------    ------------    ------------    ------------
ASSETS
  Investment in shares of The Prudential
    Series Fund, Inc. Portfolios at net
    asset value (Note 2] ..........................   $50,605,583    $68,738,058    $633,451,851    $986,070,677    $516,526,164
  Receivable from Related Separate Account ........             0              0               0               0               0
                                                      -----------    -----------    ------------    ------------    ------------
     Total Assets .................................   $50,605,583    $68,738,058    $633,451,851    $986,070,677    $516,526,164
                                                      ===========    ===========    ============    ============    ============
NET ASSETS, representing:
  Equity of Contract owners .......................   $49,183,815    $68,306,949    $632,655,110    $984,121,227    $514,522,198
  Equity of Pruco Life Insurance Company ..........     1,421,768        431,109         796,741       1,949,450       2,003,966
                                                      -----------    -----------    ------------    ------------    ------------
                                                      $50,605,583    $68,738,058    $633,451,851    $986,070,677    $516,526,164
                                                      ===========    ===========    ============    ============    ============


STATEMENTS OF OPERATIONS (UNAUDITED)
For the period ended September 30, 1996
                                                                                    SUBACCOUNTS
                                                      --------------------------------------------------------------------------

                                                        Money        Diversified                      Flexible      Conservative
                                                        Market          Bond           Equity         Managed         Balanced
                                                      -----------    -----------    ------------    ------------    ------------
INVESTMENT INCOME
  Dividend distributions received .................   $ 1,897,674    $ 1,883,733    $  5,837,649    $ 11,753,975    $  8,156,360

EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A] .....       220,402        296,973       2,757,756       4,266,471       2,278,929
  Reimbursement for excess expenses [Note 3D] .....       (16,220)       (21,815)       (458,497)     (1,691,627)       (721,799)
                                                      -----------    -----------    ------------    ------------    ------------
NET EXPENSES ......................................       204,182        275,158       2,299,259       2,574,844       1,557,130
                                                      -----------    -----------    ------------    ------------    ------------
NET INVESTMENT INCOME (LOSS) ......................     1,693,492      1,608,575       3,538,390       9,179,131       6,599,230
                                                      -----------    -----------    ------------    ------------    ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
  Capital gains distributions received ............             0              0      15,991,282      18,863,607       4,079,242
  Realized gain (loss) on shares redeemed
    [average cost basis] ..........................             0         51,547       2,551,489       5,606,978       2,598,894
  Net unrealized gain (loss) on investments .......             0     (1,425,499)     28,098,564      41,236,751      18,656,481
                                                      -----------    -----------    ------------    ------------    ------------
NET GAIN (LOSS) ON INVESTMENTS ....................             0     (1,373,952)     46,641,335      65,707,336      25,334,617
                                                      -----------    -----------    ------------    ------------    ------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS .......................   $ 1,693,492    $   234,623    $ 50,179,725    $ 74,886,467    $ 31,933,847
                                                      ===========    ===========    ============    ============    ============


                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A6 AND A7.

                                         FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL
                                                     LIFE SUBACCOUNTS OF THE
                                             PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF NET ASSETS (UNAUDITED)--(Continued)
September 30, 1996

                                                                               SUBACCOUNTS (Continued)
                                                      --------------------------------------------------------------------------
                                                         High
                                                         Yield          Stock          Equity                        Prudential
                                                         Bond           Index          Income          Global         Jennison
                                                      -----------    -----------    ------------    ------------    ------------
ASSETS
  Investment in shares of The Prudential
    Series Fund, Inc. Portfolios at net
    asset value (Note 2] ..........................   $35,928,200    $78,679,882    $ 54,977,814    $ 19,222,820    $  8,243,401
  Receivable from Related Separate Account ........             0        122,005               0          53,019               0
                                                      -----------    -----------    ------------    ------------    ------------
     Total Assets .................................   $35,928,200    $78,801,887    $ 54,977,814    $ 19,275,839    $  8,243,401
                                                      ===========    ===========    ============    ============    ============
NET ASSETS, representing:
  Equity of Contract owners .......................   $35,751,499    $78,801,887    $ 54,608,527    $ 19,275,839    $  8,239,732
  Equity of Pruco Life Insurance Company ..........       176,701              0         369,287               0           3,669
                                                      -----------    -----------    ------------    ------------    ------------
                                                      $35,982,200    $78,801,887    $ 54,977,814    $ 19,275,839    $  8,243,401
                                                      ===========    ===========    ============    ============    ============


STATEMENTS OF OPERATIONS (UNAUDITED) (Continued)
For the period ended September 30, 1996
                                                                               SUBACCOUNTS (Continued)
                                                      --------------------------------------------------------------------------
                                                         High
                                                         Yield          Stock          Equity                        Prudential
                                                         Bond           Index          Income          Global         Jennison
                                                      -----------    -----------    ------------    ------------    ------------
INVESTMENT INCOME
  Dividend distributions received .................   $ 1,614,269    $   566,534    $    728,990    $    488,012    $      6,787

EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A] .....       154,648        318,615         236,533          75,863          20,985
  Reimbursement for excess expenses [Note 3D] .....             0              0               0               0               0
                                                      -----------    -----------    ------------    ------------    ------------
NET EXPENSES ......................................       154,648        318,615         236,533          75,863          20,985
                                                      -----------    -----------    ------------    ------------    ------------
NET INVESTMENT INCOME (LOSS) ......................     1,459,621        247,919         492,457         412,149         (14,198)
                                                      -----------    -----------    ------------    ------------    ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
  Capital gains distributions received ............             0        182,170         617,944               0               0
  Realized gain (loss) on shares redeemed
    [average cost basis] ..........................       (29,791)       515,477         229,680          34,323          23,802
  Net unrealized gain (loss) on investments .......     1,595,353      7,568,874       3,462,271       1,479,729         526,556
                                                      -----------    -----------    ------------    ------------    ------------
NET GAIN (LOSS) ON INVESTMENTS ....................     1,565,562      8,266,521       4,309,895       1,514,052         550,358
                                                      -----------    -----------    ------------    ------------    ------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS .......................   $ 3,025,183    $ 8,514,440    $  4,802,352    $  1,926,201    $    536,160
                                                      ===========    ===========    ============    ============    ============


                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A6 AND A7.

                                          FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL
                                                      LIFE SUBACCOUNTS OF THE
                                              PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended September 30, 1996 and December 31, 1995

                                                                                     SUBACCOUNTS
                                                ------------------------------------------------------------------------------------

                                                          Money                      Diversified
                                                          Market                        Bond                       Equity
                                                --------------------------   --------------------------  ---------------------------
                                                 01/01/96                    01/01/96                      01/01/96
                                                    to         01/01/95         to           01/01/95         to          05/01/95
                                                 09/30/96         to         09/30/96           to         09/30/96          to
                                               (Unaudited)     12/31/95     (Unaudited)      12/31/95     (Unaudited)     12/31/95
                                               -----------    -----------   -----------    -----------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ..............  $ 1,693,492    $ 2,620,276   $ 1,608,575    $ 3,860,873   $  3,538,390   $  8,602,440
  Capital gains distributions received ......            0              0             0        144,746     15,991,282     20,556,916
  Realized gain (loss) on shares redeemed
    [average cost basis] ....................            0              0        51,547         75,353      2,551,489      1,265,358
  Net unrealized gain (loss) on investments..            0              0    (1,425,499      7,114,539     28,098,564    105,422,478
                                               -----------    -----------   -----------    -----------   ------------   ------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS .................    1,693,492      2,620,276       234,623     11,195,511     50,179,725    135,847,192
                                               -----------    -----------   -----------    -----------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS .............   (2,964,319)      (740,753)    2,065,752     (1,432,720)    (4,412,597)    13,327,159
                                               -----------    -----------   -----------    -----------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM SURPLUS TRANSFERS ..........    1,324,501        (89,480)      418,317       (94,534)       563,856         153,934
                                               -----------    -----------   -----------    -----------   ------------   ------------
TOTAL INCREASE IN NET ASSETS ................       53,674      1,790,043     2,718,692      9,668,257     46,330,984    149,328,285

NET ASSETS:
  Beginning of period .......................   50,551,909     48,761,866    66,019,366     56,351,109    587,120,867    437,792,582
                                               -----------    -----------   -----------    -----------   ------------   ------------
  End of period .............................  $50,605,583    $50,551,909   $68,738,058    $66,019,366   $633,451,851   $587,120,867
                                               ===========    ===========   ===========    ===========   ============   ============


                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A6 AND A7.

                                          FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL
                                                      LIFE SUBACCOUNTS OF THE
                                              PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS (Continued)
For the periods ended September 30, 1996 and December 31, 1995

                                                                     SUBACCOUNTS (Continued
                          ---------------------------------------------------------------------------------------------------------
                                                                                            High
                                    Flexible                Conservative                    Yield                    Stock
                                    Manager                    Balance                      Bond                     Index
                          -------------------------   -------------------------   ------------------------  ------------------------
                            01/01/96                   01/01/96                    01/01/96                  01/01/96
                               to        01/01/95         to          01/01/95        to        01/01/95        to        01/01/95
                            09/30/96        to         09/30/96          to        09/30/96        to        09/30/96        to
                          (Unaudited)    12/31/95     (Unaudited)     12/31/95    (Unaudited)   12/31/95    (Unaudited)   12/31/95
                          -----------   -----------   -----------   -----------   -----------  -----------  -----------  -----------
OPERATIONS:
 Net investment income
   (loss) ............... $  9,179,131  $ 24,734,903  $  6,599,230  $ 17,956,379  $ 1,459,621  $ 3,185,876  $   247,919  $   870,823
 Capital gains
   distributions
   received .............   18,863,607    39,033,998     4,079,242    17,065,189            0            0      182,170      454,847
 Realized gain (loss)
   on shares redeemed
   [average cost basis] .    5,606,978     5,763,771     2,598,894     2,716,236      (29,791)     (44,447)     515,477    1,387,759
 Net unrealized
   gain (loss) on
   investments ..........   41,236,751   113,356,027    18,656,481    35,828,712    1,595,353    1,861,218    7,568,874   14,103,114
                          ------------  ------------  ------------  ------------  -----------  -----------  -----------  -----------
NET INCREASE IN NET
 ASSETS RESULTING
 FROM OPERATIONS ........   74,886,467   182,888,699    31,933,847    73,566,516    3,025,183    5,002,647    8,514,440   16,816,543
                          ------------  ------------  ------------  ------------  -----------  -----------  -----------  -----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM PREMIUM PAYMENTS
 AND OTHER OPERATING
 TRANSFERS ..............  (27,159,359)  (31,598,849)  (17,521,915)  (18,484,820)    (955,966)  (1,077,084)   6,430,263      623,288
                          ------------  ------------  ------------  ------------  -----------  -----------  -----------  -----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM SURPLUS TRANSFERS .    1,893,916    (1,895,990)    1,957,661      (806,795)     154,614        5,385     (263,644)     132,045
                          ------------  ------------  ------------  ------------  -----------  -----------  -----------  -----------
TOTAL INCREASE IN NET
  ASSETS ................   49,621,024   149,393,860    16,369,593    54,274,901    2,223,831    3,930,948   14,681,059   17,571,876

NET ASSETS:
 Beginning of period ....  936,449,653   787,055,793   500,156,571   445,881,670   33,704,369   29,773,421   64,120,828   46,548,952
                          ------------  ------------  ------------  ------------  -----------  -----------  -----------  -----------
 End of period .......... $986,070,677  $936,449,653  $516,526,164  $500,156,571  $35,928,200  $33,704,369  $78,801,887  $64,120,828
                          ============  ============  ============  ============  ===========  ===========  ===========  ===========


                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A6 AND A7.

                                          FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL
                                                      LIFE SUBACCOUNTS OF THE
                                              PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended September 30, 1996 and December 31, 1995

                                                                                     SUBACCOUNTS
                                                -----------------------------------------------------------------------------------

                                                          Equity                                                  Prudential
                                                          Income                        Global                     Jennison
                                                --------------------------   --------------------------   -------------------------
                                                  01/01/96                    01/01/96                     01/01/96
                                                     to         01/01/95         to           01/01/95        to          05/01/95*
                                                  09/30/96         to         09/30/96           to        09/30/96          to
                                                (Unaudited)     12/31/95     (Unaudited)      12/31/95    (Unaudited)     12/31/95
                                                -----------    -----------   -----------    -----------    ----------    ----------
OPERATIONS:
  Net investment income (loss) ..............   $   492,457    $ 1,499,078   $   412,149    $   137,947    $  (14,198)   $   (2,483)
  Capital gains distributions received ......       617,944      2,122,385             0        270,758             0             0
  Realized gain (loss) on shares redeemed
    [average cost basis] ....................       229,680        107,006        34,323         60,621        23,802         3,407
  Net unrealized gain (loss) on investments..     3,462,271      4,726,822     1,479,729      1,314,446       526,556        59,770
                                                -----------    -----------   -----------    -----------    ----------    ----------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS .................     4,802,352      8,455,291     1,926,201      1,783,772       536,160        60,694
                                                -----------    -----------   -----------    -----------    ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS .............      (728,579)     3,721,237     3,465,186      1,377,627     6,180,379     1,554,794
                                                -----------    -----------   -----------    -----------    ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM SURPLUS TRANSFERS ..........       285,112         75,709      (123,303)      (539,673)     (185,395)       96,769
                                                -----------    -----------   -----------    -----------    ----------    ----------
TOTAL INCREASE IN NET ASSETS ................     4,358,885     12,252,237     5,268,084      2,621,726     6,531,144     1,712,257

NET ASSETS:
  Beginning of period .......................    50,618,929     38,366,692    14,007,755     11,386,029     1,712,257             0
                                                -----------    -----------   -----------    -----------    ----------    ----------
  End of period .............................   $54,977,814    $50,618,929   $19,275,839    $14,007,755    $8,243,401    $1,712,257
                                                ===========    ===========   ===========    ===========    ==========    ==========

                                                                                                                      * Commencoment
                                                                                                                        of Business

                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A6 AND A7.

                        NOTES TO FINANCIAL STATEMENTS OF
                   THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                   THE PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT
   For the Periods Ended September 30, 1996 (unaudited) and December 31, 1995

NOTE 1: GENERAL

        Pruco Life Variable Appreciable Account (the "Account") was established on January 13, 1984 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life") which is a wholly-owned subsidiary of Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life's other assets. Currently only Pruco Life's Variable Appreciable Life ("VAL") Contracts invest in the Account. Pruco Life's Variable Universal Life ("VUL") Contracts will also invest in the Account once the product becomes available to the Contract owner.

        The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are 13 subaccounts within the Account, each of which invests only in a corresponding portfolio of the Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is a diversified open-end management investment company, and is managed by Prudential. VUL will invest in the 10 Prudential Series Fund subaccounts shown in Note 2.

        New sales of the VAL product which invests in the Account were discontinued as of May 1, 1992. However, premium payments made by Contract owners will continue to be received by the Account. All sales and premiums for the VUL product will be received by the Account.

NOTE 2: INVESTMENT INFORMATION FOR THE PRUDENTIAL SERIES FUND, INC. PORTFOLIOS

        The net asset value per share for each portfolio of the Prudential Series Fund that is available under VUL Contracts, the number of shares of each portfolio held by the subaccounts of the Account that are available under VUL Contracts, and the aggregate cost of investments in such shares at September 30, 1996 were as follows:


                                                                       PORTFOLIOS
                                       --------------------------------------------------------------------------
                PORTFOLIO                 Money       Diversified                      Flexible      Conservative
               INFORMATION                Market         Bond           Equity         Managed        Balanced
        --------------------------     -----------    -----------    ------------    ------------    ------------
        Number of shares:                5,060,558      6,209,551      23,484,830      52,599,020      32,366,431
        Net asset value per share:     $   10.0000    $   11.0697    $    26.9728    $    18.7469    $    15.9587
        Cost:                          $50,605,583    $66,560,464    $424,024,216    $776,480,755    $435,334,916

                                                                 PORTFOLIOS (Continued)
                                       --------------------------------------------------------------------------
                                                         High
                PORTFOLIO                Equity         Yield           Stock                         Prudential
               INFORMATION               Income          Bond           Index           Global         Jennison
        --------------------------     -----------    -----------    ------------    ------------    ------------
        Number of shares:                3,150,371      4,409,732       3,517,435       1,125,430         598,388
        Net asset value per share:     $   17.4512    $    8.1475    $    22.3685    $    17.0804    $    13.7760
        Cost:                          $46,259,003    $35,778,595    $ 50,158,122    $ 16,987,741    $  7,657,075


NOTE 3: CHARGES AND EXPENSES

        A. Mortality Risk and Expense Risk Charges

           The mortality risk and expense risk charges at an effective annual rate of 0.60% are applied daily against the net assets representing equity of VAL Contract owners held in each subaccount.

           The mortality risk and expense risk charges at an effective annual rate of up to 0.90% are applied against the net assets representing equity of VUL Contract owners held in each subaccount. Currently Pruco Life intends to charge 0.60%.



                                       A6

        B. Deferred Sales Charge

           A deferred sales charge is imposed upon the surrender of certain variable life insurance contracts to compensate Pruco Life for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the Contract was issued. No sales charge will be imposed after the tenth year of the Contract. No sales charge will be imposed on death benefits.

        C. Withdrawal Charges

           A $15 administrative processing charge is imposed in connection with each partial withdrawal of the cash surrender value from VAL Contracts.

           A $10 administrative processing charge is imposed in connection with any withdrawal of the cash surrender value from VUL Contracts. Pruco Ufe reserves the right to increase this charge up to $25 for each withdrawal for VUL contracts.

        D. Expense Reimbursement

           Pursuant to a prior merger agreement, the Account is reimbursed by Pruco Life for expenses in excess of 0.40% of the average daily net assets of VAL Contracts incurred by the Money Market, Diversified Bond, Equity, Flexible Managed and the Conservative Balanced Portfolios of the Series Fund.

           VUL Contracts do not receive any expense reimbursement.

NOTE 4: TAXES

        The operations of the subaccounts form a part of, and are taxed with, the operations of Pruco Life. Under the Internal Revenue Code, all ordinary income and capital gains allocated to the Contract owners are not taxed to Pruco Life. As a result, the net asset values of the subaccounts are not affected by federal income taxes on distributions received by the subaccounts.

NOTE 5: NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM SURPLUS TRANSFERS

        The increase (decrease) in net assets resulting from surplus transfers represents the net contributions (withdrawals) of Pruco Ufe to the Account.


                                       A7

                     (This page intentionally left blank.)



                                       A8

              FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL
                          LIFE SUBACCOUNTS OF THE
                  PRUCO LlFE VARIABLE APPRECIABLE ACCOUNT


STATEMENTS OF NET ASSETS
December 31, 1995


                                                                                         SUBACCOUNTS
                                                             ----------------------------------------------------------------------
                                                                Money      Diversified                    Flexible     Conservative
                                                                Market        Bond          Equity        Managed        Balanced
                                                             -----------   -----------   ------------   ------------   ------------
ASSETS
  Investment in shares of The Prudential Series Fund, Inc.
    Pontfolios at net asset value [Note 2] ................  $50,551,909   $65,994,277   $587,120,867   $936,362,366   $500,079,187
  Receivable from Related Separate Account ................            0        25,089              0         87,287         77,384
                                                             -----------   -----------   ------------   ------------   ------------
    Total Assets ..........................................  $50,551,909   $66,019,366   $587,120,867   $936,449,653   $500,156,571
                                                             ===========   ===========   ============   ============   ============
LIABILITIES
  Payable to Related Separate Account .....................            0             0              0              0              0
                                                             -----------   -----------   ------------   ------------   ------------
NET ASSETS ................................................  $50,551,909   $66,019,366   $587,120,867   $936,449,653   $500,156,571
                                                             ===========   ===========   ============   ============   ============
NET ASSETS, representing:
  Equity of Contract owners ...............................  $50,480,561   $66,019,366   $586,849,058   $936,449,653   $500,156,571
  Equity of Pruco Life Insurance Company ..................       71,348             0        271,809              0              0
                                                             -----------   -----------   ------------   ------------   ------------
                                                             $50,551,909   $66,019,366   $587,120,867   $936,449,653   $500,156,571
                                                             ===========   ===========   ============   ============   ============

STATEMENTS OF OPERATIONS
For the year ended December 31,1995

                                                                                         SUBACCOUNTS
                                                             ----------------------------------------------------------------------
                                                                Money      Diversified                    Flexible     Conservative
                                                                Market        Bond          Equity        Managed        Balanced
                                                             -----------   -----------   ------------   ------------   ------------
INVESTMENT INCOME
  Dividend distributions received .........................  $ 2,905,044   $ 4,197,858   $ 11,181,319   $ 27,717,778   $ 19,879,380

EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A] .............      305,694       364,799      3,087,956      5,122,999      2,833,080
  Reimbursement for excess expenses (Note 3D]                    (20,926)      (27,814)      (509.077)    (2,140,124)      (910,079)
                                                             -----------   -----------   ------------   ------------   ------------
NET EXPENSES ..............................................      284,768       336,985      2,578,879      2,982,875      1,923,001
                                                             -----------   -----------   ------------   ------------   ------------
NET INVESTMENT INCOME (LOSS) ..............................    2,620,276     3,860,873      8,602,440     24,734,903     17,956,379
                                                             -----------   -----------   ------------   ------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received ....................            0       144,746     20,556,916     39,033,998     17,065,189
  Realized gain (loss) on shares redeemed
    [average cost basis] ..................................            0        75,353      1,265,358      5,763,771      2,716,236
  Net unrealized gain on investments ......................            0     7,114,539    105,422,478    113,356,027     35,828,712
                                                             -----------   -----------   ------------   ------------   ------------
NET GAIN ON INVESTMENTS ...................................            0     7,334,638    127,244,752    158,153,796     55,610,137
                                                             -----------   -----------   ------------   ------------   ------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS ...............................  $ 2,620,276   $11,195,511   $135,847,192   $182,888,699   $ 73,566,516
                                                             ===========   ===========   ============   ============   ============


             SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A14 AND A15

                                       A9


                      SUBACCOUNTS (Continued)
------------------------------------------------------------------
   High
   Yield         Stock         Equity                   Prudential
   Bond          Index         Income        Global      Jennison*
-----------   -----------   -----------   -----------   ----------
$33,704,369   $64,120,828   $50,618,929   $14,007,755   $1,712,257
          0             0             0             0            0
-----------   -----------   -----------   -----------   ----------
$33,704,369   $64,120,828   $50,618,929   $14,007,755   $1,712,257
===========   ===========   ===========   ===========   ==========

          0             0             0             0            0
-----------   -----------   -----------   -----------   ----------
$33,704,369   $64,120,828   $50,618,929   $14,007,755   $1,712,257
===========   ===========   ===========   ===========   ==========

$33,682,387   $63,859,589   $50,531,821   $13,888,590   $1,611,325
     21,982       261,239        87,108       119,165      100,932
-----------   -----------   -----------   -----------   ----------
$33,704,369   $64,120,828   $50,618,929   $14,007,755   $1,712,257
===========   ===========   ===========   ===========   ==========




                      SUBACCOUNTS (Continued)
------------------------------------------------------------------

   Yield         Stock         Equity                   Prudential
   Bond          Index         Income        Global     Jennison*
-----------   -----------   -----------   -----------   ----------
$ 3,378,049   $ 1,200,040   $ 1,772,217   $   212,903   $       80


    192,173       329,217       273,139        74,956        2,563
          0             0             0             0            0
-----------   -----------   -----------   -----------   ----------
    192,173       329,217       273,139        74,956        2,563
-----------   -----------   -----------   -----------   ----------
  3,185,876       870,823     1,499,078       137,947       (2,483)
-----------   -----------   -----------   -----------   ----------


          0       454,847     2,122,385       270,758            0

    (44,447)    1,387,759       107,006        60,621        3,407
  1,861,218    14,103,114     4,726,822     1,314,446       59,770
-----------   -----------   -----------   -----------   ----------
  1,816,771    15,945,720     6,956,213     1,645,825       63,177
-----------   -----------   -----------   -----------   ----------

$ 5,002,647   $16,816,543   $ 8,455,291   $ 1,783,772   $   60,694
===========   ===========   ===========   ===========   ==========
                                                        *Commenced
                                                         Business
                                                         on 5/1/95


       SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A14 AND A15.


                                A10


                                    FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL
                                                LIFE SUBACCOUNTS OF THE
                                        PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31,1995 and 1994


                                                                                   SUBACCOUNTS
                                                -----------------------------------------------------------------------------------

                                                         Money                     Diversified
                                                         Market                       Bond                       Equity
                                                -------------------------   -------------------------   ---------------------------
                                                    1995         1994          1995          1994          1995           1994
                                                -----------   -----------   -----------   -----------   ------------   ------------
OPERATIONS:
  Net investment income (loss) ...............  $ 2,620,276   $ 1,649,101   $ 3,860,873   $ 3,400,785   $  8,602,440   $  7,817,827
  Capital gains distributions received .......            0             0       144,746       133,233     20,556,916     18,199,834
  Realized gain (loss) on shares redeemed
   [average cost basis] ......................            0             0        75,353       (39,688)     1,265,358      1,432,168
  Net unrealized gain (loss) on investments ..            0             0     7,114,539    (5,814,428)   105,422,478    (17,636,131)
                                                -----------   -----------   -----------   -----------   ------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS ...................    2,620,276     1,649,101    11,195,511    (2,320,098)   135,847,192      9,813,698
                                                -----------   -----------   -----------   -----------   ------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM PREMIUM PAYMENTS
 AND OTHER OPERATING TRANSFERS ...............     (740,753)      174,399    (1,432,720)   (3,900,361)    13,327,159      1,930,473
                                                -----------   -----------   -----------   -----------   ------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM SURPLUS TRANSFERS ............      (89,480)     (486,387)      (94,534)       24,099        153,934       (486,070)
                                                -----------   -----------   -----------   -----------   ------------   ------------

TOTAL INCREASE (DECREASE)
 IN NET ASSETS ...............................    1,790,043     1,337,113     9,668,257    (6,196,360)   149,328,285     11,258,101

NET ASSETS:
 Beginning of year ...........................   48,761,866    47,424,753    56,351,109    62,547,469    437,792,582    426,534,481
                                                -----------   -----------   -----------   -----------   ------------   ------------
 End of year .................................  $50,551,909   $48,761,866   $66,019,366   $56,351,109   $587,120,867   $437,792,582
                                                ===========   ===========   ===========   ===========   ============   ============


                                          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A14 AND A15.

                                                                All


                                                SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------

                                                                          High
           Flexible                    Conservative                       Yield                         Stock
           Managed                       Balanced                         Bond                          Index
----------------------------    ----------------------------    --------------------------    --------------------------
    1995             1994           1995            1994           1995           1994           1995          1994
------------    ------------    ------------    ------------    -----------    -----------    -----------  -------------
$ 24,734,903    $ 19,391,523    $ 17,956,379    $ 13,772,420    $ 3,185,876    $ 2,882,389    $   870,823    $   843,636
  39,033,998      22,635,794      17,065,189       4,752,103              0             23        454,847         68,595
   5,763,771       2,045,045       2,716,236         925,009        (44,447)       (41,868)     1,387,759        574,991
 113,356,027     (73,072,549)     35,828,712     (25,603,121)     1,861,218     (3,901,821)    14,103,114     (1,293,204)
------------    ------------    ------------    ------------    -----------    -----------    -----------  -------------


 182,888,699     (29,000,187)     73,566,516      (6,153,589)     5,002,647     (1,061,277)    16,816,543        194,018
------------    ------------    ------------    ------------    -----------    -----------    -----------  -------------



 (31,598,849)    (15,011,537)    (18,484,820)     (3,697,057)    (1,077,084)    (1,682,842)       623,286       (263,376)
------------    ------------    ------------    ------------    -----------    -----------    -----------  -------------


  (1,895,990)      1,559,318        (806,795)        172,937          5,385        (94,816)       132,045         92,281
------------    ------------    ------------    ------------    -----------    -----------    -----------  -------------


 149,393,860     (42,452,406)     54,274,901      (9,677,709)     3,930,948     (2,838,935)    17,571,876         22,923
 787,055,793     829,508,199     445,881,670     455,559,379     29,773,421     32,612,356     46,548,952     46,526,029
------------    ------------    ------------    ------------    -----------    -----------    -----------  -------------
$936,449,653    $787,055,793    $500,156,571    $445,881,670    $33,704,369    $29,773,421    $64,120,828  $  46,548,952
============    ============    ============    ============    ===========    ===========    ===========  =============



                                SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A14 AND A15.

                                                          A12

For the years ended December 31, 1995 and 1994


                                                                                       SUBACCOUNTS
                                                        ---------------------------------------------------------------------------
                                                                  Equity                                                Prudential
                                                                  Income                          Global**               Jennison*
                                                        ---------------------------    ----------------------------    ------------
                                                           1995           1994            1995            1994            1995
                                                        ------------   ------------    ------------    ------------    ------------
OPERATIONS:
  Net investment income (loss) ......................   $  1,499,078   $  1,108,691    $    137,947    $     (5,689)   $     (2,483)
  Capital gains distributions received ..............      2,122,385      1,981,250         270,758           3,344               0
  Realized gain (loss) on shares redeemed
   [average cost basis] .............................        107,006         76,758          60,621               0           3,407
  Net unrealized gain (loss) on investments .........      4,726,822     (3,029,605)      1,314,446        (559,095)         59,770
                                                        ------------   ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS .........................      8,455,291        137,094       1,783,772        (561,440)         60,694
                                                        ------------   ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS .....................      3,721,237      8,440,504       1,377,627      11,335,055       1,554,794
                                                        ------------   ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM SURPLUS TRANSFERS ..................         75,709       (464,805)       (539,673)        612,414          96,769
                                                        ------------   ------------    ------------    ------------    ------------

TOTAL INCREASE (DECREASE)
  IN NET ASSETS .....................................     12,252,237      8,112,793       2,621,726      11,386,029       1,712,257

NET ASSETS:
  Beginning of year .................................     38,366,692     30,253,899      11,386,029               0               0
                                                        ------------   ------------    ------------    ------------    ------------
  End of year .......................................   $ 50,618,929   $ 38,366,692    $ 14,007,755    $ 11,386,029    $  1,712,257
                                                        ============   ============    ============    ============    ============
                                                                                              **Commenced               *Commenced
                                                                                                Business                 Business
                                                                                                on 511/94                on 5/1/95

                             SEE NOTES TO FINANCIAL STATEMENTS ON PAGES Al4 AND A15.

                                                               A13

                        NOTES TO FINANCIAL STATEMENTS OF
                   THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
                   THE PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT
          FOR THE PERIODS ENDED DECEMBER 31, 1995 AND DECEMBER 31,1994

NOTE 1: GENERAL

        PRUCO Life Variable Appreciable Account (the "Account") was established on January 13, 1984 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life") which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life's other assets. Currently only Pruco Life's Variable Appreciable Life ("VAL") Contracts invest in the Account. Pruco Life's Variable Universal Life ("VUL") Contracts will also invest in the Account once the product becomes available to the Contract owner.

        The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are 13 subaccounts within the Account, each of which invests only in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is a diversified open-end management investment company, and is managed by Prudential. VUL will invest in the 10 Prudential Series Fund subaccounts shown in Note 2.

        New sales of the VAL product which invests in the Account were discontinued as of May 1, 1992. However, premium payments made by Contract owners will continue to be received by the Account. All sales and premiums for the VUL product will be received by the Account.

NOTE 2: INVESTMENT INFORMATION FOR THE PRUDENTIAL SERIES FUND, INC. PORTFOLIOS

        The net asset value per share for each portfolio of the Prudential Series Fund that is available under VUL Contracts, the number of shares of each portfolio held by the subaccounts of the Account that are available under VUL Contracts, and the aggregate cost of investments in such shares at December 31, 1995 were as follows:


                                                                      PORTFOLIOS
                                      ------------------------------------------------------------------------------
           PORTFOLIO                     Money        Diversified                        Flexible       Conservative
           INFORMATION                   Market          Bond            Equity          Managed          Balanced
           -----------                -----------     -----------     ------------     ------------     ------------
        Number of shares:               5,055,191       5,833,429       22,898,764       52,429,900       32,666,211
        Net asset value per share:    $   10.0000     $   11.3131     $    25.6399     $    17.8593     $    15.3088
        Cost:                         $50,551,909     $62,391,184     $405,791,796     $768,009,196     $437,544,421


                                                                  PORTFOLIOS (Continued)
                                      ------------------------------------------------------------------------------
                                                         High
           PORTFOLIO                    Equity           Yield           Stock                           Prudential
           INFORMATION                  Income           Bond            Index            Global          Jennison
           -----------                -----------     -----------     ------------     ------------     ------------
        Number of shares:               3,111,010       4,320,851        3,213,099          901,795          136,470
        Net asset value per share:    $   16.2709     $    7.8004     $    19.9561     $    15.5332     $    12.5468
        Cost:                         $45,362,389     $35,150,118     $ 43,167,942     $ 13,252,405     $  1,652,487

NOTE 3: CHARGES AND EXPENSES

        A. Mortality Risk and Expense Risk Charges

           The mortality risk and expense risk charges at an effective annual rate of 0.60% are applied daily against the net assets representing equity of VAL Contract owners held in each subaccount.

           The mortality risk and expense risk charges at an effective annual rate of up to 0.90% are applied against the net assets representing equity of VUL Contract owners held in each subaccount. Currently Pruco Life intends to charge 0.60%.

                                        A14

        B. Deferred Sales Charge

           A deferred sales charge is imposed upon the surrender of certain variable life insurance contracts to compensate Pruco Life for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the Contract was issued. No sales charge will be imposed after the tenth year of the Contract. No sales charge will be imposed on death benefits.

        C. Withdrawal Charges

           A $15 administrative processing charge is imposed in connection with each partial withdrawal of the cash surrender value from VAL Contracts.

           A $10 administrative processing charge is imposed in connection with any withdrawal of the cash surrender value from VUL Contracts. Pruco Life reserves the right to increase this charge up to $25 for each withdrawal for VUL contracts.

        D. Expense Reimbursement

           Pursuant to a prior merger agreement, the Account is reimbursed by Pruco Life for expenses in excess of 0.40% of the average daily net assets of VAL Contracts incurred by the Money Market, Diversified Bond, Equity, Flexible Managed and the Conservative Balanced Portfolios of the Series Fund.

           VUL Contracts do not receive any expense reimbursement.

NOTE 4: TAXES

        The operations of the subaccounts form a part of, and are taxed with, the operations of Pruco Life. Under the Internal Revenue Code, all ordinary income and capital gains allocated to the Contract owners are not taxed to Pruco Life. As a result, the net asset values of the subaccounts are not affected by federal income taxes on distributions received by the subaccounts.

NOTE   5: NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM SURPLUS TRANSFERS

        The increase (decrease) in net assets resulting from surplus transfers represents the net contributions (withdrawals) of Pruco Life to the Account.

                                      A15

                          INDEPENDENT AUDITORS' REPORT

To the Contract Owners of
Pruco Life Variable Appreciable
Account and the Board of Directors
of Pruco Life Insurance Company
Newark, New Jersey

We have audited the accompanying statements of net assets of Pruco Life Variable Appreciable Account of Pruco Life Insurance Company (comprising, respectively, the Money Market, Diversified Bond, Equity, Flexible Managed, Conservative Balanced, High Yield Bond, Stock Index, Equity Income, Global and Prudential Jennison) as of December 31, 1995, the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the Pruco Life Variable Appreciable Account as of December 31, 1995, the results of their operations, and the changes in their net assets for the respective stated periods in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Parsippany, New Jersey

February 15, 1996

                                       A16

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        STATEMENTS OF FINANCIAL POSITION

                                (Statutory Basis)



                                                                   (Unaudited)
                                                               September 30, 1996   December 31, 1995
                                                               ------------------   -----------------
                                                                          (000's)
ASSETS
  Fixed maturities (Market $2,519,991 and $2,598,439) ........     $2,507,810           $2,510,783
  Equity securities (cost $ 3,596 and $ 5,317) ...............          5,072                4,009
  Mortgage loans .............................................         54,524               64,464
  Investment real estate .....................................             --                4,059
  Policy loans ...............................................        620,841              569,273
  Other long term investments ................................          4,635                4,159
  Short term investments .....................................        275,112              228,016
                                                                   ----------           ----------
               Total Investments .............................      3,467,994            3,384,763

                                                                   ----------           ----------
  Cash .......................................................         57,953               41,435
  Accrued investment income ..................................         59,724               59,862
  Premiums due and deferred ..................................         20,015               19,521
  Receivable from affiliates .................................          8,756                8,275
  Federal income taxes - from affiliates .....................             --                8,875
  Other Assets ...............................................          9,358                9,436
  Assets held in Separate Accounts ...........................      4,855,024            4,285,269
                                                                   ----------           ----------
TOTAL ASSETS .................................................     $8,478,824           $7,817,436
                                                                   ==========           ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Policy liabilities and insurance reserves:
    Future policy benefits and claims ........................     $2,625,000            $2,606,856
    Other policy claims and benefits .........................         15,188                13,822
    Interest maintenance reserve (IMR) .......................         27,243                27,282
  Payable to affiliates ......................................         47,124                41,584
  Federal income taxes - to affiliates .......................         13,912                    --
  Other liabilities ..........................................         48,100                52,865
  Asset valuation reserve (AVR) ..............................         39,909                37,268
  Liabilities related to Separate Accounts ...................      4,763,220             4,208,737
                                                                   ----------            ----------
Total Liabilities ............................................      7,579,696             6,988,414
                                                                   ----------            ----------
STOCKHOLDERS' EQUITY
  Common Stock, $10 par value; authorized,
    1,000,000 shares; issued & outstanding
    250,000 shares ...........................................          2,500                 2,500
  Paid in capital ............................................        439,582               439,582
  Unassigned surplus .........................................        457,046               386,940
                                                                   ----------            ----------
TOTAL STOCKHOLDERS' EQUITY ...................................        899,128               829,022
                                                                   ----------            ----------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY .......................................     $8,478,824            $7,817,436
                                                                   ==========            ==========


               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      STATEMENTS OF OPERATIONS (UNAUDITED)

                                (Statutory Basis)


                                                       Nine Months Ended             Three Months Ended
                                                         September 30,                  September 30,
                                                       1996         1995              1996         1995
                                                     --------     --------          --------     --------
                                                                            (000's)
REVENUE
  Premiums and annuity considerations ...........    $670,930     $431,428          $247,566     $157,336
  Net investment income .........................     185,029      188,646            60,092       62,977
  Net realized investment gains/(losses) ........       3,019        3,470             1,439        4,661
  Other income ..................................      15,099       32,100             7,292        4,797
                                                     --------     --------          --------     --------
TOTAL REVENUE ...................................     874,077      655,644           316,389      229,771
                                                     --------     --------          --------     --------

BENEFITS AND EXPENSES
  Current and future benefits and claims ........     639,682      385,932           237,558      133,706
  Commission expenses ...........................      25,642       19,160            10,091        6,651
  General, administrative and other expenses ....      77,852       87,898            23,741       28,699
                                                     --------     --------          --------     --------
TOTAL BENEFITS AND EXPENSES .....................     743,176      492,990           271,390      169,056
                                                     --------     --------          --------     --------
  Income before income tax provision ............     130,901      162,654            44,999       60,715
  Income tax provision ..........................      60,887       54,142            24,374       21,226
                                                     --------     --------          --------     --------
NET INCOME ......................................    $ 70,014     $108,512          $ 20,625     $ 39,489
                                                     ========     ========          ========     ========




               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS

                                   (Unaudited)
                                (Statutory Basis)


                                                                               Nine Months Ended
                                                                                 September 30,
                                                                             1996              1995
                                                                          -----------      -----------
                                                                                    (000's)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .........................................................      $    70,014      $   108,512
  Adjustments to reconcile net income to net cash flows from
    operating activities ...........................................          (28,601)        (232,588)
                                                                          -----------      -----------
  CASH FLOWS FROM OPERATING ACTIVITIES .............................           41,413         (124,076)
                                                                          -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale/maturity of:
    Fixed maturities ...............................................        3,192,970        1,521,429
    Equity securities ..............................................            3,498            4,236
    Mortgage loans .................................................            9,940            7,104
    Other long term investments ....................................               21              193
    Investment real estate .........................................            4,829            2,925
  Payments for the purchase of:
    Fixed maturities ...............................................       (3,185,012)      (1,380,346)
    Equity securities ..............................................           (3,207)          (3,947)
    Mortgage loans .................................................             --               --
    Other long term investments ....................................             (497)            (626)
    Investment real estate .........................................             (341)            --
    Net proceeds/(payments) of short term investments ..............          (47,096)         (17,533)
                                                                          -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES ...............................          (24,895)         133,435
  Net increase/(decrease) in Cash ..................................           16,518            9,359
  Cash, beginning of period ........................................           41,435           27,780
                                                                          -----------      -----------
CASH, END OF PERIOD ................................................      $    57,953      $    37,139
                                                                          ===========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid in lieu of income taxes ................................      $    45,044      $    29,896
                                                                          ===========      ===========



               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
          For The Periods Ended September 30, 1996 and 1995 (Unaudited)

                                (Statutory Basis)

1.   General

     Pruco Life Insurance Company consists of Pruco Life Insurance Company (Pruco Life), Pruco Life Insurance Company of New Jersey and The Prudential Life Insurance Company of Arizona (collectively, the Company). Pruco Life is a wholly owned subsidiary of The Prudential Insurance Company of America (Prudential), a mutual life insurance company. The accompanying unaudited financial statements have been prepared in accordance with the statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the respective domiciliary state insurance departments.

     Certain financial information which is normally included in financial statements, prepared in accordance with statutory accounting practices, but which is not required for interim reporting purposes, has been omitted. The financial statements for the nine months ended September 30, 1996 and 1995 include all adjustments (consisting of only normal recurring accruals) which, in the opinion of management, are necessary for fair presentation of results for that interim period. The results for the nine months ended September 30, 1996 and 1995, are not necessarily indicative of the results for a full year. These statements should be read in conjunction with the consolidated financial statements and notes thereto included on Form 10-K for the fiscal year ended December 31,1995

2.   Related Party

     Several actions have been brought against the Company on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by Prudential, the Company and agents appointed be Prudential and the Company. Prudential has agreed to indemnify the Company for any and all losses resulting from such litigation.

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        STATEMENTS OF FINANCIAL POSITION

                                   (UNAUDITED)
                                  (GAAP BASIS)

                                         September 30, 1996    December 31, 1995
                                         ------------------    -----------------
                                                      (000's)
ASSETS
  Fixed maturities
    Held to maturity ......................  $  423,250           $  437,727
    Available for sale ....................   2,096,741            2,144,854
  Mortgage loans ..........................      54,524               64,464
  Policy loans ............................     620,842              569,273
  Equity securities .......................       5,072                4,036
  Investment real estate ..................          --                4,059
  Other long term investments .............       4,635                4,159
  Short term investments ..................     275,112              228,016
                                             ----------           ----------
    Total Invested Assets .................   3,480,176            3,456,588
                                             ----------           ----------
  Cash ....................................      57,953               41,435
  Deferred policy acquisition costs .......     617,464              566,976
  Premiums due ............................       7,954                6,367
  Accrued investment income ...............      59,724               59,862
  Receivable from affiliates ..............       8,756                8,275
  Other assets ............................      12,617               12,578
  Federal income tax receivable ...........          --                6,375
  Reinsurance recoverable on paid losses ..      27,914               27,914
  Assets held in Separate Accounts ........   4,855,024            4,285,268
                                             ----------           ----------
TOTAL ASSETS ..............................  $9,127,582           $8,471,638
                                             ==========           ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Future policy benefits and claims .......  $2,717,289           $2,705,708
  Other policy claims and benefits ........      15,188               13,822
  Other liabilities .......................      29,016               37,387
  Federal income tax payable ..............      16,412                   --
  Deferred federal income tax payable .....     130,255              138,123
  Payable to affiliate ....................      47,124               41,584
  Separate Account liabilities ............   4,805,282            4,263,896
                                             ----------           ----------
TOTAL LIABILITIES .........................   7,760,566            7,200,520
                                             ----------           ----------
CONTINGENCIES--NOTE 11
STOCKHOLDERS' EQUITY
  Common Stock, $10 par value; authorized,
    1,000,000 shares; issued & outstanding
    250,000 shares ........................       2,500                2,500
  Paid in capital .........................     439,582              439,582
  Unrealized gains (net of tax of $1,811
    & $17,078) ............................       7,860               33,342
  Unassigned equity .......................     917,074              795,694
                                             ----------           ----------
TOTAL STOCKHOLDERS' EQUITY ................   1,367,016            1,271,118
                                             ----------           ----------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY ..................................  $9,127,582           $8,471,638
                                             ==========           ==========
------------
(1) The unaudited financial information for the periods ending September 30, 1996 and December 31, 1995 have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") as set forth in the Financial Accounting Standards Board's Interpretation No. 4, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises." Interpretation No. 40 changes the current practice of the Company with respect to utilizing statutory basis financial statements for general purposes in that it would not allow such financial statements to be referred to as having been prepared in accordance with GAAP pronouncements, unless specifically exempted.

               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS

                                   (UNAUDITED)
                                  (GAAP BASIS)

                                                        Nine Months Ended     Three Months Ended
                                                          September 30,         September 30,
                                                       -------------------    -------------------
                                                         1996       1995        1996       1995
                                                       --------   --------    --------   --------
                                                                         (000's)
REVENUE
Premiums ............................................  $ 35,318   $ 30,817    $ 11,021   $  3,663
Net investment income ...............................   180,756    185,790      58,552     61,438
Realized capital gains/(losses) .....................     7,252      8,393       2,329      8,002
Policy fee income ...................................   229,515    242,964      72,894     88,675
Other income ........................................    15,099     32,100       7,292      4,797
                                                       --------   --------    --------   --------
TOTAL REVENUE .......................................   467,940    500,064     152,088    166,575
                                                       --------   --------    --------   --------
BENEFITS AND EXPENSES
Interest credited to policyholders' account
  balances ..........................................    92,627     97,731      31,719     32,285
Policyholders' benefits .............................   115,895    119,587      38,669     38,899
Other operating costs and expenses ..................    72,680    107,867      (2,294)    39,135
                                                       --------   --------    --------   --------
TOTAL BENEFITS AND EXPENSES .........................   281,202    325,185      68,094    110,319
                                                       --------   --------    --------   --------
Income before income tax provision ..................   186,738    174,879      83,994     56,256
Income tax provision
   Current ..........................................    57,959     55,610      30,478     21,077
   Deferred .........................................     7,399      5,597      (1,081)    (3,264)
                                                       --------   --------    --------   --------
NET INCOME                                             $121,380   $113,672    $ 54,597   $ 38,443
                                                       ========   ========    ========   ========

------------
(1) The unaudited financial information for the periods ending September 30, 1996 and December 31, 1995 have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") as set forth in the Financial Accounting Standards Board's Interpretation No. 4, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises." Interpretation No. 40 changes the current practice of the Company with respect to utilizing statutory basis financial statements for general purposes in that it would not allow such financial statements to be referred to as having been prepared in accordance with GAAP pronouncements, unless specifically exempted.

               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                   (UNAUDITED)
                                  (GAAP BASIS)


                                             Nine Months       Twelve Months
                                                Ended              Ended
                                             September 30,     December 31,
                                                 1996              1995
                                             -------------     -------------
                                                       (000's)
COMMON STOCK
Balance, beginning of period ..............   $    2,500         $    2,500
Issued during period ......................           --                 --
                                              ----------         ----------
Balance, end of period ....................        2,500              2,500
                                              ----------         ----------
PAID IN CAPITAL
Balance, beginning of period ..............      439,582            439,582
Paid in during period .....................           --                 --
                                              ----------         ----------
Balance, end of period ....................      439,582            439,582
                                              ----------         ----------
UNASSIGNED EQUITY
Balance, beginning of period ..............      795,694            641,282
Net income ................................      121,380            154,412
                                              ----------         ----------
Balance, end of period ....................      917,074            795,694
                                              ----------         ----------
UNREALIZED CAPITAL GAINS
Balance, beginning of period ..............       33,342                 --
Net change in unrealized gains/(losses) ...      (35,899)            46,422
Other adjustments (a) .....................       10,417            (13,080)
                                              ----------         ----------
Balance, end of period ....................        7,860             33,342
                                              ----------         ----------
TOTAL STOCKHOLDERS' EQUITY ................   $1,367,016         $1,271,118
                                              ==========         ==========
------------
(1) The unaudited financial information for the periods ending September 30, 1996 and December 31, 1995 have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") as set forth in the Financial Accounting Standards Board's Interpretation No. 4, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises." Interpretation No. 40 changes the current practice of the Company with respect to utilizing statutory basis financial statements for general purposes in that it would not allow such financial statements to be referred to as having been prepared in accordance with GAAP pronouncements, unless specifically exempted.

(a) Other adjustments consist of deferred policy acquisition costs and related deferred income taxes.



               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)
                                  (GAAP BASIS)

                                                         Nine Months Ended
                                                            September 30,
                                                      -------------------------
                                                         1996           1995
                                                      ----------     ----------
                                                               (000's)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income .......................................  $  121,380     $  113,672
  Adjustments to reconcile net income to
    net cash flows from operating activities .......    (138,194)      (191,343)
                                                      ----------     ----------
  CASH FLOWS FROM OPERATING ACTIVITIES .............     (16,814)       (77,671)
                                                      ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale/maturity of:
    Fixed maturities ...............................   3,193,909      1,523,310
    Equity securities ..............................       3,498          4,236
    Mortgage loans .................................       9,940          7,104
    Other long term investments ....................          21            193
    Investment real estate .........................       4,829          2,925
    Other ..........................................      59,266        (44,320)
  Payments for the purchase of:
    Fixed maturities ...............................  (3,185,012)    (1,380,346)
    Equity securities ..............................      (4,560)        (7,914)
    Mortgage loans .................................          --             --
    Other long term investments ....................        (497)          (626)
    Investment real estate .........................        (341)            --
  Net proceeds/(payments) of short
    term investments ...............................     (47,721)       (17,532)
                                                      ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES ...............      33,332         87,030
                                                      ----------     ----------
  Net increase/(decrease) in Cash ..................      16,518          9,359
  Cash, beginning of period ........................      41,435         27,780
                                                      ----------     ----------
CASH, END OF PERIOD ................................  $   57,953     $   37,139
                                                      ==========     ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid in lieu of income taxes ................  $   45,044     $       --
                                                      ==========     ==========
------------
(1) The unaudited financial information for the periods ending September 30, 1996 and December 31, 1995 have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") as set forth in the Financial Accounting Standards Board's Interpretation No. 4, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises." Interpretation No. 40 changes the current practice of the Company with respect to utilizing statutory basis financial statements for general purposes in that it would not allow such financial statements to be referred to as having been prepared in accordance with GAAP pronouncements, unless specifically exempted.


               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                   (UNAUDITED)
                                  (GAAP BASIS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPLES

   A. PRINCIPLES OF CONSOLIDATION

      The accompanying consolidated financial statements include the accounts of Pruco Life Insurance Company (Pruco Life), a stock life insurance company, and its subsidiaries (collectively, the Company). Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a mutual life insurance company. The Company markets individual life insurance and single pay deferred annuities primarily through Prudential's sales force. All significant intercompany balances and transactions have been eliminated in consolidation.

   B. BASIS OF PRESENTATION

      The Financial Accounting Standards Board (FASB) issued Interpretation No. 40 "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises," as amended by Statement of Financial Accounting Standards (SFAS) No. 120 "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts", effective for fiscal years beginning after December 15, 1995.

      Interpretation No. 40 changed the practice of mutual life insurance companies with respect to utilizing statutory basis financial statements for general purposes in that such financial statements are no longer allowed to be referred to as having been prepared in accordance with Generally Accepted Accounting Principles (GAAP). As a result of Interpretation No. 40, the Company has prepared the 1996 consolidated financial statements in accordance with all applicable GAAP pronouncements. The Company has restated the 1995 and 1994 consolidated financial statements in accordance with GAAP. These financial statements were previously prepared based on statutory accounting practices prescribed or permitted by regulatory authorities in the domiciliary states. See Note 9 for the Company's statutory net income and surplus determined in accordance with accounting practices prescribed or permitted by regulatory authorities in domiciliary states.

   C. INVESTMENTS

      FIXED MATURITIES--Securities held to maturity are those that the Company has the positive intent and ability to hold to maturity and are principally reported at amortized cost. Amortized cost is adjusted to estimated fair value for impairments which are deemed to be other than temporary.

      Where the Company may not have the positive intent to hold fixed maturities until maturity, the securities are classified as "Available for Sale." These securities are reported at market value based principally on their quoted market prices. The associated unrealized gains and losses, net of income taxes and deferred policy acquisition costs, are included as a component of equity or if deemed to be other than temporary, are included as a realized loss.

      EQUITY SECURITIES consist primarily of common and preferred stocks. Marketable equity securities are classified as "Available for Sale" and are reported at market value based principally on their quoted market prices. Non-marketable equity securities are reported at historical cost adjusted for other than temporary impairments. The associated unrealized gains and losses are included as a component of equity. $4.0 million and $3.6 million of joint venture equity securities are included in "Other Long Term Investments" as of September 30, 1996 and December 31, 1995, respectively.

      MORTGAGE LOANS AND POLICY LOANS are stated primarily at unpaid principal balances, net of unamortized discounts and valuation allowances for impaired loans. Impaired loans are those for which management believes that they will be unable to collect all amounts due according to the contractual terms of the loan agreement. A valuation allowance is recorded for the difference between the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral, and the carrying value of the loan. Interest income on non-impaired loans is recognized as net investment income earned.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
            PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES (Continued)

                                   (UNAUDITED)
                                  (GAAP BASIS)

      INVESTMENT REAL ESTATE was acquired through foreclosure during 1994. This property was valued at its fair value at the time of foreclosure. Fair value is considered to be the amount that could reasonably be expected in a current transaction between willing parties, other than in forced or liquidation sale. Depreciation on this property for the period ended September 30, 1996 and the year ended December 31, 1995 was $164 thousand and $106 thousand, respectively. As of September 30, 1996 the Company had no investment real estate holdings. The last property was sold during the third quarter of 1996.

      OTHER LONG TERM INVESTMENTS, which consist of limited partnerships, are valued at the aggregate net equity in the partnerships. Certain investments in this category were non-income producing at September 30, 1996 and December 31, 1995. These investments were $244 thousand at September 30, 1996 and $316 thousand at December 31, 1995.

      Partnership and joint venture interests in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting. $4.6 million and $4.1 million of non real estate related interests are included in other long term investments, as of September 30, 1996 and December 31, 1995, respectively. The Company's share of net income from such entities was $1.2 million and $0.5 million for the periods ended September 30, 1996 and 1995, respectively and is reported in investment income.

   D. OTHER ASSETS

      Property and equipment is carried at cost less accumulated depreciation. When applicable, cost includes interest and real estate taxes incurred during construction as well as other construction related costs. Depreciation is calculated primarily on the straight line method based on the estimated useful lives of the assets. Accumulated depreciation was $2.3 million and $2.0 million as of September 30, 1996 and December 31, 1995, respectively.

   E. REVENUE RECOGNITION AND RELATED EXPENSES

      UNIVERSAL LIFE AND INVESTMENT-TYPE CONTRACTS. Universal life contracts are long duration life insurance contracts that involve significant mortality and morbidity risk with both fixed and guaranteed terms. Investment contracts are long duration contracts that do not subject the insurance enterprise to risks arising from contractholder mortality or morbidity. Amounts received as payments for these contracts are reported as deposits to contractholders' account balances. Revenues from these contracts consist primarily of amounts assessed during the period against contractholders' account balances for mortality charges, policy administration and surrender charges. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related contractholders' account balances.

   F. DEFERRED POLICY ACQUISITION COSTS

      Acquisition costs consist of commissions and other costs which vary with and are primarily related to the production or acquisition of new business. Acquisition costs related to universal life products and investment-type contracts are deferred and amortized in proportion to total estimated gross profits arising principally from investment results, mortality, expense margins and surrender charges based on historical and anticipated future experience. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. The effect on the deferred policy acquisition asset that would result from realization of unrealized gains/(losses) is recognized with an offset to unrealized gains/(losses) in consolidated stockholders' equity as of the balance sheet date.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
            PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES (Continued)

                                   (UNAUDITED)
                                  (GAAP BASIS)


   G. FUTURE POLICY BENEFITS AND CONTRACTHOLDERS' FUNDS

      Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

      Benefit liabilities for annuities during the accumulation period are equal to the accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments.

      Interest crediting rates on these life insurance products range from 3.35% to 7%.

      When liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide expected future policy benefits and expenses, unrecoverable deferred policy acquisition costs are written off and thereafter, if required, a premium deficiency reserve is established as a charge to earnings.

   H. SEPARATE ACCOUNTS

      Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life Modified Guaranteed Annuity Account. The Pruco Life Modified Guaranteed Annuity Account is a non-unitized separate account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life Modified Guaranteed Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain or loss is borne, in total, by the Company. Assets are carried at market value. Deposits to all Separate Accounts are reported as increases in Separate Account liabilities. Charges assessed against contractholders' account balances for mortality, policy administration and surrender charges are included in revenues. Mortality and expense risk charges applied against net assets represent contractholder funds and are also a component of revenue. The assets are legally segregated and are not subject to claims that arise out of any other business of the Company.

   I. ESTIMATES

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
            PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES (Continued)

                                  (UNAUDITED)
                                  (GAAP BASIS)


   2. FIXED MATURITIES AND EQUITY SECURITIES

      Gross unrealized gains and losses for securities classified as Held to Maturity and Available for Sale, by major security type, are as follows:

                                                                             For The Period Ended
                                                                             September 30,  1996
                                                             ----------------------------------------------------
                                                                             Gross          Gross
                                                             Amortized     Unrealized     Unrealized     Fair
                                                               Cost          Gains          Losses       Value
                                                             ----------    ----------     ----------   ----------
                                                                                    (000's)
        HELD TO MATURITY
          U.S. Treasury securities and obligations of
            U.S. government corporations and agencies ....   $       --     $    --         $   --     $       --
          Foreign government bonds .......................           --          --             --             --
          Corporate securities ...........................      423,250       8,433          1,319        430,364
          Mortgage-backed securities .....................           --          --             --             --
          Other fixed maturities .........................           --          --             --             --
                                                             ----------     -------         ------     ----------
            Total ........................................   $  423,250     $ 8,433         $1,319     $  430,364
                                                             ==========     =======         ======     ==========

                                                                             For The Period Ended
                                                                             September 30,  1996
                                                             ----------------------------------------------------
                                                                             Gross          Gross
                                                             Amortized     Unrealized     Unrealized     Fair
                                                               Cost          Gains          Losses       Value
                                                             ----------    ----------     ----------   ----------
                                                                                    (000's)
        AVAILABLE FOR SALE
          U.S. Treasury securities and obligations of
            U.S. government corporations and agencies ....   $   81,841     $   178         $   43     $   81,976
          Foreign government bonds .......................       83,524         346            498         83,372
          Corporate securities ...........................    1,919,375      20,528          9,040      1,930,863
          Mortgage-backed securities .....................          517          13             --            530
          Other fixed maturities .........................           --          --             --             --
                                                             ----------     -------         ------     ----------
            Total ........................................   $2,085,257     $21,065         $9,581     $2,096,741
                                                             ==========     =======         ======     ==========


                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
            PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES (Continued)

                                  (UNAUDITED)
                                  (GAAP BASIS)

                                                                        For the Year Ended
                                                                        December 31,  1995
                                                       -------------------------------------------------------
                                                                        Gross          Gross
                                                       Amortized      Unrealized     Unrealized       Fair
                                                          Cost          Gains          Losses         Value
                                                       ----------     ----------     ----------     ----------
                                                                              (000's)

HELD TO MATURITY
  U.S. Treasury securities and obligations of
    U.S. government corporations and agencies .....    $     --       $     --       $     --       $     --
  Foreign government bonds ........................          --             --             --             --
  Corporate securities ............................       437,727         18,629          1,805        454,551
  Mortgage-backed securities ......................          --             --             --             --
  Other fixed maturities ..........................          --             --             --             --
                                                       ----------     ----------     ----------     ----------
    Total .........................................    $  437,727     $   18,629     $    1,805     $  454,551
                                                       ==========     ==========     ==========     ==========


                                                                        For the Year Ended
                                                                        December 31,  1995
                                                       -------------------------------------------------------
                                                                        Gross          Gross
                                                       Amortized      Unrealized     Unrealized       Fair
                                                          Cost          Gains          Losses         Value
                                                       ----------     ----------     ----------     ----------
                                                                              (000's)
AVAILABLE FOR SALE
  U.S. Treasury securities and obligations of
    U.S. government corporations and agencies .....    $  324,854     $    6,830     $       61     $  331,623
  Foreign government bonds ........................        73,042          3,055           --           76,097
  Corporate securities ............................     1,506,934         54,859          2,168      1,559,625
  Mortgage-backed securities ......................       169,190          8,717            398        177,509
  Other fixed maturities ..........................          --             --             --             --
                                                       ----------     ----------     ----------     ----------
    Total .........................................    $2,074,020     $   73,461     $    2,627     $2,144,854
                                                       ==========     ==========     ==========     ==========

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
            PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES (Continued)

                                  (UNAUDITED)
                                  (GAAP BASIS)

The amortized cost and estimated fair value of fixed maturities at September 30, 1996 and December 31, 1995, categorized by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may prepay obligations with or without call or prepayment penalties. Fixed maturities not due at a single maturity date have been included in the table.

                                                       As Of September 30, 1996
                                                     ---------------------------
                                                                       Estimated
                                                      Amortized          Fair
                                                        Cost             Value
                                                     ----------       ----------
                                                               (000's)
HELD TO MATURITY
  Due in one year or less .......................    $   32,561       $   32,768
  Due after one year through five years .........       177,491          179,177
  Due after five years through ten years ........       183,238          188,600
  Due after ten years ...........................        29,960           29,818
  Mortgage-backed securities ....................          --               --
                                                     ----------       ----------
    Total .......................................    $  423,250       $  430,364
                                                     ==========       ==========

                                                       As Of September 30, 1996
                                                     ---------------------------
                                                                       Estimated
                                                      Amortized          Fair
                                                        Cost             Value
                                                     ----------       ----------
                                                               (000's)
AVAILABLE FOR SALE
  Due in one year or less .......................    $  107,594       $  108,914
  Due after one year through five years .........     1,553,606        1,560,357
  Due after five years through ten years ........       328,896          331,740
  Due after ten years ...........................        94,644           95,200
  Mortgage-backed securities ....................           517              530
                                                     ----------       ----------
    Total .......................................    $2,085,257       $2,096,741
                                                     ==========       ==========

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
            PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES (Continued)

                                  (UNAUDITED)
                                  (GAAP BASIS)

                                                      As of December 31, 1995
                                                     ---------------------------
                                                                       Estimated
                                                      Amortized          Fair
                                                        Cost             Value
                                                     ----------       ----------
                                                               (000's)
HELD TO MATURITY
  Due in one year or less ......................     $   25,982       $   26,325
  Due after one year through five years ........        184,288          189,354
  Due after five years through ten years .......        194,543          206,331
  Due after ten years ..........................         32,914           32,541
  Mortgage-backed securities ...................           --               --
                                                     ----------       ----------
    Total ......................................     $  437,727       $  454,551
                                                     ==========       ==========

                                                      As of December 31, 1995
                                                     ---------------------------
                                                                       Estimated
                                                      Amortized          Fair
                                                        Cost             Value
                                                     ----------       ----------
                                                               (000's)
AVAILABLE FOR SALE
  Due in one year or less ......................     $  135,710       $  137,304
  Due after one year through five years ........      1,316,881        1,360,878
  Due after five years through ten years .......        335,302          349,961
  Due after ten years ..........................        116,937          119,202
  Mortgage-backed securities ...................        169,190          177,509
                                                     ----------       ----------
    Total ......................................     $2,074,020       $2,144,854
                                                     ==========       ==========


Proceeds from the sale/maturity of fixed maturities during the period ended September 30, 1996 and the year ended December 31, 1995 were $3.2 billion and $2.0 billion, respectively. Gross gains of $23.3 million and $28.9 million and gross losses of $16.8 million and $17.3 million were realized on those sales during the period ended September 30, 1996 and the year ended December 31, 1995, respectively.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
            PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES (Continued)

                                  (UNAUDITED)
                                  (GAAP BASIS)

3.  NET INVESTMENT INCOME

                                                Nine Months Ended       Three Months Ended
                                                  September 30,            September 30,
                                               --------------------    ---------------------
                                                 1996        1995        1996         1995
                                               --------    --------    ---------    --------
                                                     (000's)                 (000's)
Net investment income consisted of:
  Gross investment income
    Fixed maturities .....................    $138,564     $147,217     $ 46,605     $ 48,385
    Equity securities ....................          44           96           44          128
    Mortgage loans .......................       4,321        6,164        2,008        1,605
    Investment real estate ...............         613          437          125          124
    Policy loans .........................      24,694       21,701        8,734        7,520
    Short term investments ...............      11,272        9,208        2,678        3,455
    Other ................................       6,486        4,689        1,738        1,424
                                              --------     --------     --------     --------
                                               185,994      189,512       61,932       62,641
  Investment expenses ....................       5,238        3,722        3,380        1,203
                                              --------     --------     --------     --------
  Net investment income ..................    $180,756     $185,790     $ 58,552     $ 61,438
                                              ========     ========     ========     ========


4.  INVESTMENT GAINS/(LOSSES)

                                                      Nine Months Ended        Three Months Ended
                                                        September 30,             September 30,
                                                     --------------------      -------------------
                                                       1996        1995          1996       1995
                                                     --------    --------      -------    --------
                                                            (000's)                 (000's)
Realized gains/(losses)
  Fixed maturities .......................           $  6,157     $ 6,700      $ 1,214      $ 6,328
  Equity securities ......................                589       1,752          629        1,682
  Mortgage loans .........................                --          --           --           --
  Investment real estate .................                487         (69)         487         --
  Other ..................................                 19          10           (1)          (8)
                                                     --------     -------      -------      -------
  Realized investment gains/(losses) .....           $  7,252     $ 8,393      $ 2,329      $ 8,002
                                                     ========     =======      =======      =======

                                                      Nine Months Ended        Three Months Ended
                                                        September 30,             September 30,
                                                     --------------------      -------------------
                                                       1996        1995         1996        1995
                                                     --------    --------      -------    --------
                                                           (000's)                 (000's)
Unrealized gains/(losses)
  Fixed maturities - Available for sale ........     $(56,749)   $ 45,320      $   304    $ (7,364)
  Equity securities ............................          (27)          9          --          (44)
                                                     --------    --------      -------    --------
                                                      (56,776)     45,329          304      (7,408)
                                                     --------    --------      -------    --------
Other adjustments (a) ..........................       16,026     (30,888)        (368)    (16,328)
Federal income tax provision/(benefit) .........       15,268      (2,636)        (723)      9,270
                                                     --------    --------      -------    --------
Net change in unrealized gains/(losses) ........      (25,482)     11,805         (787)    (14,466)
Net unrealized gains/(losses), beg of period ...       33,342         --           --          --
                                                     --------    --------      -------    --------
Net unrealized gains/(losses) ..................     $  7,860    $ 11,805      $  (787)   $(14,466)
                                                     ========    ========      =======    ========


(a) Other adjustments consist of deferred policy acquisition costs.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
            PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES (Continued)

                                  (UNAUDITED)
                                  (GAAP BASIS)

5.   MORTGAGE LOANS

     Mortgage loans at September 30, 1996 and December 31, 1995 are as follows:


                                           September 30,      December 31,
                                              1996               1995
                                           -------------      ------------
                                                      (000's)
     Commercial loans ..................      $51,482            $59,659
     Agricultural loans ................        3,042              4,805
                                              -------            -------
     Total mortgage loans ..............      $54,524            $64,464
                                              =======            =======

6.   FAIR VALUE INFORMATION

     The fair value amounts have been determined by the Company using available information and reasonable valuation methodologies for only those accounts for which fair value disclosures are required. Considerable judgment is applied, as necessary, in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values.

     The following methods and assumptions were used in calculating the fair values.

     FIXED MATURITIES - Fair values for fixed maturities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve adjusted for the type of issue, its current quality and its remaining average life. The fair value of certain non-performing private placement securities is based on amounts provided by state regulatory authorities.

     EQUITY SECURITIES - Fair value is based on quoted market prices, where available, or prices provided by state regulatory authorities.

     MORTGAGE LOANS - The fair value of the commercial mortgage and agricultural loan portfolio is primarily based upon the present value of the scheduled cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage. For certain non-performing and other loans, fair value is based upon the value of the underlying collateral.

     POLICY LOANS - The estimated fair value is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayments.

     INVESTMENT-TYPE INSURANCE CONTRACT LIABILITIES - Fair values for the Company's investment-type insurance contract liabilities are estimated using a discounted cash flow model, based on interest rates currently being offered for similar contracts.

7.   INSURANCE

     The benefit reserve liabilities for single premium universal life contracts and investment-type contracts such as deferred annuities are the contractholders' funds.

     The benefit reserve liabilities for payout annuities such as matured deferred annuities and supplementary contracts are the present values of estimated future benefits payments and related expenses. Present values for these contracts are computed using interest rates ranging from 6.5% to 11%. The mortality assumption for these contracts is the 83 IAM tables. Reserves for supplementary benefits are stated at interest rates that vary from 4% to 6.5% using mortality and morbidity assumptions either from company experience or various actuarial tables.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
            PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES (Continued)

                                  (UNAUDITED)
                                  (GAAP BASIS)

8.   INCOME TAXES

     The Company is a member of a group of affiliated companies which join in filing a consolidated federal tax return. Pursuant to a tax allocation agreement, current tax liabilities are determined for individual companies based upon their separate return basis taxable income. Members with a loss for tax purposes recognize a current benefit in proportion to the amount of their losses utilized in computing consolidated taxable income.

     The Company has not established a valuation allowance for its deferred tax assets. Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax asset.

     Net unrealized gains and losses are presented in equity net of deferred taxes. The tax provision attributable to these items amounted to $1,811 thousand and $17,078 thousand at September 30, 1996 and December 31, 1995, respectively.

     The Internal Revenue Service (the "Service") has conducted examinations of the federal income tax returns of the Company through 1992. Discussions are being held with the Service with respect to proposed adjustments. However, management believes there are adequate defenses against, or sufficient reserves to provide for, such challenges.

     The components of the income tax provisions are as follows:

                                     Nine Months Ended      Nine Months Ended
                                       September 30,           September 30,
                                          1996                     1995
                                     ------------------    -------------------
                                                      (000's)
     Current U.S. income tax .......       $57,959               $55,610
     Deferred U.S. income tax ......         7,399                 5,597
                                           -------               -------
     Total income taxes ............       $65,358               $61,607
                                           =======               =======

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below.

                                                September 30,      December 31,
                                                   1996               1995
                                                -------------      ------------
                                                           (000's)
     DEFERRED TAX ASSETS
       Insurance reserves ...................      $ 40,334          $ 42,601
       Other ................................         1,932                 -
                                                   --------          --------
       Total deferred tax assets ............      $ 42,226          $ 42,601
                                                   ========          ========

     DEFERRED TAX LIABILITIES
       Deferred acquisition costs ...........      $166,285          $153,526
       Net capital gains ....................         6,235            27,102
       Other ................................           --                 96
                                                   --------          --------
       Total deferred tax liabilities .......      $172,521          $180,724
                                                   --------          --------
     Net deferred liability .................      $130,255          $138,123
                                                   ========          ========


     The differences between the U.S. statutory federal income tax and the effective income tax as reflected in the accompanying statement of income are:

                                      Nine Months Ended      Nine Months Ended
                                        September 30,          September 30,
                                            1996                  1995
                                      -----------------      -----------------
                                                       (000's)
     Tax at statutory rate .........       $65,358               $61,208
     True-up .......................           --                    --
     Other items, net ..............           --                     (1)
                                           -------               -------
     Total tax provision ...........       $65,358               $61,207
                                           =======               =======

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
            PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES (Continued)

                                  (UNAUDITED)
                                  (GAAP BASIS)

9.   STOCKHOLDERS' EQUITY

     The amounts of statutory net income for the periods ended, and surplus as of September 30, 1996 and 1995 were as follows:

                                     Nine Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                           1996                   1995
                                     ------------------     -----------------
                                                      (000's)
        Net income .............          $ 69,875               $108,091


                                             As of                 As of
                                        September 30,          December 31,
                                             1996                 1995
                                        -------------          ------------
                                                      (000's)
        Surplus ................          $899,128               $829,021


10. RELATED PARTY TRANSACTIONS

A. SERVICE AGREEMENTS

The Company, Prudential, Pruco Life of New Jersey and Pruco Securities Corporation, an indirect wholly-owned subsidiary of Prudential, operate under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided. The net cost of these services allocated to the Company were $72.7 million as of September 30, 1996 and $98 million for the year ended December 31, 1995.

B. PENSION PLANS

The Company is a wholly-owned subsidiary of Prudential which sponsors several defined benefit pension plans that cover substantially all of its employees. Benefits are generally based on career average earnings and credited length of service. Prudential's funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service contribution guidelines.

No pension expense for contributions to the plan was allocated to the Company in 1996 or 1995 because the plan was subject to the full funding limitation under the Internal Revenue Code.

C. POSTRETIREMENT LIFE AND HEALTH BENEFITS

Prudential also sponsors certain life insurance and health care benefits for its retired employees. Substantially all employees may become eligible to receive a benefit if they retire after age 55 with at least 10 years of service. Prudential elected to amortize its obligation over twenty years. A provision for contributions to the postretirement fund is included in the net cost of services allocated to the Company discussed above for the period ended September 30, 1996 and the year ended December 31, 1995.

D. REINSURANCE

The Company currently has three reinsurance agreements in place with Prudential (the reinsurer). Specifically: reinsurance Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides reinsurance equal to 100% of all payments due under the contract, and two yearly renewable term agreements in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. These agreements had no material effect on net income for the periods ended September 30, 1996 and 1995.

11. CONTINGENCIES

Several actions have been brought against the Company on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by Prudential, the Company and agents appointed by Prudential and the Company. Prudential has agreed to indemnify the Company for any and all losses resulting from such litigation.

12. DIVIDENDS

The Company is subject to Arizona law which limits the amount of dividends that insurance companies can pay to stockholders. The maximum dividend which may be paid in any 12 month period without notification or approval is limited to the lesser of 10% of surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations and the Company's surplus position at December 31, 1995, the Company would be permitted a maximum of $83 million in dividend distribution in 1996, all of which could be paid in cash, without approval from The State of Arizona Department of Insurance.

                     CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                               (Statutory Basis)

                                                           December 31,
                                                  -----------------------------
                                                   1995                    1994
                                                  --------              -------
                                                             ($000'S)
ASSETS
 Fixed maturities (market value $2,598,439
    and $2,596,172).......................      $2,510,783           $2,647,315
 Equity securities (cost $5,317 and $5,434)          4,009                3,326
 Mortgage loans...........................          64,464               71,919
 Investment in real estate................           4,059                7,189
 Policy loans.............................         569,273              493,862
 Other long-term investments..............           4,159                4,044
 Short-term investments...................         228,016              191,455
                                                ----------           ----------
    Total Investments.....................       3,384,763            3,419,110
 Cash.....................................          41,435               27,780
 Accrued investment income................          59,862               59,382
 Premiums due and deferred................          19,521               16,821
 Receivable from affiliates...............           8,275                7,517
 Federal income taxes--from affiliate.....           8,875               23,306
 Other assets.............................           9,436               25,102
 Assets held in Separate Accounts.........       4,285,269            3,511,784
                                                ----------           ----------
TOTAL  ASSETS.............................      $7,817,436           $7,090,802
                                                ==========           ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
 Policy liabilities and insurance reserves:
   Future policy benefits and claims......      $2,606,856           $2,767,552
   Other policy claims and benefits payable         13,822               15,184
   Interest Maintenance Reserve (IMR).....          27,282               21,802
 Payable to affiliates....................          41,584               30,257
 Other liabilities........................          52,865              131,695
 Asset Valuation Reserve (AVR)............          37,268               23,690
 Liabilities related to Separate Accounts        4,208,737            3,424,535
                                                ----------           ----------
TOTAL LIABILITIES ........................       6,988,414            6,414,715
                                                ----------           ----------

STOCKHOLDER'S EQUITY:
 Common Stock, $10 par value; authorized,
  1,000,000 shares; issued and outstanding,
   250,000 shares.........................           2,500                2,500
 Paid-in capital..........................         439,582              439,582
 Unassigned surplus.......................         386,940              234,005
                                                ----------           ----------
TOTAL STOCKHOLDER'S EQUITY................         829,022              676,087
                                                ----------           ----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY.     $7,817,436           $7,090,802
                                                ==========           ==========


                      CONSOLIDATED STATEMENTS OF OPERATIONS
                               (Statutory Basis)


                                                   Years Ended December 31,
                                              ----------------------------------
                                                1995        1994         1993
                                              --------    --------     --------
                                                          ($000'S)

REVENUE
 Premiums and annuity considerations.......   $570,440    $611,820     $563,900
 Net investment income.....................    250,386     245,977      260,939
 Net realized investment gains/(losses)....      3,952     (21,215)       8,878
 Other income..............................     40,987      13,259       18,882
                                              --------    --------     --------
TOTAL REVENUE..............................    865,765     849,841      852,599
                                              --------    --------     --------
BENEFITS AND EXPENSES
 Current and future benefits and claims....    512,988     559,658      534,354
 Commission expenses.......................     25,755      30,169       28,386
 General, administrative and other expenses    118,808     119,309      129,171
                                              --------    --------     --------
TOTAL BENEFITS AND EXPENSES................    657,551     709,136      691,911
                                              --------    --------     --------
 Income before provision in lieu of federal
  income tax...............................    208,214     140,705      160,688
 Provision in lieu of federal
  income tax...............................    (50,013)    (87,750)     (83,640)
                                              --------    --------     --------
NET INCOME.................................   $158,201    $ 52,955     $ 77,048
                                              ========    ========     ========


               SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                               (Statutory Basis)


                                                    Years Ended December 31,
                                              ---------------------------------
                                                1995         1994         1993
                                              --------     --------     -------
                                                           ($000'S)

COMMON STOCK
 Balance, beginning of year.................  $  2,500     $  2,500    $  2,500
 Issued during year.........................         -            -           -
                                              --------     --------    --------
 Balance, end of year.......................     2,500        2,500       2,500
                                              --------     --------    --------
PAID-IN CAPITAL
 Balance, beginning of year.................   439,582      439,582     439,582
 Paid-in during year........................         -            -           -
                                              --------     --------    --------
 Balance, end of year ......................   439,582      439,582     439,582
                                              --------     --------    --------

UNASSIGNED SURPLUS
 Balance, beginning of year.................   234,005      176,711     162,530
 Net income.................................   158,201       52,955      77,048
 Net unrealized investment gains/(losses)...     8,761        5,814      (9,351)
 (Increase) decrease in non-admitted assets.      (449)        (477)        575
 (Increase) decrease in AVR.................   (13,578)        (998)      5,909
 Dividends to stockholder...................         -            -     (60,000)
                                              --------     --------    --------
 Balance, end of year.......................   386,940      234,005     176,711
                                              --------     --------    --------
TOTAL STOCKHOLDER'S EQUITY..................  $829,022     $676,087    $618,793
                                              ========     ========    ========


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (Statutory Basis)


                                                  Years Ended December 31,
                                            ---------------------------------
                                              1995         1994         1993
                                            --------     --------      ------
                                                         ($000'S)

CASH FLOW FROM OPERATING ACTIVITIES
 Net income...............................  $  158,201   $   52,955 $   77,048
 Adjustments to reconcile net income
  to net cash from operations:
  Increase/(decrease) in policy
   liabilities and insurance reserves.....    (162,058)    (143,153)   (124,602)
  Net decrease in Separate Accounts.......      10,717        5,674      12,173
  Net realized investment (gains)/losses..      (3,952)      21,215     (8,878)
  Depreciation, amortization and
   other non-cash items...................      (2,854)         314       1,907
  (Increase)/decrease in operating assets:
   Policy loans...........................     (75,411)     (73,591)    (71,472)
   Notes receivable from affiliates.......           -       50,000       9,000
   Interest receivable from affiliates....           -           23         420
   Accrued investment income..............        (480)      (2,597)        880
   Premiums due and deferred..............      (2,700)        (252)       (880)
   Receivable from affiliates.............        (758)        (637)      1,970
   Federal income taxes--from affiliate...      14,467      (19,155)      6,879
   Other assets...........................      15,666       (9,273)     (9,481)
 Increase/(decrease) in operating
  liabilities:
   Payable to affiliates..................      11,327      (24,029)     13,260
   Federal income taxes--to affiliate.....         (36)           -           -
   Other liabilities......................     (78,830)      27,710      34,632
                                             ---------    ---------   ---------

CASH FLOW FROM (USED FOR) OPERATING
  ACTIVITIES ............................     (116,701)    (114,796)    (57,144)
                                             ---------    ---------   ---------

CASH FLOW FROM INVESTING ACTIVITIES
 Proceeds from the sale/maturity of:
  Fixed maturities.......................    2,031,587    2,710,424   1,687,992
  Equity securities......................        5,557        1,909       4,032
  Mortgage loans.........................        7,395       10,821      21,691
  Other long-term investments............        1,559          607         520
  Investment in real estate..............        2,925        8,676           -
 Payments for the purchase of:
  Fixed maturities.......................   (1,876,232)  (2,561,081) (1,483,234)
  Equity securities......................       (4,279)      (2,436)     (3,068)
  Mortgage loans.........................            -      (35,276)       (918)
  Other long-term investments............       (1,674)      (1,584)        (84)
  Investment in real estate..............            -            -         (20)
 Net proceeds/(payments) of short-term
  investments............................      (36,482)       9,845    (116,735)
                                             ---------   ----------  ----------
CASH FLOW FROM INVESTING ACTIVITIES......      130,356      141,905     110,176
                                             ---------   ----------  ----------

CASH FLOW FROM FINANCING ACTIVITIES
  Dividends paid.........................            -            -     (60,000)
                                             ---------   ----------  -----------
 Net increase/(decrease) in Cash........        13,655       27,109      (6,968)
 Cash, beginning of year................        27,780          671       7,639
                                             ---------   ----------  ----------
CASH, END OF YEAR.......................     $  41,435   $   27,780  $      671
                                             =========   ==========  ==========
















SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
  Non-cash financing:
   Investment in real estate from
    foreclosed mortgage loans..........     $       -   $    4,139   $    7,300
                                            =========   ==========   ==========
  Cash paid in lieu of income taxes....     $  53,107   $   73,903   $   76,760
                                            =========   ==========   ==========


      SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                               (Statutory Basis)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPLES

   A. PRINCIPLES OF CONSOLIDATION

      The accompanying consolidated financial statements include the accounts of Pruco Life Insurance Company (Pruco Life), a stock life insurance company, and its subsidiaries (collectively, the Company). Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (The Prudential), a mutual life insurance company. The Company markets individual life insurance and single pay deferred annuities primarily through The Prudential's sales force. All significant intercompany balances and transactions have been eliminated in consolidation.

  B.  BASIS OF PRESENTATION

      The consolidated financial statements are presented in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and their respective domiciliary home state insurance departments. Prescribed statutory accounting practices include publications of the NAIC, state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

      The Company, with permission from the Arizona Department of Insurance ("the Department"), prepares an Annual Report that differs from the Annual Statement filed with the Department in that subsidiaries are consolidated and certain financial statement captions are presented differently.

      Certain reclassifications have been made to the 1994 and 1993 financial statements and footnotes to conform to the 1995 presentation. Included in the Statement of Operations are certain items which, under statutory accounting practices, are charged or credited directly to surplus.

      Management has used estimates and assumptions in the preparation of the financial statements that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

      The following is a reconciliation of Pruco Life's Statutory Net Income with net income per the consolidated financial statements.

                                                      Years Ended December 31,
                                                   -----------------------------
                                                      1995     1994       1993
                                                   --------  --------   -------
                                                            ($000'S)

Pruco Life Statutory Net Income including net
  gains and losses on sales of investments....... $113,565   $ 49,374  $ 79,405
Adjustments to reconcile to net income
 as follows:
  Dividends from subsidiary......................        -          -   (26,000)
  Change in General Account Reserve due to
    changes in valuation basis...................    8,990     10,853    (2,331)
  Provision for future assessments...............      367        377       588
  Net gain from operations in Separate Accounts..   (9,775)     8,880     5,114
  Gain/(Loss) due to income tax applicable to
    other than current year......................   19,752    (33,001)        -
  Other..........................................     (510)       (13)       67
  Subsidiaries' Statutory Net Income.............   25,812     16,485    20,205
                                                   --------  --------  --------
Consolidated Net Income..........................  $158,201  $ 52,955  $ 77,048
                                                   ========  ========  ========


  C.  FUTURE APPLICATION OF ACCOUNTING STANDARDS

      The Financial Accounting Standards Board (the "FASB") issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises," which, as

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Statutory Basis)

      amended, is effective for fiscal years beginning after December 15, 1995. Interpretation No. 40 changes the current practice of mutual life insurance companies, with respect to utilizing statutory basis financial statements for general purposes, in not allowing such financial statements to be referred to as having been prepared in accordance with GAAP. Interpretation No. 40 requires GAAP financial statements of mutual life insurance companies to apply all GAAP pronouncements, unless specifically exempted. See Note 9 of the Notes to Consolidated Financial Statements on page B-31 for the impact of Interpretation No. 40 on the Company's Total Stockholders' Equity.

  D.  SELECTED FINANCIAL DATA OF PRUCO LIFE

      Pruco Life markets the Future Value Annuity Contract, and individual deferred annuity contract. Only assets of Pruco Life, shown below, are available to meet the guarantees under this annuity contract. The following is the selected financial data of Pruco Life:

                                                           December 31,
                                                  ------------------------------
                                                      1995              1994
                                                  ----------         ----------
                                                             ($000'S)
Assets:
 Investments other than subsidiaries........      $2,736,259          $2,758,088
 Investment in subsidiaries.................         198,601             169,816
 Other assets...............................         132,185             135,778
 Assets held in Separate Accounts...........       3,495,841           2,869,734
                                                  ----------          ----------
 Total Assets...............................      $6,562,886          $5,933,416
                                                  ==========          ==========
Liabilities:
 Policy liabilities and insurance reserves..      $2,187,632          $2,296,987
 Other liabilities..........................         115,115             163,322
 Liabilities related to Separate Accounts...       3,431,117           2,797,020
                                                  ----------          ----------
Liabilities:
 Total Liabilities..........................      $5,733,864          $5,257,329
                                                  ==========          ==========

                                                 Years Ended December 31,
                                          --------------------------------------
                                             1995          1994         1993
                                          ---------     ---------    ---------
                                                         ($000'S)

Revenues...........................        $717,990      $698,685     $716,402
Benefits, expenses and taxes.......         588,812       659,237      633,277
                                           --------      --------     --------
Net Income.........................        $129,178      $ 39,448     $ 83,125
                                           ========      ========     ========
  E.  INVESTMENTS

      Fixed maturities, which include long-term bonds and redeemable preferred stock, are stated primarily at amortized cost. Certain investments in this category were non-income producing at December 31, 1995 and 1994. These investments amounted to $29 million and $13 million, respectively.

      Equity securities, which consist primarily of common stock, are carried at market value which is based on quoted market prices, where available, or prices provided by the National Association of Insurance Commissioners'
      (NAIC) Securities Valuation Office (SVO).

      Mortgage loans are carried at the lower of the fair value of the underlying property or unpaid principal balance. At December 31, 1995, two loans were in foreclosure in the amount of $8 million. At December 31, 1994, one loan was in foreclosure in the amount of $6 million.

      Policy loans are stated primarily at unpaid principal balances.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Statutory Basis)


      All the Company's real estate investments were acquired through foreclosure during 1995 and 1994. These properties are carried at the lower of cost of fair value less disposition costs. Fair value is considered to be the amount that could reasonably be expected in a current transaction between willing parties, other than in forced or liquidation sale. Depreciation on these properties for the years ended December 31, 1995 and 1994 was $106 thousand and $456 thousand, respectively.

      Other long-term investments, which consist solely of limited partnerships, are valued at the aggregate net equity in the partnerships. Certain investments in this category were non-income producing at December 31, 1995. These investments amounted to $300 thousand. There were no non-income producing investments at December 31, 1994.

      Short-term investments are stated at amortized cost, which approximates fair value.

      Realized investment gains and losses are reported based on specific identification of the investments sold.

  F.  FUTURE POLICY BENEFITS, LOSSES AND CLAIMS

      Reserves for individual life insurance are calculated using various methods, interest rates and mortality tables which produce reserves that meet the aggregate requirements of state laws and regulations. Approximately 7% of individual life insurance reserves are determined using the net level premium method, or by using the greater of a net level premium reserve or the policy cash value. About 93% of individual life insurance reserves are calculated according to the Commissioner's Reserve Valuation Method ("CRVM"), or methods which compare CRVM reserves to policy cash values.

      Reserves for deferred individual annuity contracts are determined using the Commissioner's Annuity Reserve Valuation Method.

      For life insurance and annuities, unpaid claims include estimates of both the death benefits on reported claims and those which are incurred but not reported.

      Reserves for other deposit funds or other liabilities with life contingencies reflect the contract deposit account or experience accumulation for the contract and any purchased annuity reserves.

  G. REVENUE RECOGNITION AND RELATED EXPENSES

      Premium revenues are recognized as income over the premium paying period of the related policies. Annuity considerations are recognized as revenue when received. Expenses, including new business acquisition costs such as commissions, are charged to operations as incurred.

  H.  ASSET VALUATION RESERVE AND INTEREST MAINTENANCE RESERVE

      The Asset Valuation Reserve (AVR) and the Interest Maintenance Reserve
      (IMR) are required for life insurance companies under NAIC regulations. The AVR is calculated based on a statutory formula and designed to mitigate the effect of valuation and credit-related losses on unassigned surplus.

      The components of AVR at December 31, 1995 and 1994 are as follows:


                                                                               ($000'S)
                                                    Fixed                             Equity          Real Estate
                                                  Maturities        Mortgages       Securities        & Other Inv.     Total
                                                  ----------        ---------       ----------        ------------    --------
Beginning of Year 1994 -- AVR ................    $ 18,294          $ 3,699          $   699            $    0        $ 22,692
Additions ....................................      12,062            2,166              348             2,047          16,623
Deductions ...................................     (10,454)          (4,355)            (314)             (502)        (15,625)
                                                  --------          -------          -------            ------        --------
End of Year 1994 -- AVR ......................    $ 19,902          $ 1,510          $   733            $1,545        $ 23,690
                                                  ========          =======          =======            ======        ========
Beginning of Year 1995 -- AVR ................    $ 19,902          $ 1,510          $   733            $1,545        $ 23,690
Additions ....................................      14,540            1,007            2,764               272          18,583
Deductions ...................................      (1,832)             (39)          (2,627)             (507)         (5,005)
                                                  --------          -------          -------            ------        --------
End of Year 1995-- AVR .......................    $ 32,610          $ 2,478          $   870            $1,310        $ 37,268
                                                 =========          =======          =======            ======        ========

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Statutory Basis)

      The IMR captures net realized capital gains and losses resulting from changes in the general level of interest rates. These gains and losses are amortized into investment income over the expected remaining life of the investment sold. The IMR balance was $27.3 million and $21.8 million at December 31, 1995 and 1994, respectively. "Net realized investment gains/(losses)" of $9.2 million and $(19.9) million were deferred in 1995 and 1994, respectively. Amortized into "Net investment income" were $3.8 million and $4.8 million of IMR for the year ended December 31, 1995 and 1994, respectively.

  I.  FEDERAL INCOME TAXES

      The Company is a member of a group of affiliated companies which join in filing a consolidated federal tax return. Pursuant to a tax allocation agreement, current tax liabilities are determined for individual companies based upon their separate return basis taxable income. Members with taxable income incur an amount in lieu of the separate return basis federal tax. Members with a loss for tax purposes recognize a current benefit in proportion to the amount of their losses utilized in computing consolidated taxable income. Differences between estimated liabilities and actual payments are included in the current year's operations as an adjustment to the provision in lieu of income taxes. For the year 1993, the Company was allocated a portion of the consolidated income tax liability attributable to Section 809 of the Internal Revenue Code (commonly referred to as "Equity Tax"). Since 1994, the Company has no longer been allocated this Equity Tax.

      Taxes on the Company are calculated under the Internal Revenue Code of 1986 which provides that life insurance companies be taxed on their gain from operations after dividends to policyholders. In calculating this tax, the Code requires the capitalization and amortization of policy acquisition expenses.

  J.  SEPARATE ACCOUNTS

      Separate accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life Modified Guaranteed Annuity Account. The Pruco Life Modified Guaranteed Annuity Account is a non-unitized separate account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life Modified Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain, or loss is borne, in total, by Pruco Life. Assets are carried at market value. Deposits to such accounts are included in revenues with a corresponding liability increase included in benefits and expenses. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Consequently, management believes that it is appropriate to combine Separate Account policyholder net investment income and net realized and unrealized capital gains/(losses) along with benefit payments and change in reserves in "Current and future benefits and claims". Policyholder net investment income and net realized and unrealized gains/(losses) for the years ended December 31, 1995, 1994 and 1993 were $805 million, ($28) million and $443 million, respectively.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Statutory Basis)


  2.  FEDERAL INCOME TAXES

      The following is a reconciliation of the Company's federal tax provision as computed at the federal tax rate with that computed at the Company's effective tax rate. The below amounts include federal income tax applicable to prior years, where appropriate.


                                                         Years Ended December 31,
                                               -----------------------------------------
                                                 1995             1994              1993
                                               --------         --------          -------
                                                                ($000'S)
Income before provision in lieu of
  federal income taxes....................     $208,214        $140,705          $160,688
Statutory tax rate........................           35%             35%               35%
                                              ---------        --------          --------
Expected federal income taxes.............     $ 72,875        $ 49,247          $ 56,241
  Tax effect of:
  Statutory/tax policy reserve
    difference............................      (14,524)         19,949            14,577
  Timing differences in tax/book income
    recognition on investments............       (6,980)         11,608             4,055
  Timing differences in tax/book income
    Recognition--other....................       (7,173)         (6,816)             (415)
  Decrease/(Increase) in life insurance
    premiums deferred and uncollected.....         (953)            (88)             (308)
  Capitalization of policy acquisition
    expenses..............................        6,768          13,850             7,374
  Allocated equity tax....................            -               -             2,116
                                               --------        --------          --------
Federal income taxes......................     $ 50,013        $ 87,750          $ 83,640
                                               ========        ========          ========
Effective tax rate........................           24%             62%               52%
                                               ========        ========          ========

  3.  NET INVESTMENT INCOME

      Net investment income consisted of:


                                                         Years Ended December 31,
                                              -------------------------------------------
                                                 1995             1994             1993
                                              ----------       ----------        --------
                                                                ($000'S)
Gross investment income
  Fixed maturities.........................    $194,198         $196,909          $216,660
  Equity securities.........................        104               14                22
  Mortgage loans............................      7,757            4,041             6,359
  Investment in real estate.................        647            2,146             2,066
  Policy loans..............................     29,775           25,692            21,741
  Short-term investments....................     15,092           12,676             9,031
  Other.....................................      3,949            5,075             3,945
                                               --------         --------          --------
                                                251,522          246,553           259,824

Investment expenses.........................     (4,904)          (5,421)           (5,570)
                                               --------         --------          --------
Net investment income before IMR............    246,618          241,132           254,254

Amortization of Interest Maintenance Reserve      3,768            4,845             6,685
                                               --------         --------          --------
Net investment income.......................   $250,386         $245,977          $260,939
                                               ========         ========          ========

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Statutory Basis)


  4.  INVESTMENT AND INVESTMENT GAINS (LOSSES)




                                                         Years Ended December 31,
                                                ------------------------------------------
                                                   1995             1994            1993
                                                ----------       ----------       --------
                                                                  ($000'S)
Realized Gains (Losses)
  Fixed maturities..........................    $ 11,359          $(38,180)       $ 32,471
  Equity securities.........................       2,020               503             607
  Mortgage loans............................         (90)           (4,581)         (2,592)
  Investment in real estate.................         (99)            1,184          (2,004)
  Other.....................................          10                (1)           (411)
Tax effected amounts transferred to Interest
  Maintenance Reserve.......................      (9,248)           19,860         (19,193)
                                                --------          --------        --------
Net realized investment gains...............    $  3,952          $(21,215)       $  8,878
                                                ========          ========        ========
Unrealized Gains (Losses)
  Fixed maturities..........................       9,192             5,430          (9,380)
  Equity securities.........................         799              (490)            260
  Other.....................................      (1,229)              874            (231)
                                                --------          --------        --------
Net unrealized investment gains (losses)           8,762             5,814          (9,351)
Balance beginning of year...................     (12,352)          (18,166)         (8,815)
                                                --------          --------        --------
Balance end of year.........................    $ (3,590)         $(12,352)       $(18,166)
                                                ========          ========        ========




                        EQUITY SECURITIES AT DECEMBER 31,
                                    ($000'S)

                                      Gross Unrealized
                   -----------------------------------------------------
                                                                  Fair
                                                                  Market
                     Cost          Gains         Losses           Value
                   -------        -------       --------         -------
1995 ...........    $5,317          $581         $1,889          $4,009
1994 ...........     5,434           386          2,493           3,327
1993 ...........     4,405           742          2,359           2,788


                       Fixed Maturies
              --------------------------------
                         ($000'S)
                                                           Increase (Decrease)
                      At December 31,                     in Difference Between
              --------------------------------              Market Value and
               Amortized               Market              and Amortized Cost
                 Cost                  Value                During the Year
              ----------            ----------             ------------------
1995 ....     $2,510,782            $2,598,439                 $ 138,800
1994 ....      2,647,315             2,596,172                  (167,494)
1993 ....      2,835,251             2,951,602                    10,453

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Statutory Basis)


The amortized cost and estimated market value of fixed maturities at December 31, 1995 and 1994 are as follows:


                                                                     1995
                                          --------------------------------------------------------
                                                             Gross         Gross        Estimated
                                             Amortized    Unrealized    Unrealized        Market
                                               Cost         Gains         Losses          Value
                                             ($000's)      ($000's)      ($000's)        ($000's)
                                          -----------      --------     ----------      ----------
U.S. Treasury securities
  and obligations of
  U.S. government corporations
  and agencies ........................   $  324,854       $  6,829       $    61       $  331,622
Obligations of U.S. and
  political subdivisions ..............            -              -             -                -
Debt securities issued by foreign
  governments and
  their agencies ......................       73,042          3,055             -           76,097
Corporate securities ..................    1,943,696         73,489         3,974        2,013,211
Mortgage backed securities ............      169,190          8,717           398          177,509
                                          ----------       --------       -------       ----------
Total .................................   $2,510,782       $ 92,090       $ 4,433       $2,598,439
                                          ==========       ========       =======       ==========



                                                                     1994
                                          --------------------------------------------------------

                                                             Gross          Gross        Estimated
                                           Amortized      Unrealized      Unrealized      Market
                                              Cost           Gains          Losses        Value
                                            ($000's)       ($000's)        ($000's)      ($000's)
                                          ----------       --------       ----------    ----------
U.S. Treasury securities
  and obligations of
  U.S. government corporations
  and agencies                            $  409,678       $    224       $ 20,259      $  389,643
Obligations of U.S. and
  political subdivisions .............             -              -             -               -
Debt securities issued by
  foreign governments and
  their agencies .....................        86,026          2,075          2,310          85,791
Corporate securities .................     1,960,296         17,005         43,521       1,933,780
Mortgage-backed securities ...........       191,315          1,429          5,786         186,958
                                          ----------       --------       --------      ----------
Total ................................    $2,647,315       $ 20,733       $ 71,876      $2,596,172
                                          ==========       ========       ========      ==========



The amortized cost and estimated market value of fixed maturities at December 31, 1995 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     Estimated
                                               Amortized               Market
                                                 Cost                  Value
                                               ($000's)              ($000's)
                                             ----------             ----------
Due in one year or less ...................  $  161,693             $  163,629
Due after one year through five years .....   1,500,204              1,549,264
Due after five years through ten years ....     529,845                556,294
Due after ten years .......................     149,850                151,743
                                             ----------             ----------
                                              2,341,592              2,420,930
Mortgage-backed securities ................     169,190                177,509
                                             ----------             ----------
Total .....................................  $2,510,782             $2,598,439
                                             ==========             ==========


      Proceeds from the sale/maturity of fixed maturities during 1995, 1994, and 1993 were $2.0 billion, $2.7 billion and $1.7 billion, respectively. Gross gains of $28.8 million, $16.8 million and $44.5 million and gross losses of $17.5 million, $49.8 million and $12.0 million were realized on those sales during 1995, 1994, and 1993, respectively.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Statutory Basis)


      The Company invests in both investment grade and non-investment grade securities. The SVO of the NAIC rates fixed maturities held by insurers (SVO rated securities accounted for approximately 87.2% and 93.6% of the Company's total fixed maturities balances at both December 31, 1995 and
      1994) for regulatory purposes and groups investments into six categories ranging from highest quality bonds to those in or near default. The lowest three NAIC categories represent, for the most part, high-yield securities and are defined by the NAIC as including any security with a public agency rating of B+ or B1 or less.

      Included in "fixed maturities" are securities that are classified by the NAIC as being in the lowest three rating categories. These approximated 1.0% and 1.5% of the Company's assets at December 31, 1995 and 1994, respectively. The amount by which the market value of these securities exceeded the carrying value was approximately $1.8 million and $(0.9) million at December 31, 1995 and 1994, respectively.

5. RELATED PARTY TRANSACTIONS

   A. SERVICE AGREEMENTS

      The Company, The Prudential, Pruco Life of New Jersey and Pruco Securities Corporation, an indirect wholly-owned subsidiary of The Prudential, operate under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided. The net cost of these services allocated to the Company were $98 million, $78 million, and $98 million for the years ended December 31, 1995, 1994, and 1993, respectively.

      In a reorganization of the parent's Individual Insurance Department, effective January 1, 1993, the corporate staff of the Company was absorbed by the parent. The costs associated with these employees, which were previously borne by the Company, are now charged to the Company under the service and lease agreements with the parent.

   B. EMPLOYEE BENEFIT PLANS

      PENSION PLANS

      The Company is a wholly-owned subsidiary of The Prudential which sponsors several defined benefit pension plans that cover substanially all of its employees. Benefits are generally based on career average earnings and credited length of service. The Prudential's funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service contribution guidelines.

      No pension expense for contributions to the plan was allocated to the Company in 1995, 1994 or 1993 because the plan was subject to the full funding limitation under the Internal Revenue Code.

      POSTRETIREMENT LIFE AND HEALTH BENEFITS

      The Prudential also sponsors certain life insurance and health care benefits for its retired employees. Substantially all employees may become eligible to receive a benefit if they retire after age 55 with at least 10 years of service. Postretirement benefits, with respect to The Prudential, are recognized in accordance with the prescribed NAIC policy. The Prudential elected to amortize its obligation over twenty years. A provision for contributions to the postretirement fund is included in the net cost of services allocated to the Company discussed above for the years ended December 31, 1995, 1994, and 1993.

   C. REINSURANCE

      The Company currently has three reinsurance agreements in place with The Prudential (the reinsurer). Specifically: reinsurance of a Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides Reinsurance equal to 100% of all payments due under the contact; and, two Yearly Renewable Term agreement in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention ($2.5 million). These agreements had no material effect on net income for the years ended December 1995, 1994, and 1993.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Statutory Basis)


   D. OTHER TRANSACTIONS

      The Company has issued approximately 375 variable universal life contracts to The Prudential for the purpose of funding non-qualified pension benefits for certain employees. Included in insurance premiums and annuity considerations for the years ended December 31, 1995, 1994 and 1993 are respectively, $12 million, $12 million and $12 million, which are attributable to these contracts.

6. DIVIDENDS

      The Company is subject to Arizona law which limits the amount of dividends that insurance companies can pay to stockholders. The maximum dividend which may be paid in any 12 month period without notification or approval is limited to the lesser of 10% of surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations and the Company's surplus position at December 31, 1995, the Company would be permitted a maximum of $83 million in dividend distributions in 1996, all of which could be paid in cash, without approval from The State of Arizona Department of Insurance.

7. FAIR VALUE INFORMATION

      The fair value amounts have been determined by the Company using available information and reasonable valuation methodologies for only those accounts for which fair value disclosures are required. Considerable judgement is necessarily applied in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values.

      The following methods and assumptions were used in calculating the fair values. For all other financial instruments presented in the table, the carrying value is a reasonable estimate of fair value.

      FIXED MATURITIES. Fair values for fixed maturities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve adjusted for the type of issue, its current quality and its remaining average life. The fair value of certain non-performing private placement securities is based on amounts provided by state regulatory authorities.

      EQUITY SECURITIES. Fair value is based on quoted market prices, where available, or prices provided by state regulatory authorities.

      MORTGAGE LOANS. The fair value of the commercial mortgage and agricultural loan portfolio is primarily based upon the present value of the scheduled cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage. For certain non-performing and other loans, fair value is based upon the value of the underlying collateral.

      POLICY LOANS. The estimated fair value is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayments.

      INVESTMENT-TYPE INSURANCE CONTRACT LIABILITIES. Fair values for the Company's investment-type insurance contract liabilities are estimated using a discounted cash flow model, based on interest rates currently being offered for similar contracts.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
                  PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Statutory Basis)

      The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and 1994.


                                           (000's)                 (000's)
                                            1995                    1994
                                   -----------------------  --------------------------
                                    Carrying       Fair        Carrying        Fair
                                     Value         Value        Value          Value
                                  ----------    ----------  -----------    -----------
Financial Assets:
  Fixed maturities .............  $2,510,782    $2,598,438  $ 2,647,315    $ 2,596,172
  Equity securities ............       4,009         4,036        3,326          3,326
  Mortgage Loans ...............      64,464        63,635       71,919         71,805
  Policy Loans .................     569,273       577,975      493,862        448,617
  Other Long term investments ..       4,159         4,159        4,044          4,044
  Short term investments .......     228,016       228,016      191,455        191,455

Financial Liabilities:
  Investment type
    insurance contracts ........  $  536,963     $ 537,241  $   794,691    $   761,324


  8.  CONTINGENCIES

      Several actions have been brought against the Company on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by The Prudential, the Company and agents appointed by The Prudential and the Company. The Prudential has agreed to indemnify the Company for any and all losses resulting from such litigation.

  9.  SUBSEQUENT EVENT

      As required by Interpretaion No. 40, in the first quarter of 1996, the Company changed its basis of accounting from statutory accounting practices to Generally Accepted Accounting Principles ("GAAP") (see Note
      1). The effect of this change to Total Stockholders' Equity at December 31, 1995 was an increase of $433 million (unaudited).

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Pruco Life Insurance Company
Newark, New Jersey

We have audited the accompanying statements of financial position--statutory basis of Pruco Life Insurance Company and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows--statutory basis for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 1 and 9, as of the first quarter of 1996, the Company has changed its accounting policies to conform to all generally accepted accounting principles pronouncements. Therefore, these financial statements, which were prepared in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Arizona (statutory basis), which is a comprehensive basis of accounting, are no longer in accordance with generally accepted accounting principles. The effects on such financial statements of the differences between the statutory basis of accounting and generally accepted accounting principles are also described in Note 9.

In our opinion, because of the effects of the differences between the two bases of accounting referred to in the preceding paragraph, such financial statements do not present fairly, in all material respects, the financial position of Pruco Life Insurance Company and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

However, in our opinion, the accompanying statutory basis financial statements present fairly, in all material respects, the financial position of Pruco Life Insurance Company and Subsidiaries as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, on the basis of accounting described in Note 1.







Deloitte & Touche LLP
Parsippany, New Jersey
March 15, 1996, except for Note 9
    as to which the date is September 11, 1996

   PRUCO LIFE INSURANCE COMPANY
       213 Washington Street
   Newark, New Jersey 07102-2992
Telephone: (800) 437-4016, Ext. 46


VUL-1 Ed. __/96
Cat # 64M9743

                                     PART II

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.



                     REPRESENTATION WITH RESPECT TO CHARGES

The fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.



                   UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Prudential Directors' and Officers' Liability and Corporation Reimbursement Insurance Program, purchased by The Prudential from Aetna Casualty & Surety Company, CNA Insurance Companies, Lloyds of London, Great American Insurance Company, Reliance Insurance Company, Corporate Officers & Directors Assurance Ltd., A.C.E. Insurance Company, Ltd., XL Insurance Company, Ltd., and Zurich-American Insurance Company, provides reimbursement for "Loss" (as defined in the policies) which the Company pays as indemnification to its directors or officers resulting from any claim for any actual or alleged act, error, misstatement, misleading statement, omission, or breach of duty by persons in the discharge of their duties in their capacities as directors or officers of The Prudential, any of its subsidiaries, or certain investment companies affiliated with The Prudential. Coverage is also provided to the individual directors or officers for such Loss, for which they shall not be indemnified. Loss essentially is the legal liability on claims against a director or officer, including adjudicated damages, settlements and reasonable and necessary legal fees and expenses incurred in defense of adjudicatory proceedings and appeals therefrom. Loss does not include punitive or exemplary damages or the multiplied portion of any multiplied damage award, criminal or civil fines or penalties imposed by law, taxes or wages, or matters which are uninsurable under the law pursuant to which the policies are construed.

There are a number of exclusions from coverage. Among the matters excluded are Losses arising as the result of (1) claims brought about or contributed to by the criminal or fraudulent acts or omissions or the willful violation of any law by a director or officer, (2) claims based on or attributable to directors or officers gaining personal profit or advantage to which they were not legally entitled, and (3) claims arising from actual or alleged performance of, or failure to perform, services as, or in any capacity similar to, an investment adviser, investment banker, underwriter, broker or dealer, as those terms are defined in the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, any rules or regulations thereunder, or any similar federal, state or local statute, rule or regulation.

The limit of coverage under the Program for both individual and corporate reimbursement coverage is $150,000,000. The retention for corporate reimbursement coverage is $10,000,000 per loss.

The relevant provisions of New Jersey law permitting or requiring indemnification, New Jersey being the state of organization of The Prudential, can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The relevant provisions of Arizona law, Arizona being the state of organization of Pruco Life, can be found in Section 10-005 of the Arizona Statutes Annotated. The text of The Prudential's by-law 26, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1.A.(6)(b) of Post-Effective Amendment No. 1 to Form S-6, Registration No. 33-61079, filed April 25, 1996, on behalf of The Prudential Variable Appreciable Account. The text of Pruco Life's by-laws, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1.A.(6)(b) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT



This Registration Statement comprises the following papers and documents:



The facing sheet.

Cross-reference to items required by Form N-8B-2.



The prospectus consisting of 88 pages.



The undertaking to file reports.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:


     1.  Deloitte & Touche LLP.
     2.  Clifford E. Kirsch, Esq.
     3.  Nancy D. Davis, FSA, MAAA


The following exhibits:

  1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:



    A. (1) Resolution of Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Variable Appreciable Account. (Note 5)
        (2) Not Applicable.
        (3) Distributing Contracts:
            (a) Distribution Agreement between Pruco Securities Corporation and
                Pruco Life Insurance Company. (Note 5)
            (b) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note 5)
            (c) Schedules of Sales Commissions. (Note 1)
        (4) Not Applicable.
        (5) Variable Universal Life Insurance Contract: (Note 5)
        (6) (a) Articles of Incorporation of Pruco Life Insurance Company, as amended June 14, 1983. (Note 5)
            (b) By-laws of Pruco Life Insurance Company, as amended June 14,
                 1983. (Note 5)
        (7) Not Applicable.
        (8) Not Applicable.
        (9) Not Applicable.
       (10) (a) Application Form. (Note 5)
            (b) Supplement to the Application. (Note 4)
       (11) Form of Notice of Withdrawal Right. (Note 1)
       (12) Memorandum describing The Prudential's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii) and method of computing adjustments in payments and cash surrender values upon conversion to fixed-benefit policies pursuant to Rule 6e-3(T)(b)(13)(v)(B). (Note 5)
       (13) Available Contract Riders and Endorsements:
            (a) Rider for Payment of Premium Benefit Upon Insured's Total
                Disability. (Note 5)
            (b) 10 Year Level Premium Term Rider on Insured. (Note 1)
            (c) 10 Year Level Premium Term Rider on Spouse. (Note 1)
            (d) Annually Renewable Term Rider on Insured. (Note 1)
            (e) Children's Rider. (Note 1)
            (f) Living Needs Benefit Rider
                (i) for use in Florida. (Note 5)
               (ii) for use in all approved jurisdictions except Florida.
                    (Note 5)
  2. See Exhibit 1.A.(5).
  3. Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 1)

   4. None.
   5. Not Applicable.



   6. Opinion and Consent of Nancy D. Davis, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 1)

   7. Powers of Attorney:
      (a) Ira J. Kleinman, Esther H. Milnes, I. Edward Price (Note 2)
      (b) William F. Yelverton (Note 3)
      (c) Linda S. Dougherty, Mendel A. Melzer  (Note 5)
      (d) William M. Bethke, Kiyofumi Sakaguchi  (Note 6)



  27. Financial Data Schedule. (Note 1)

(Note 1) Filed herewith.

(Note 2) Incorporated by reference to Form N-4, Registration No. 33-61125, filed July 19, 1995, on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4,
         Registration No. 33-61125, filed November 17, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to Form S-6, Registration No. 33-61079, filed
         July 17, 1995 on behalf of The Prudential Variable Appreciable Account.


(Note 5) Incorporated by reference to Registrant's Form S-6, filed July 2, 1996.

(Note 6) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4,
         Registration No. 333-06701, filed September 12, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life Variable Appreciable Account, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 25th day of November, 1996.



               (Seal) The Pruco Life Variable Appreciable Account
                                  (Registrant)

                        By: Pruco Life Insurance Company
                                   (Depositor)

Attest:      /s/ THOMAS C. CASTANO                 By:    /s/ ESTHER H. MILNES
             ----------------------------              -------------------------
                 Thomas C. Castano                            Esther H. Milnes
                 Assistant Secretary                          President



Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on this 25th day of November, 1996.



         Signature and Title
         -------------------
/s/ *
-----------------------------------------
Esther H. Milnes
President and Director


/s/ *
-----------------------------------------
Linda S. Dougherty
Chief Accounting  Officer and Comptroller


/s/ *
-----------------------------------------
William M. Bethke
Director


/s/ *                                        *By: /s/ THOMAS C. CASTANO
-----------------------------------------         ------------------------------
Ira J. Kleinman                                       Thomas C. Castano
Director                                              (Attorney-in-Fact)

/s/ *
-----------------------------------------
Mendel A. Melzer
Director

/s/ *
-----------------------------------------
I. Edward Price
Director


/s/ *
-----------------------------------------
Kiyofumi Sakaguchi
Director


/s/ *
-----------------------------------------
William F. Yelverton
Director

                                  EXHIBIT INDEX

            Consent of Deloitte & Touche LLP, independent
             auditors.                                                Page II-6

 1.A.(3)(c) Schedules of Sales Commissions.                           Page II-7

   1.A.(11) Form of Notice of Withdrawal Right                        Page II-8

1.A.(13)(b) 10 Year Level Premium Term Rider on Insured.              Page II-10

1.A.(13)(c) 10 Year Level Premium Term Rider on Spouse.               Page II-13

1.A.(13)(d) Annually Renewable Term Rider on Insured.                 Page II-17

1.A.(13)(e) Children's Rider.                                         Page II-20

         3. Opinion and Consent of Clifford E. Kirsch,
            Esq. as to the legality of the securities being
            registered.                                               Page II-23

         6. Opinion and Consent of Nancy D. Davis, FSA,
            MAAA, as to actuarial matters pertaining to the
            securities being registered.                              Page II-24

        27. Financial Data Schedule.                                  Page II-25